Exhibit 99.1

May 31, 2015

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Gazit-Globe Ltd. (the “Company”) –Q1 2015 Financial Report

Below please find the Company’s First Quarter 2015 Financial Report as originally filed in Israel on May 31, 2015, translated into English. In the event of a discrepancy between the Hebrew and English versions, the Hebrew version shall prevail.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

QUARTERLY REPORT as of March 31, 2015:

GAZIT-GLOBE LTD.

DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

GAZIT-GLOBE LTD.

Directors’ Report to the Shareholders

For the period ended March 31, 2015

The Board of Directors of Gazit-Globe Ltd. (the “Company”) is pleased to present the Directors’ Report of the Company for the period ended March 31, 2015:

1.         The Company and its Operations

1.1.           Introduction

The Company, through its investees1 (collectively: the “Group”), is the owner, operator and developer of income-producing properties in North America, Europe, Israel and Brazil. The Group focuses mainly on the supermarket-anchored shopping centers sector in urban growth markets. In addition, the Group operates in the development and construction sector primarily of residential projects in Israel and in Central and Eastern Europe. Furthermore, the Group continues to explore and realize business opportunities by acquiring properties and/or companies that operate within its core business or similar fields (including with partners), both in regions where it currently operates and also in new regions.

The Company’s shares are listed on the Tel Aviv Stock Exchange Ltd. (“TASE” or the “TA Stock Exchange”), on the New York Stock Exchange (“NYSE”), and on the Toronto Stock Exchange (“TSX”), all under the ticker symbol “GZT”.

The Company’s policy, as undertaken over the years, is to focus on growing its cash flow through the proactive management of its properties. Company management believes that the long-term ownership of its properties, together with the implementation of this policy, will increase the return for shareholders.

1.2.           Group Properties

As of March 31, 2015 (the “Reporting Date”), the Group owns and manages 448 properties, as follows:

•           430 shopping centers and medical office buildings of various sizes

•           8 shopping centers under development

•           10 other properties

The above properties have a gross leasable area (“GLA”) of 6.2 million square meters. The properties are presented in the Company’s books at their fair value of NIS 69.7 billion (NIS 76.0 billion, assuming consolidation of jointly controlled companies that are presented according to the equity method and the full inclusion of the value of properties managed by the Group) and generate gross annual rental income (based on the properties owned and based on currency exchange rates as of March 31, 2015) of NIS 6.0 billion (NIS 6.5 billion, assuming consolidation of jointly controlled companies that are presented according to the equity method and the full inclusion of the rental income from the properties managed by the Group).

In the United States, the Company operates mainly through Equity One Inc. (“EQY”), a public company listed on the NYSE. EQY is a REIT for U.S. tax purposes. As of March 31, 2015, the Company owns 42.2% of EQY’s share capital. EQY’s properties are located primarily in growing metropolitan areas in the southeastern United States, mainly in Florida, in the northeastern United States, mainly in the area of New York State, in Boston, Massachusetts and in Connecticut, and on the West Coast of the United States, mainly in California. EQY owns2 121 income-producing properties (115 shopping centers and 6 other properties), with a total GLA of 1.5 million square meters, as well as a shopping center under development.

____________________________

1     Reference to investees includes, unless stated otherwise, companies that are fully consolidated by the Company and jointly controlled companies that are presented according to the equity method.

2     Includes jointly controlled properties.

GAZIT-GLOBE LTD.

DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

In addition, EQY partly owns, through joint ventures (10%/20%), and manages 12 shopping centers and another income-producing property in the United States, with a total GLA of 177 thousand square meters.

The Company also operates in the United States through ProMed Properties Inc. (“ProMed”) (100%), which is engaged in the medical office buildings sector and owns 2 medical office buildings in the United States, with a total GLA of 31 thousand square meters. For details regarding the sale of medical office buildings in the first quarter of 2015, refer to section 11.3 of the Update to the Description of the Company’s Business Report.

In Canada, the Company operates through First Capital Realty Inc. (“FCR”), a public company listed on the TSX. As of March 31, 2015, the Company owns 42.9% of FCR’s share capital. FCR’s properties are located primarily in the provinces of Ontario, Quebec, Alberta and British Columbia. FCR owns 154 shopping centers in Canada, with a total GLA of 2.2 million square meters, as well as 3 shopping centers under development and land for future development.

In Brazil, the Company operates in the shopping centers sector through Gazit Brazil Ltda. (“Gazit Brazil”) (100%). As of March 31, 2015, Gazit Brazil owns 6 commercial income-producing properties with a total GLA of 60 thousand square meters one shopping center under development and land parcels.

In Northern Europe, the Company operates through Citycon Oyj. (“CTY”), a public company, whose shares are listed on the Helsinki Stock Exchange (OMX). As of March 31, 2015, the Company owns 42.8% of CTY’s share capital. CTY operates in Finland, Sweden, Estonia, Lithuania and Denmark and owns1 59 shopping centers and other retail properties of various sizes, with a total GLA of 1.0  million square meters, as well as a shopping center under development. For details regarding CTY entering into an agreement for the acquisition of a Norwegian company which owns a property portfolio of EUR 1.5 billion and CTY’s intention to raise equity by means of a rights offering in order to finance the acquisition, refer to Note 5g to the financial statements.

In Central and Eastern Europe, the Company operates through Atrium European Real Estate Limited (“ATR”), public company that is listed on the Vienna Stock Exchange, Austria and on the NYSE Euronext Stock Exchange, Amsterdam. As of March 31, 2015, the Company owns 55.0% of ATR’s share capital. ATR operates primarily in Poland, the Czech Republic, Russia and Slovakia. It owns 81 income-producing shopping centers and other retail properties of various sizes, with a total GLA of 1.2 million square meters, and land for future development. On January 22, 2015 the company acquired 52.1 million shares of ATR and became the sole controlling entity in ATR. Commencing with its financial statements for the first quarter of 2015, the Company consolidates ATR's financial statements.

In addition, the Company also operates in Germany in the shopping centers sector, through subsidiaries (“Gazit Germany”) (100%). As of March 31, 2015, Gazit Germany owns 3 shopping centers and one other income-producing property, with a total GLA of 49 thousand square meters.

In Israel, the Company operates through Gazit-Globe Israel (Development) Ltd. (“Gazit Development”) (84.7%, 75% on a fully diluted basis), which is engaged in the acquisition, development and management of shopping centers, and owns 9 income-producing shopping centers in Israel, with a total GLA of 114 thousand square meters, and 2 properties under development, as well as land plots for future development. Gazit Development is also active in Bulgaria and Macedonia through subsidiaries (“Gazit Development (Bulgaria)”), where they own a shopping center with a GLA of 7 thousand square meters and land for future development. For further details regarding the Company entering into an agreement for the purpose of examining various strategic alternatives with regard to Gazit Development’s activity, refer to section 3.2. F below.

__________________________

1     Includes jointly controlled properties.

GAZIT-GLOBE LTD.

DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

In addition, Gazit Development also owns, through subsidiaries, 84.9% of the share capital of U. Dori Group Ltd. (“Dori Group”), a public company listed on the TA Stock Exchange. Dori Group mainly operates in the initiation and development sector primarily of residential projects in Israel and in Central and Eastern Europe, both as developer and as operating contractor (including through an interest of 59.7% in the share capital of U. Dori Construction Ltd. ("Dori Construction"), which is also a public company listed on the TA Stock Exchange, that is engaged in the field of performing construction works). Dori Group also owns indirectly 9.6% of Dorad Energy Ltd., which operates a private electricity generating power station in the Ashkelon region of Israel. For details regarding proposed outline for the strengthening of the capital structure of Dori Group and Dori Construction, refer to Note 5d to the financial statements.

The regions (marked  ) where the Company operates are shown on the following map:

Other publicly accessible data concerning the Group, including presentations, supplemental information packages regarding assets, liabilities and other information (such information does not constitute part of this report and is not included by way of reference), can be found on the Company’s internet website – www.gazit-globe.com, and the internet websites of the Group’s public companies:

www.equityone.net

www.firstcapitalrealty.ca

www.citycon.fi

www.aere.com

www.dori.co.il

GAZIT-GLOBE LTD.

DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

1.3.           Effects of the Financial Crisis and the Volatility in the International Capital Markets

The implications of the economic crisis that began in 2007 on the markets in which the group operates have already caused, inter alia, a certain but not material amount of adverse effect on cash flows from the Group’s properties and an increase in cash flow capitalization rates. These factors resulted in the fair value of the Group’s properties depreciating in 2008 and 2009. During 2010 and the beginning of 2011, it was evident that the effects of the crisis that began in 2007 were moderating. This notwithstanding, recently there have been greater volatility and uncertainty in the global financial markets, with this apparently stemming from the economic disquiet and concerns in Europe. The impact of the aforementioned volatility and uncertainty is mainly reflected, as of the approval date of the reports, on the prices of European companies’ shares (that have been trading for a long period at below their net asset value). Moreover, since 2014, Russia has been experiencing the worst currency crisis in the Ruble since 1998, due mainly to economic sanctions imposed on the state as a result of the dispute in the Ukraine and due to the fall in global oil prices, which together resulted in Russia’s economy growing in 2014 at its slowest pace since 2009 and negative growth is again expected in 2015. The crisis is reflected in the decrease in rental income net of property operating expenses in the first quarter of 2015.

As of March 31, 2015, the Company is reporting stability in occupancy rates in Group properties and an increase in average rental rates, and no significant delinquencies in rent payments that could materially affect the Group’s rental revenues. The Company assesses that it will be able to continue financing its current operations and its investment activities from the Group’s existing financing sources, namely the Group’s liquid balances, its cash flows, issuances of equity and debt in the various capital markets in which the Group operates, and its unutilized approved revolving credit facilities.

Notwithstanding the situation described above, a renewed outbreak, particularly in Europe, of the global financial crisis referred to above could affect the Group’s operations, its results and its financial position, including in the event of a decline in its operating results and cash flows, a fall in the value of the shares of the Group’s public companies, and the ability of the Group companies to raise equity and debt from the capital markets and lenders. It could also cause a decline in the fair value of the investment property and investment property under development of the Group.

The Company’s assessments regarding the impact of the aforementioned events on its operations, revenues, profits, debt- and equity-raising ability and financial position are not certain nor are they under the Company’s control; they therefore constitute forward-looking statements. These assessments are based on facts and data with respect to the present position of the Company and its business, the present position of its fields of operation and the markets in which it operates, and macro-economic facts and data, all as known to the Company on the date of approval of the financial statements. In addition, the Company’s said assessments are based to a material extent on its present expectations and assessments with respect to future developments in each of the said parameters, and their inter-relationship. The Company cannot be certain that its assessments will indeed be realized since it is subject to external influences that cannot be assessed in advance and that, as stated above, are not under its control.

GAZIT-GLOBE LTD.

DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

1.4.    Highlights – First quarter of 2015 (the "Reporting Period”)

(NIS in millions, other than per share data)	For the 3 months ended March 31,
	2015	2014	Change
Rental income	1,527	1,227	24%*
NOI (**)	1,028	817	26%*
Proportionately consolidated NOI (***)	500	517	(3%)
FFO (****)	160	151	6%
Diluted FFO per share (NIS) (***)	0.90	0.86	5%
The number of shares used in calculating the diluted FFO per share (in thousands)	178,507	176,014	1%

Acquisition, construction and development of investment property (*****)	861	783	-
Disposal of investment property (*****)	393	127	-
Fair value gain from investment property and investment property under development, net	107	25	-
Net income attributable to equity holders of the Company	376	157	-
Diluted earnings per share (NIS)	2.10	0.89	-
Cash flows from operating activities	175	187	-
Net debt to total assets	49.3%	55.5%
Equity attributable to equity holders of the Company	7,842	7,789	-
Equity per share attributable to equity holders of the Company (NIS)	44.0	44.3	-
Net asset value per share (EPRA NAV) (NIS) (******)	59.1	56.8	-
EPRA NNNAV per share (NIS) (******)	38.9	39.2	-

(*)	The change is due primarily to the initial consolidation of ATR.
(**)	NOI (“Net Operating Income”) – Rental income, net of property operating expenses.
(***)	For the Company’s proportionate share in the NOI of Group companies, in accordance with its interest in the equity of each of the Group companies, refer to section 2.3 below.
(****)	The FFO is presented according to the management approach and in accordance with the EPRA guidance. For the FFO calculation, refer to section 2.2 below.
(*****)	The Company and its subsidiaries (excluding associates and joint ventures presented according to the equity method), net of specifically attributed debt.
(******)	Refer to section 2.4 below.

•           As of March 31, 2015, the Company and its subsidiaries had liquid balances and unutilized credit facilities available for immediate drawdown amounting to NIS 13.0 billion (NIS 3.2 billion in the Company and wholly-owned subsidiaries).

•           In the Reporting Period, Group companies issued debt by way of debentures in a total amount of NIS  1.1 billion.

•           In the Reporting Period, Group companies issued equity in a total amount of NIS  0.8       billion.

•           As a result of changes in currency exchange rates of the U.S. Dollar, the Canadian Dollar, the Euro and the Brazilian Real against the New Israeli Shekel, the equity attributable to equity holders of the Company decreased in the Reporting Period by NIS 532 million (net of the effect of cross-currency swap transactions).

GAZIT-GLOBE LTD.

DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

1.5. The Company’s Major Holdings are Shown Below (Ownership Structure and Interests are as of March 31, 2015):

GAZIT-GLOBE LTD.

DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

1.6. Breakdown of Net Operating Income ("NOI"), according to the Company’s operating regions1:

____________________________

1     As to the Company’s share (“by proportionate consolidation”), refer to section 2.3 below.

GAZIT-GLOBE LTD.

DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

2.	Additional Information Concerning the Company’s Assets and Liabilities
2.1.	Summary of the Company’s holdings as of March 31, 2015:
Name of company	Type of security/ property	Amount (millions)	Holding interest (%)	Book value (NIS in millions)	Market value as of 31.3.2015 (NIS in millions)
EQY	Shares (NYSE)	54.5	42.2	3,726	5,785
FCR	Shares (TSX)	95.1	42.9	4,760	5,849
CTY[1]	Shares (OMX)	254.1	42.8	2,910	3,284
ATR	Shares (VSX, Euronext)	206.7	55.0	4,671	3,843
U.Dori[1]	Shares (TASE)	168.5	71.9	(46)	49
U.Dori[1]	Capital note	-	-	184	-
Europe	Income-producing property	-	-	433	-
Europe[2]	Property under development and land	-	-	177	-
ProMed	Income-producing property	-	-	595	-
Brazil	Income-producing property and property under development	-	-	1,046	-
Israel[2]	Income-producing property	-	-	1,955	-
Israel[2]	Property under development and land	-	-	256	-
Total assets		-	-	20,667	-

Below are the Company’s monetary balances (including balances of subsidiaries that are not public companies) (“expanded solo basis”) as of March 31, 2015 (NIS in millions):

			NIS in millions
Debentures[3]			12,198
Debts to financial institutions			2,209
Total debentures and debts to financial institutions (*)			14,407
Other monetary liabilities			409
Total monetary liabilities			14,816
Less - monetary assets			1,843
Less - other investments[4]			401
Monetary liabilities, net			12,572
Other liabilities[5]			253
Total liabilities, net			12,825

(*) Amortization schedule of debentures and debts to financial institutions (NIS in millions):

Year	Debentures[6]	Banks	Mortgages	Total	%
2015	955	104	14	1,073	7
2016	976	663	20	1,659	12
2017	779	-	21	800	6
2018	1,383	91	91	1,565	11
2019	1,517	632	299	2,448	17
2020	1,184	-	15	1,199	8
2021	994	-	14	1,008	7
2022	904	-	57	961	7
2023	928	-	59	987	7
2024	1,011	-	60	1,071	7
2025 and after	1,567	-	69	1,636	11
Total	12,198	1,490	719	14,407	100

[1]	The holding interest represents an effective indirect interest in Dori Group
[2]	Presented according to the proportionate consolidation method (84.7%).
[3]	Excludes an asset of NIS 781 million that represents the fair value of cross-currency swap derivatives, which is presented as part of the monetary assets.
[4]	Comprised primarily of the investment in private equity funds.
[5]	Includes a provision for taxes, net in the amount of NIS 260 million, less intangible assets in the amount of NIS 7 million.
[6]	Includes a private, unsecured loan from an institutional investor in the total amount of NIS 703 million.

GAZIT-GLOBE LTD.

DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

2.2.            FFO (EPRA Earnings)

As is the practice in the United States and in European countries, the Company customarily publishes information regarding the results of its operating activities in addition to, and without derogating from, the income statement prepared according to accounting principles. In European countries where the financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), it is customary for income-producing property companies to publish their “EPRA Earnings”, which is a measure for presenting the operating results of a company that are attributable to its equity holders, in line with the position paper of the European Public Real Estate Association (“EPRA”), the objective of which is to promote greater transparency, uniformity and comparability of the financial information reported by property companies. This measure is not based on generally accepted accounting principles.

EPRA Earnings are calculated as the net income attributable to the equity holders of a company after excluding non-recurring income and expenses (including gains or losses from property revaluations to its fair value), changes in the fair value of financial instruments measured through profit or loss, gains or losses on the sale of properties, and other types of gains and losses.

In the United States, where financial statements are prepared in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”), it is customary for income-producing property companies to publish their FFO results (which is the net income attributable to its equity holders, reported after excluding income and expenses of a capital nature and with the addition of the company’s share in property depreciation and other amortization), in accordance with the position paper issued by NAREIT – the U.S.-based National Association of Real Estate Investment Trusts.

EPRA Earnings are therefore similar in substance to FFO, with adjustments for the results reported under IFRS.

The Company believes that publication of FFO, which is calculated according to EPRA guidance, more correctly reflects the operating results of the Company, since the Company’s financial statements are prepared according to IFRS. In addition, publication of FFO provides a better basis for the comparison of the Company’s operating results in a particular period with those of previous periods and also provides a uniform financial measure for comparing the Company’s operating results with those published by other European property companies. Furthermore, pursuant to the draft regulations for anchoring the disclosure provisions for investment property activity, issued by the Israel Securities Authority in December 2013, FFO is to be presented in the “Description of the Company’s Business” section of the annual report of investment property companies, similar to the manner of calculating FFO under EPRA rules.

The measure represents the accounting net income for the period, after excluding non-recurring revenues and expenses (including gains or losses on the revaluation of properties to their fair value), gains or losses on the sale of properties, changes in the fair value of financial instruments measured through profit or loss, and other types of gains and losses. This measure is customarily used to review the performance of income-producing property companies. The required adjustments against the accounting net income are presented in the table below.

As clarified in the EPRA and NAREIT position papers, the EPRA Earnings and the FFO measures do not represent cash flows from operating activities according to accepted accounting principles, nor do they reflect the cash held by a company or its ability to distribute that cash, and they are not a substitute for the reported net income. Furthermore, it is clarified that these measures are not audited by the Company’s independent auditors.

GAZIT-GLOBE LTD.

DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

The table below presents the calculation of the Company’s FFO, calculated according to the recommendations of EPRA and the guidelines of the Israel Securities Authority, and its FFO per share for the stated periods:

			For the year
	For the 3 months ended March 31,		ended December 31
	2015	2014	2014
	NIS in millions (other than per share data)

Net income attributable to equity holders of the Company for the period	376	157	73

Adjustments:
Fair value gain from investment property and investment property under development, net	(107)	(25)	(1,053)
Capital loss on sale of investment property	5	3	65
Changes in the fair value of financial instruments, including derivatives, measured at fair value through profit or loss	(575)	(98)	156
Adjustments with respect to equity-accounted investees	12	20	324
Loss from decrease in and revaluation of holding interest in investee	1,531	1	1
Deferred taxes and current taxes with respect to disposal of properties	41	100	399
Gain from bargain purchase	(1,065)	-	(47)
Acquisition costs recognized in profit or loss	1	1	6
Loss (gain) from early redemption of interest-bearing liabilities and financial derivatives	(1)	(3)	154
Non-controlling interests' share in above adjustments	42	1	267

Nominal FFO	260	157	345

Additional adjustments:

CPI and exchange rate linkage differences	(142)	(57)	(5)
Depreciation and amortization	5	4	13
Adjustments with respect to equity-accounted investees	(3)	(16)	(3)
Other adjustments	40	63	248

FFO according to the management approach	160	151	598
FFO according to the management approach per share (basic and diluted) (in NIS)	0.90	0.86	3.39
Number of shares used in the basic FFO per share calculation (in thousands)	178,414	175,811	176,459
Number of shares used in the diluted FFO per share calculation (in thousands)	178,507	176,014	176,546

1

Income and expenses adjusted against the net income for the purpose of calculating FFO, which include the adjustment of expenses and income from extraordinary legal proceedings not related to the Reporting Periods, expenses relating to non-recurring payments arising from the termination of engagements with senior Group officers, as well as income and expenses from operations not related to income-producing property (including the results of Dori Group) and internal leasing costs (mainly salary) incurred in the leasing of properties.

2	Weighted average for the period.

GAZIT-GLOBE LTD.

DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

2.3.            Additional information is presented below concerning the Company’s share in the value of income-producing properties owned by the Group as of March 31, 2015, based on capitalization of net operating income methodology. The presentation of this information is intended to provide additional information, based on methodology that is generally accepted in the regions in which the Group operates, which might serve as an additional method in analyzing the value of the Company’s properties on the basis of the Company’s financial results for the Reporting Period. It is emphasized that this information does not in any way represent the Company’s estimate of the present or future value of its assets or shares.

2.3.

			For the year
	For the 3 months ended March 31,		ended December 31
	2015	2014	2014
	NIS in millions
Rental income	1,527	1,227	4,913

Property operating expenses	499	410	1,584

NOI for the period	1,028	817	3,329

Less - minority's share in NOI	(535)	(397)	(1,660)

Add - Company's share in NOI of jointly controlled companies [1]	7	97	386

NOI for the period - the Group's proportionate share	500	517	2,055

NOI for a year - the Group's proportionate share	2,000[2]	2,068[2]	2,055

1	Companies that are presented according to the equity method.
2	Calculated by multiplying the NOI for the quarter by four.

The sensitivity analysis shown in the table below describes the implied value of the Group’s income-producing properties using the aforesaid methodology according to the range of different capitalization rates (“cap rates”) generally accepted in the regions in which the Group operates, as of the date of the financial statements. It should be noted that this analysis does not take into account income from premises that have not been leased and additional building rights that exist with respect to the Group’s income-producing properties.

Value of proportionately consolidated income-producing property in accordance with the NOI for the first quarter of 2015:

Cap Rate:	6.50%	6.75%	7.00%	7.25%	7.50%
Value of income-producing property (NIS in millions) (*)	33,302	31,970	30,741	29,602	28,545

(*)            Calculated as the results of dividing the NOI by the cap rate.

New properties, properties under development and land, which have not yet started producing income and which are presented at their fair values in the Group’s books (according to the proportionate consolidation method) as of March 31, 2015, amounted to NIS 2,145 million.

The Group’s liabilities, net of monetary assets (according to the proportionate consolidation method) as of March 31, 2015, amounted to NIS 22,982 million.

GAZIT-GLOBE LTD.

DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

2.4.           Net Asset Value (EPRA NAV and EPRA NNNAV)

As is customary in the European countries in which the Group operates, and in line with the EPRA position paper, whose objective is to promote greater transparency, uniformity and comparability of the financial information reported by real estate companies, the Company publishes net asset value data (EPRA NAV), which is a measure that reflects the net asset value of the Company, as reflected by the Company’s statement of financial position with certain adjustments, e.g., the exclusion of deferred taxes with respect to the revaluation of properties to their fair value and the exclusion of the fair value of financial derivatives (with the exception of financial derivatives used for currency hedging); the Company also publishes EPRA NNNAV data, which is another measure reflecting net asset value (EPRA NAV), adjusted for the fair value of financial liabilities, and also with certain adjustments to the provision for deferred taxes with respect to the revaluation of properties to their fair value and with certain adjustments to the fair value of financial instruments of the kind referred to above.

The Company considers that the presentation of the EPRA NAV and the EPRA NNNAV data enables the Company’s net asset value data to be compared with those of other European real estate companies. At the same time, such data do not constitute a valuation of the Company and do not replace the data presented in the financial statements; rather, they provide an additional aspect of the Company’s net asset value (NAV) in accordance with the EPRA guidance. It is clarified that such data are not audited by the Company’s independent auditors.

GAZIT-GLOBE LTD.

DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

Presented below is the calculation of the EPRA NAV and EPRA NNNAV:
			As of
	As of March 31,		December 31,
	2015	2014	2014
	NIS in millions
EPRA NAV

Equity attributable to the equity holders of the Company, per the financial statements	7,842	7,789	8,023
Exclusion of provision for tax on revaluation of investment property to fair value (net of minority's share)	2,861	2,185	2,363
Fair value asset adjustment for financial derivatives, net[1]	(147)	(186)	(9)
Adjustments with respect to equity-accounted investees	-	221	363

Net asset value - EPRA NAV	10,556	10,009	10,740

EPRA NAV per share (in NIS)	59.1	56.8	60.2

EPRA NNNAV

EPRA NAV	10,556	10,009	10,740
Adjustment of financial liabilities to their fair value	(2,000)	(1,900)	(1,833)
Other adjustments to provision for deferred taxes[2]	(1,753)	(1,141)	(1,266)
Fair value asset adjustment for financial derivatives, net	147	186	9
Adjustments with respect to equity-accounted investees	-	(250)	(441)

Adjusted net asset value - EPRA NNNAV	6,950	6,904	7,209

EPRA NNNAV per share (in NIS)	38.9	39.2	40.4

Issued share capital of the Company (in thousands) used in the calculation(3)	178,608	176,085	178,485

1	The amount represents the fair value less the intrinsic value of the financial derivatives.
2

This adjustment does not include a provision for deferred tax with respect to the revaluation of investment property in countries where, upon disposal of property, the Group customarily defers the payment of the capital gains tax.

3	Represents the diluted number of issued shares (in thousands), excluding treasury shares held by the Company.

GAZIT-GLOBE LTD.

         DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

3.                 Explanations of the Board of Directors for the Company’s Business Position, its Results of Operations, its Equity and its Cash Flows

3.1.            General

In the Reporting Period, the Group’s investments in the acquisition and development of new properties and in the redevelopment, expansion and construction of various properties totaled NIS 861 million. The effect of these investments on the operating results of the Group will be reflected in full during the rest of 2015 and thereafter.

Property activities

1)                In the Reporting Period, the Company and its subsidiaries acquired 1 income-producing property, with a total GLA of 13 thousand square meters and land for future development, at a total cost of NIS 344 million. In addition, the Company and its subsidiaries have  developed new properties and redeveloped existing properties at a total cost of NIS 517  million.

2)                Property acquisition and sale

2)

	Acquisitions				Sales
	No. of investment properties	Acquisition cost of investment properties (NIS in millions)	Acquisition of land for future development (NIS in millions)	Development, redevelopment and expansions (NIS in millions)	No. of investment properties	Proceeds [1] from the sale of investment properties (NIS in millions)
EQY	-	-	3	105	1	18
FCR	-	-	79	215	1	67
CTY	-	-	-	103	-	-
ATR[1]	-	-	-	37	72	264
Brazil	1	262	-	41	-	-
ProMed	-	-	-	-	2	93
Gazit Development	-	-	-	16	1	201

3)	Highlights of operational data:

		properties[2]	GLA (in thousands of square meters)	Average basic monthly rent per square meter		Change in same property NOI [3]	Occupancy rate in core properties		Net debt to total assets
				31.3.2015	31.3.2014		31.3.2015	31.3.2014
	EQY	121	1,467	U.S$ 16.4	U.S$ 14.7	3.0%	95.2%	93.9%	27.6%
	FCR	154	2,201	C$ 16.5	C$ 16.2	4.6%	95.6%	95.3%	41.8%
	CTY	59	1,026	€ 21.8	€ 21.7	2.4%	95.9%	95.5%	40.8%
	ATR	81	1,205	€ 12.7	€ 12.1	(12.8%)[4]	96.7%	97.4%	20.4%

	1	Net of specific attributed debt.
	2	Includes jointly-controlled properties.
	3	Change in same property NOI in the Reporting Period compared with the corresponding period last year.
	4	Excluding Russia, the change in same property NOI decreased by 0.5% compared with the corresponding period last year.

GAZIT-GLOBE LTD.

DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

4)	Data of properties under development, redevelopment, and expansion

		Properties under Development
	Company	No. of properties	Total investment as of March 31, 2015 (NIS in millions)	Cost for completion (NIS in millions)	Area (square meters in thousands)
	FCR	3	884	475	127
	EQY	1	234	60	14
	CTY	1	194	45	12
	Gazit Development	2	136	53	13
	Gazit Brazil	1	188	203	29
		8	1,636	836	195

		Properties under Redevelopment and Expansion
	Company	No. of properties	Total investment as of March 31, 2015 (NIS in millions)	Cost for completion (NIS in millions)	Area (square meters in thousands)
	FCR	9	3,248	282	222
	EQY	6	216	55	37
	CTY	4	285	767	45
	ATR	1	50	158	7
		20	3,799	1,262	311

GAZIT-GLOBE LTD.

DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

3.2.           Material events during the reporting period

Equity Issuance

A.      For details regarding an equity issuance made by FCR in the amount of C$ 86.5 million, refer to Note 3a1 to the financial statements.

B.      For details regarding an equity issuance made by EQY in the amount of U.S.$ 121 million, and the Company’s participation in the aforesaid equity issuance, refer to Note 3a2 to the financial statements.

Financing activity

C.      For details regarding a debt issuance by the Company in the amount of NIS 789 million, refer to Note 3b1 to the financial statements.

D.      For details regarding a debt issuance by FCR in the amount of C$ 90 million, refer to Note 3b2 to the financial statements.

Other events

E.       On January 22, 2015, the Company acquired 52.1 million shares of ATR, which constitute 13.87% of the issued share capital and the voting rights therein, from an entity that is part of the founders’ group of the consortium managed by CPI, at a price of EUR 4.4 per share and at a total consideration of EUR 229.1 million (NIS 1.05 billion), in an off-exchange transaction (the “Acquisition”) and the agreement with CPI of joint control over ATR was terminated. As a result of the Acquisition, the Company’s holding interest in ATR Increased to 55% and the Company became the sole controlling shareholder of ATR and, with effect from the financial statements for the first quarter of 2015, the Company consolidates the financial statements of ATR. In addition as a result of the Acquisition, the Company recognized, in its financial statements for the first quarter of 2015, a net loss of NIS 14 million from gaining control. In addition as a result of the Acquisition, the Company has reclassified capital reserves (mainly, a foreign currency translation reserve) in an amount of NIS 452 million, which had accumulated with respect to the investment in ATR and were previously recognized as “other comprehensive loss” to profit or loss, against recognition of income to capital reserves. The items referred to above had a net total effect on profit or loss of a non-cash loss estimated at NIS 466 million. The total decrease in the Company’s shareholders’ equity as a result of the Acquisition amounted to NIS 14 million. Refer also to the pro forma financial statements and the Acquisition’s Purchase Price Allocation study attached to the financial statements.

F.       On March 12, 2015, the Company and Ronen Ashkenazi Holdings Ltd., the owner of the other shares in Gazit Development, entered into an agreement with Citigroup Global Markets Limited for the purpose of examining various strategic alternatives with regard to Gazit Development’s activity in the field of income-producing properties and land for development or with regard to their holdings therein. It is clarified that, as of the date of approving the reports, there is no certainty that any such transaction will take place and/or what its terms will be. The decision regarding conducting any such transaction is subject, inter alia, to an examination of the processes and to approval by the competent authorities of Gazit Development and of the Company (insofar as required).

3.3.           Dividend Distribution Policy

Pursuant to the Company’s policy, the Company announces at the end of each year the anticipated dividend for the following year. In November 2014, the Company announced that the dividend to be declared in 2015 will not be less than NIS 0.46 per share per quarter (NIS 1.84 per share on an annualized basis) instead of the dividend policy announced in November 2013, pursuant to which an amount of NIS 0.45 per share per quarter (NIS 1.80 per share on an annualized basis) was distributed.

The above is subject to the existence of sufficient distributable income at the relevant dates and is subject to the provisions of any law relating to dividend distributions and to decisions that the Company is permitted to take. This includes the appropriation of its income for other purposes and the revision of this policy.

GAZIT-GLOBE LTD.

DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

The Company’s dividend growth in the years 1999-2015 is shown in the graph below:

Agurot per share (100 Agurot = NIS 1)

* Projected, assuming the decision of the Company’s Board of Directors regarding the dividend distribution rate for 2015 is applied as stated above.

GAZIT-GLOBE LTD.

DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

3.4.           Financial Position

Current assets

Current assets, as of March 31, 2015, total NIS 5.4 billion, compared with NIS 3.9 billion as of December 31, 2014. The increase in current assets is due primarily to the initial consolidation of ATR’s, which has large balances of cash and cash equivalents at its disposal. The aforesaid increase was offset by a decrease in the balance of properties classified by FCR, ProMed and Gazit Development as “Assets held for sale”.

Equity-accounted investees

The balance of equity-accounted investees amounted to NIS 2,196 million as of March 31, 2015, compared with NIS 6,213 million as of December 31, 2014. The decrease in the balance of equity-accounted investees is due mainly to the initial consolidation of ATR, which, until January 22, 2015, was presented according to the equity method (refer to Note 3c to the financial statements). The balance of this item as of March 31, 2015 comprises investments in investment property, in FCR's, CTY's and EQY's books, made through joint ventures, as well as an investment by Dori Group in Dorad Energy and in Ronson Europe N.V..

Financial derivatives

The balance of financial derivatives arises mainly from cross-currency swap transactions, performed as part of the Group’s policy to maintain as close a correlation as possible between the currency in which properties are acquired and the currency in which the liabilities to finance the acquisition of those properties are incurred (on a proportionate consolidation basis), and are presented at fair value. As of March 31, 2015, financial derivatives amounted to NIS 720 million, compared with NIS 288 million as of December 31, 2014. The increase is due mainly to the gain from the revaluation of the financial derivatives to their fair value in the Reporting Period, which was largely the result of the appreciation of the New Israeli Shekel against the Euro and the Canadian Dollar, as well as to a decline in the New Israeli Shekel interest curve.

Investment property and investment property under development

Investment property and investment property under development (including assets held for sale that are presented under current assets), as of March 31, 2015, amounted to NIS 69.4 billion, compared with NIS 59.3 billion as of December 31, 2014.

The increase in these balances in the Reporting Period is due to initial consolidation of ATR in a scope of NIS 13.3 billion, to the acquisition of investment property and land for future development, to the development of new properties and redevelopment of existing properties in the net amount of NIS   0.5   billion and an increase in the value of investment property and investment property under development in the net amount of NIS   0.1   billion. The aforesaid increase was offset by the change in foreign currency exchange rates (primarily due to the devaluation of the Canadian Dollar and the Euro, against the New Israeli Shekel) amounting to NIS 3.9 billion.

Current liabilities

Current liabilities, as of March 31, 2015, totalled NIS 6.0 billion, the same as of December 31, 2014; the balance is comprised primarily of current maturities of non-current liabilities in the amount of NIS 2.6 billion, compared with NIS 2.7 billion as of December 31, 2014.

As of March 31, 2015, the Group had a negative working capital balance of NIS 0.6 billion. The current assets of NIS   5.4   billion, the approved long-term credit facilities available for immediate drawdown of NIS 9.6 billion, as well as the cash flows provided by operating activities, in aggregate, are significantly greater than the amount of the current liabilities, and thus Company management believes the balance of current liabilities as of March 31, 2015 can be settled with these resources (refer also to section 3.6 below).

GAZIT-GLOBE LTD.

DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

Non-current liabilities

Non-current liabilities, as of March 31, 2015, totalled NIS 43.4 billion, compared with NIS 38.1 billion as of December 31, 2014. The increase in non-current liabilities is due mainly to the initial consolidation of ATR that accounted for an increase of NIS 6.3 billion. The aforesaid increase was offset by the change in currency exchange rates of the U.S. Dollar, the Canadian Dollar and the Euro against the New Israeli Shekel, which amounted to NIS 2.0 billion, In addition, in the Reporting Period, Group companies issued debentures in the net amount of NIS 1.0 billion, for use in the Group's operating activities (including for the repayment of interest-bearing liabilities to financial institutions and to others).

Equity attributable to the equity holders of the Company

Equity attributable to the equity holders of the Company, as of March 31, 2015, amounted to NIS 7,842 million, compared with NIS 8,023 million as of December 31, 2014. The decrease is mainly due to a decrease of NIS 475 million in the “Capital reserves” line item (mainly with respect to adjustments arising from the translation of foreign operations, due to changes in currency exchange rates of the Euro, the U.S. Dollar, the Canadian Dollar and the Brazilian Real against the New Israeli Shekel, net of capital reserves reclassified to profit or loss with respect to gaining control of ATR) and by the dividends declared amounting to NIS   82   million, which was partially offset by the net income attributable to the equity holders of the Company amounting to NIS 376 million.

The equity per share attributable to the equity holders of the Company as of March 31, 2015 totalled NIS 44.0 per share, compared with NIS 45.0 per share as of December 31, 2014, after a dividend distribution of NIS 0.46 per share in the Reporting Period.

Non-controlling interests

Non-controlling interests, as of March 31, 2015, amounted to NIS 21.6 billion, compared with NIS   17.8   billion as of December 31, 2014. The balance is mainly comprised of the interests of EQY’s other shareholders at a rate of 57.8% of EQY’s equity; the interests of FCR’s other shareholders at a rate of 57.1% of FCR’s equity; the interests of CTY’s other shareholders at a rate of 57.2% of CTY’s equity; and also the interests of ATR’s other shareholders at a rate of 45.0% of ATR’s equity.

The increase in non-controlling interests in the Reporting Period is mainly due the initial consolidation of ATR in the amount of NIS 4.1 billion and to the issuance of capital by Group companies in the amount of NIS 0.7 billion. The aforesaid increase was offset by the interests of the other shareholders in the comprehensive loss of subsidiaries amounting to NIS 0.7 billion and by the share of the non-controlling interests in the dividends distributed by the subsidiaries amounting to NIS 0.4 billion.

Ratio of debt to total assets

The ratio of the Group’s net interest-bearing debt to its total assets stood at 49.3% as of March 31, 2015, compared with 55.5% as of March 31, 2014 and 51.0% as of December 31, 2014.

The ratio of the Group’s interest-bearing debt to its total assets stood at 51.4% as of March 31, 2015, compared with 56.5% as of March 31, 2014 and 52.0% as of December 31, 2014.

GAZIT-GLOBE LTD.

DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

3.5	Results of Operations and their Analysis

A.	Results of operations are as follows:
		Three months ended March 31,		Year ended December 31,
		2015	2014	2014

		NIS in millions (except for per share data)

Rental income		1,527	1,227	4,913
Property operating expenses		499	410	1,584

Net operating rental income		1,028	817	3,329

Revenues from sale of buildings, land and construction works performed		349	331	1,357
Cost of buildings sold, land and construction works performed		355	438	1,660

Gross loss from sale of buildings, land and construction works performed		(6)	(107)	(303)

Total gross profit		1,022	710	3,026

Fair value gain from investment property and investment property under development, net		107	25	1,053
General and administrative expenses		(187)	(147)	(619)
Other income		4	4	55
Other expenses		(502)	(5)	(81)
Company's share in earnings of equity-accounted investees, net		35	78	12

Operating income		479	665	3,446

Finance expenses		(312)	(379)	(2,115)
Finance income		618	120	157

Profit before taxes on income		785	406	1,488
Taxes on income		58	92	405

Net income		727	314	1,083

Attributable to:

Equity holders of the Company		376	157	73
Non-controlling interests		351	157	1,010

		727	314	1,083

Net earnings per share attributable to equity holders of the Company (NIS):
Basic net earnings		2.11	0.89	0.41

Diluted net earnings		2.10	0.89	0.39

GAZIT-GLOBE LTD.

DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

The statement of comprehensive income is as follows:

	Three months ended March 31,		Year ended December 31,
	2015	2014	2014

	NIS in millions

Net income	727	314	1,083

Other comprehensive income (loss) (net of tax effect):

Items that are or will be reclassified to profit or loss:

Exchange differences on translation of foreign operation	(2,010)	(213)	1,148
Gains (losses) on cash flow hedges	(28)	(21)	46
Gains (losses) on available-for-sale financial assets	(26)	4	36
Exercise of capital reserves of company accounted for using the equity method	452	-	-

Total other comprehensive income (loss)	(1,612)	(230)	1,230

Total comprehensive income (loss)	(885)	84	2,313

Attributable to:
Equity holders of the Company	(166)	91	445
Non-controlling interests	(719)	(7)	1,868

	(885)	84	2,313

GAZIT-GLOBE LTD.

DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

B.        Analysis of results of operations for the first quarter of 2015

Rental income

Rental income increased by 24% to NIS 1,527 million in the first quarter of 2015, compared with  NIS  1,227 million in the corresponding quarter last year. The increase is due mainly to the initial consolidation of ATR that accounted for NIS 311 million and the initial operation of properties of which their development was completed, the operation of additional properties acquired in 2014 and 2015, and growth in income from existing properties. The aforesaid increase was offset by the sale of properties in 2014 and 2015.

Property operating expenses

Property operating expenses totaled NIS  499 million in the first quarter of 2015, representing 32.7% of total rental income, compared with NIS  410 million, representing 33.4% of total rental income, in the corresponding quarter last year. The increase in property operating expenses is due mainly to the initial consolidation of ATR that accounted for NIS 93 million.

Net operating rental income (NOI)

Net operating rental income increased by 26% to NIS  1,028 million in the Reporting Period (67.3% of rental income), compared with NIS  817 million (66.6% of rental income) in the corresponding quarter last year. The increase in net operating rental income is due to the same reasons described in the “Rental income” section, referred to above.

Revenues from sale of buildings, land and construction work performed

Revenues from the sale of buildings, land and construction work performed totaled NIS  349 million in the first quarter of 2015 (revenues of NIS  331 million in the corresponding quarter last year), comprising NIS 98 million from the sale of buildings and land (revenues of NIS 46 million in the corresponding quarter last year) and NIS 251 million from construction work performed (revenues of NIS 285 million in the corresponding quarter last year).

The gross loss from this activity amounted to NIS  6 million in the first quarter of 2015, compared with a gross loss of NIS  107 million in the corresponding quarter last year. The gross loss in the Reporting quarter is derived from construction works performed.

Fair value gain from investment property and investment property under development, net

The Group applies the fair value model, as prescribed in IAS 40 (Revised), Investment Property. As a result of implementing this standard, the Group recognized, in the first quarter of 2015, a fair value gain on its properties in a gross amount of NIS 107 million, compared with a gain of NIS 25 million, in the corresponding quarter last year. The gain from investment property and investment property under development in the first quarter of 2015 derives mainly from EQY and is due primarily to an improvement in cash flows during the first quarter of 2015.

General and administrative expenses

General and administrative expenses totaled NIS 187 million (10.0% of total revenues) in the first quarter of 2015, compared with NIS 147 million (9.4% of total revenues) in the corresponding quarter last year. The increase in general and administrative expenses is due mainly to the initial consolidation of ATR that accounted for NIS 35 million.

GAZIT-GLOBE LTD.

DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

Other expenses

Other expenses amounted to NIS 502 million in the first quarter of 2015, compared with NIS 5 million in the corresponding quarter  last year and were due mainly to a net loss on gaining control of ATR in the amount of NIS 14 million, and also to the reclassification to the statement of income of capital reserves (mainly from translation differences on foreign operation) that had accumulated with respect to the investment in ATR and were previously recognized as other comprehensive loss, in the amount of NIS 452 million, against a credit to capital reserves.

Company’s share in earnings of equity-accounted investees, net

In the first quarter of 2015, this line item amounted to earnings of NIS 35 million (earnings of NIS 78 million in the corresponding quarter  last year) and is comprised mainly of the Group’s share in the earnings of the equity-accounted investees of EQY, CTY and FCR. In the corresponding quarter last year, this item also comprised among other things, the Company’s share in ATR’s earnings, in the amount of NIS 13 million.

Finance expenses

Finance expenses amounted to NIS 312 million in the first quarter of 2015, compared with NIS 379 million in the corresponding quarter last year. The decrease in the finance expenses in the first quarter of 2015 compared with the corresponding quarter last year, is due mainly to a gain of NIS 145 million with respect to the 1.6% decline in the known consumer price index, compared with a gain of NIS 62 million in the corresponding quarter last year. The aforesaid decrease was offset by interest expenses resulting from the initial consolidation of ATR in an amount of NIS 60 million.

In the first quarter of 2015, the finance expenses reflect average nominal annual interest of 3.5% on the interest-bearing debt of the Company and its subsidiaries, compared with 4.3% in the corresponding quarter last year.

Finance income

Finance income totaled NIS 618 million in the first quarter of 2015, compared with NIS   120   million in the corresponding quarter last year. Finance income in the first quarter of 2015 mainly comprises a NIS 547 million gain on the revaluation of financial derivatives, primarily with respect to currency swap hedging transactions (in the corresponding quarter last year – a gain of NIS 93 million), finance income of NIS 23 million (in the corresponding quarter last year – income of NIS   19   million) and income of NIS   45   million from the realization of securities and dividend income (in the corresponding quarter last year – income of NIS   7   million).

Taxes on income

Taxes on income totaled NIS 58 million in the first quarter of 2015, compared with NIS   92   million in the corresponding quarter last year. Taxes on income in the first quarter of 2015 include deferred tax expenses of NIS 83 million resulting mainly from a change in the temporary difference with respect to investment property and to investment in a subsidiary (in the corresponding quarter last year – expenses of NIS 76 million). In the first quarter of 2015, the Group companies recorded current tax expenses in an amount of NIS 48 million (including expenses of NIS 15 million with respect to disposal of properties), which was offset by current tax income of NIS 73 million that was recorded against tax expenses carried directly to capital reserves, compared with current tax expenses of NIS 16 million in the corresponding quarter last year.

GAZIT-GLOBE LTD.

DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

3.6.           Liquidity and Sources of Finance

The Group has a policy of maintaining an adequate level of liquidity that enables the pursuit of business opportunities in its activities, as well as flexibility in accessibility to sources of finance.

The sources of the Group’s liquid assets are cash generated from its income-producing properties, credit facilities, mortgages and long-term loans and raisings of debentures, convertible debentures and equity. The Group uses these liquid sources for the acquisition, development and redevelopment of income-producing properties, the settlement of liabilities, investments in investees, other investments and the payment of dividends.

The liquid assets available to the Company and its subsidiaries, including short-term investments, totaled NIS 3.4 billion as of March 31, 2015, and NIS 1.3 billion at the end of 2014. In addition, as of March 31, 2015, the Company and its subsidiaries have unutilized approved long-term credit facilities available for immediate drawdown of NIS 9.6 billion, compared with NIS 10.2 billion as of December 31, 2014.

As of March 31, 2015, the Company and its subsidiaries have unutilized approved long-term credit facilities available for immediate drawdown and liquid balances totaling NIS 13.0 billion (NIS 3.2 billion in the Company and wholly-owned subsidiaries).

As of March 31, 2015, the Company and its subsidiaries also have unencumbered investment property and investment property under development, which is carried in the books at its fair value of NIS 51.7 billion (74.2%    of the total investment property and investment property under development).

As of March 31, 2015, the Company had a negative working capital of NIS 0.6 billion according to its consolidated financial statements. However, the Company has at its disposal, on a consolidated and on an expended solo basis (including wholly-owned subsidiaries), approved long-term credit facilities, which are available for immediate drawdown, amounting to NIS 9.6 billion and NIS 2.7 billion, respectively. In line with Group policy, the Group customarily finances its activities through revolving credit facilities, and raises equity and long-term debt from time to time, in accordance with the market conditions. The Company’s Board of Directors has examined the existence of the negative working capital as aforesaid and has determined that, in light of the scope of the above sources that are available to the Group and to the Company and the positive cash flow from operating activity, its existence is not sufficient to indicate that the Company or the Group has a liquidity problem.

In addition, as of March 31, 2015, the Company has, according to its separate financial statements, continuous negative cash flows from operating activities. This, together with negative working capital, constitutes a warning sign according to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970, which consequently requires a disclosure be made regarding the forecasted cash flows, which is attached as Appendix D of the Directors’ Report.

3.7.           Cash flows

Cash inflows from operating activities in the Reporting Period totaled NIS 175 million compared with NIS 187 million in the corresponding quarter last year. Excluding timing differences with respect to third-party receipts and payments, cash inflows from operating activities in the Reporting Period totaled NIS 355 million, compared with NIS 195 million in the corresponding quarter last year. The increase in cash inflows from operating activities, excluding timing differences with respect to third-party receipts and payments, is due mainly to the initial consolidation of ATR and to reduction of the negative cash flows from the construction works performed activity in the Reporting Period, compared to the corresponding quarter last year.

GAZIT-GLOBE LTD.

DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

In the Reporting Period, the activities of the Company and its subsidiaries were funded by means of  issuance of debentures in a net amount of NIS 1,010 million, by means of issuance of equity in an amount of NIS 790 million, by means of the receipt of loans and credit facilities in a net amount of NIS 186 million and by means of the disposal of financial assets in a net amount of NIS   264   The proceeds from the above sources were used primarily for the acquisition and development of new investment property in a net amount of NIS 468 million, for the payment of dividends by Group companies in an amount of NIS 402 million for investments in investees in a net amount of NIS   127   million and for the grant of long-term loans in a net amount of NIS   24   million.

3.8.           Repurchase Program

On September 13, 2011, the Company’s Board of Directors approved a program to repurchase Company debentures. Pursuant to the repurchase program, as updated from time to time, and most recently on August 31, 2014, the Company may purchase debentures of the outstanding series in the par value amount of NIS 100 million. The program is in effect until August 31, 2015. Acquisitions will be made under the program from time to time and at the discretion of the Company’s management. As of March 31, 2015 and immediately prior to the publication date of this report, the Company had repurchased debentures with a par value of NIS 5.5 million under the aforementioned program.

4.                Reporting of Exposure to Market Risks and their Management

4.1.           The individuals responsible for managing and reporting the Company’s market risks are the President and the Senior Executive Vice President and CFO of the Company. Since March 23, 2015, the approval date of the Company’s annual report for 2014, there have not been any material changes in the nature of the market risks to which the Company is exposed and their management.

4.2.           During the period from January 1, 2015 through the date on which the financial statements were approved, the officers responsible for reporting and managing the Company’s market risks (the Company’s President and its Senior Executive Vice President and CFO) have held and continue to hold regular weekly discussions concerning the exposure to market risks, including changes in exchange rates and interest rates. In addition, during the above period, the Company’s Board of Directors discussed the said risks and the corresponding Company policies during the meetings at which the financial statements as of December 31, 2014, and March 31, 2015 were approved.

4.3.           Changes in foreign currency exchange rates – From January 1, 2015 through March 31, 2015, the New Israeli Shekel devalued against the U.S. Dollar by 2.3% and appreciated against the Euro, the Canadian Dollar and the Brazilian Real by 9.5%, 7.2% and 16.3%, respectively. With regard to the effect of exchange rate changes on the Company's equity, as of March 31, 2015, refer to Appendixes A and B of the Director's Report. In addition, from March 31, 2015 until immediately prior to the date of approval of this report, the New Israeli Shekel appreciated against the U.S. Dollar, the Canadian Dollar and the Euro by 2.5%, 0.3%, 0.8%, respectively and devaluated against the Brazilian Real by 0.6%.

In addition, some of the Company’s liabilities (primarily with respect to operations in Israel) are linked to changes in the Israeli consumer price index. From January 1, 2015 through March 31, 2015, the (known) consumer price index fell  by 1.6%. As to the effect of changes in the consumer price index on the equity of the Company refer to the linkage bases report as of March 31, 2015, attached as Appendix A of the Directors’ Report. In addition, from March 31, 2015 until immediately prior to the date of approval of this report, the (known) consumer price index rose by 0.9%.

4.4.           As in the past, the Company maintains as high a correlation as possible between the currency in which properties are acquired and the currency in which the liabilities to finance the acquisition of those properties are assumed. Management regularly evaluates the linkage bases report and takes appropriate action in accordance with exchange rate fluctuations. As a general rule, the Company attempts to hold its equity in the currencies of the various markets in which it operates, except with regard to the NIS, and in the same

GAZIT-GLOBE LTD.

DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

proportions as the assets in each such currency bear to the total assets, while making occasional hedging transactions to mitigate the aforementioned exposure to changes in foreign currency exchange rates. The Group primarily manages and hedges the economic risks to which it is exposed. For details regarding the scope of the Company’s exposure to each of the currencies (the Euro, the U.S. Dollar, the Canadian Dollar, the NIS and the Brazilian Real), with respect to which linkage basis and cross-currency swaps have been transacted and loans taken in the various currencies, and regarding the scope of the remaining exposure after transacting cross-currency swaps, as of March 31, 2015, refer to the table attached as Appendix B of the Directors’ Report.

As of March 31, 20151 and December 31, 2014, the economic exposure of the equity attributable to the equity holders of the Company to the various currencies is distributed as follows:

March 31, 2015

December 31, 2014

___________________________

1 Refer also to Appendix B of the Directors’ Report.

GAZIT-GLOBE LTD.

DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

5.                 Corporate Governance Aspects

5.1.           Donations

The Group considers itself bound to concern itself with and to assist the communities in which it operates, in accordance with the social investment policy approved by the Company’s management. In the Reporting Period, the Group made donations to a variety of projects in the fields of education, culture, welfare and health in the various countries in which the Company operates.

A.               The majority of the Group’s social investment in the Reporting Period was directed to the education field for the benefit of the “Supporting the South” initiative, which had been established by the Company three years earlier. Within the framework of the initiative the Company supports the education systems of periphery towns in the Negev, including providing support for schools, granting scholarships to students, and supporting youth centers.

B.                Communal involvement – The Group supports a variety of social organizations in the fields of welfare, health, culture, assistance to soldiers, Diaspora Jewry and the environment.

In the Reporting Period, the Group’s donations amounted to NIS 2.4 million.

6.                Disclosure Regarding the Financial Reporting of the Company

6.1.           Additional Information and Events Subsequent to the Reporting Date

A.               For details regarding an issuance of debentures (Series L) by the Company, in a net amount of NIS 673 million, by way of expanding the series, refer to Note 5a to the financial statements.

B.               For details regarding the raising of debt by ATR in an amount of EUR 160 million, refer to Note 5b to the financial statements.

C.               For details regarding an announcement made by FCR of its intention to make an early redemption of convertible debentures, refer to Note 5c to the financial statements.

D.               For details regarding a proposed outline for the strengthening of the capital structure of Dori Group and Dori Construction, refer to Note 5d to the financial statements.

E.                For details regarding CTY entering into an agreement for the acquisition of a Norwegian company which owns a property portfolio of EUR 1.5 billion and CTY’s intention to raise equity by means of a rights offering in order to finance the acquisition, refer to Note 5g to the financial statements.

6.2.           Critical Accounting Estimates

During the Reporting Period, there were no changes in the critical accounting estimates. For additional information regarding critical accounting estimates, refer to Note 2b to the financial statements for the year ended December 31, 2014.

7.                Details Concerning the Company’s Publicly-Held Commitment Certificates

A.               Collateral for debentures (Series J)

The Company’s commitments pursuant to the debentures (Series J) are secured by a fixed, first-ranking charge on the rights relating to properties, as detailed in the Company’s immediate report

GAZIT-GLOBE LTD.

DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

from January 18, 2009 (reference no. 2009-01-016440) (the “preliminary report”) and in the shelf offer report from February 19, 2009 (reference no. 2009-01-040392) (the “shelf offer report”; the information contained in the preliminary report and in the shelf offer report is hereby presented by means of this reference). The value of the aforementioned pledged properties in the Company’s financial statements as of December 31, 2014 is NIS 1,167 million. No material changes have occurred in the value of the pledged properties as of March 31, 2015 compared with their value as of December 31, 2014. Moreover, at the request of the Company together with the trustee for the debentures, on April 28, 2015, the charge and the mortgage registered as collateral in favor of the holders of the Company’s debentures (Series J), on the real estate denoted as block 3946, parcel 391 at 7 Yaldei Teheran Street, Rishon Lezion, which constitutes a land reserve adjoining G TWO, were removed. Based on an appraiser’s valuation, the value of the land as of December 31, 2014 is NIS 45 million.

B.               For details regarding an issuance of debentures (Series L) in January 2015, in a net amount of NIS 789 million, by way of expanding the series, refer to Note 3b1 to the financial statements.

C.               For details regarding an issuance of debentures (Series L) in April 2015, in a net amount of NIS 673 million, by way of expanding the series, refer to Note 5a to the financial statements.

May 28, 2015
Date of Approval	Chaim Katzman	Aharon Soffer
of Directors’ Report	Chairman of the Board of Directors	President

GAZIT-GLOBE LTD.

DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

Appendix A of the Directors’ Report
Linkage Bases Report

	March 31, 2015
	NIS - linked to the Israeli CPI	In or linked to U.S.$	In or linked to C$	In or linked to Euro	In NIS - unlinked	Other	Unlinked	Total
	NIS in millions
Assets
Cash and cash equivalents	-	432	83	2,226	157	93	-	2,991
Short-term deposits and loans	-	35	195	21	97	9	-	357
Trade and other accounts receivable	356	194	62	92	10	131	148	993
Long-term investments and loans	105	221	339	218	126	563	-	1,572
Total monetary assets	461	882	679	2,557	390	796	148	5,913

Other financial assets (1)	-	-	-	-	-	-	1,266	1,266
Other assets (2)	-	17,461	24,215	19,926	3,479	6,408	188	71,677

Total assets	461	18,343	24,894	22,483	3,869	7,204	1,602	78,856

Liabilities

Short-term credit from banks and others	-	-	-	371	199	-	-	570
Trade and other accounts payables	224	255	607	447	642	187	140	2,502
Liabilities attributable to assets held for sale	-	-	-	-	-	17	-	17
Debentures (3)	10,556	3,032	6,989	7,872	1,149	-	-	29,598
Convertible debentures	-	-	1,162	-	-	-	-	1,162
Interest-bearing loans from financial institutions and others	538	3,662	3,517	2,019	138	505	-	10,379
Other liabilities	2	81	64	84	6	199	14	450

Total financial liabilities	11,320	7,030	12,339	10,793	2,134	908	154	44,678

Other liabilities (4)	-	-	-	-	-	-	4,756	4,756

Total liabilities	11,320	7,030	12,339	10,793	2,134	908	4,910	49,434

Assets, net of liabilities	(10,859)	11,313	12,555	11,690	1,735	6,296	(3,308)	29,422

(1)	Mainly financial instruments at fair value.
(2)	Mainly investment property, investment property under development, fixed assets and deferred taxes.
(3)

As of the Reporting Date, the Company has linkage basis cross-currency swaps from CPI-linked NIS to foreign currency totaling NIS 4,088 million and other cross-currency swaps from non-linked NIS to foreign currency totaling NIS 1,896 million.

(4)	Primarily, deferred taxes and advances from customers.

GAZIT-GLOBE LTD.

DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

Appendix B of the Directors’ Report

Additional Information regarding Currency Exposure

as of March 31, 2015

Presented below are details regarding the scope of the Company’s exposure to each currency to which it is exposed (the Euro, the U.S. Dollar, the Canadian Dollar, New Israeli Shekel and Brazilian Real) with respect to which cross-currency swaps have been transacted, and regarding the scope of the remaining exposure after transacting the cross-currency swaps, as of March 31, 2015. The following table presents the assets and the liabilities presented in the Company’s statement of financial position (in the original currency and in NIS1) and the percentages that they represent of the total assets and liabilities, respectively, on a proportionate consolidation basis2, and the total financial adjustments made by the Company by means of cross-currency swap transactions, in order to correlate, to the extent possible, the Company's equity to the Company's assets (from a currency perspective). As illustrated by the table, the assets and liabilities for each particular currency do not fully correlate, and the exposure to each such currency is reflected in the differences, as presented in the table.

Data presented in millions	NIS	U.S.$	EUR	C$	BRL	Total in NIS
Assets in original currency	2,885	1,990	3,013	3,316	837	-
Assets in NIS	2,885	7,920	12,876	10,331	1,043	35,055
% of total assets	8	23	37	29	3	100
Liabilities in original currency	11,776	968	1,022	1,634	-	-
Cross-currency swap transactions in original currency	(8,909)	59	1,109	742	575	-
Liabilities in original currency	2,867	1,027	2,131	2,376	575	-
Liabilities in NIS adjusted for swaps	2,867	4,087	9,107	7,403	717	24,181
% of total liabilities	12	17	38	30	3	100
Total equity in original currency	18	963	882	940	262	-
Total economic equity[3] in NIS	18	3,833	3,769	2,928	326	10,874
% of total equity	-	35	35	27	3	100

1	According to currency exchange rates as of March 31, 2015.
2

The Company’s statement of financial position presented on a proportionately consolidated basis has not been prepared in conformance with generally accepted accounting principles, but according to the Company’s interest in each of the subsidiaries at the stated date.

3	Represents the equity attributable to the equity holders of the Company after excluding the provision for deferred taxes with respect to revaluation of investment property.

GAZIT-GLOBE LTD.

DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

Appendix C of the Directors’ Report

Valuation Summary

The Company conducted a valuation of ATR, for the purpose of allocating the ATR purchase price to ATR’s identifiable assets and identifiable liabilities (Purchase Price Allocation or “PPA”), within the context of the business combination that was completed on January 22, 2015. For further information regarding the purchase, refer to Note 3c to the financial statements (the “Valuation”).

In accordance with Regulation 8B of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970 and pursuant to legal position 105-23 of the Israel Securities Authority (as updated in March 2014), the Valuation constitutes a very material valuation as defined in the aforementioned Securities Regulations, and accordingly, the Company is attaching the Valuation to these financial statements. Presented below is the Valuation summary:

1.	Identification of the Valuation subject	Valuation of the share capital of ATR.
2.	Valuation date/Effective date	January 22, 2015.
3.	Value of the Valuation subject in the Company’s books (purchase cost*)	EUR 1,757.6 million* (NIS 8,044 million).
4.	Value of the Valuation subject determined by the Valuation	EUR 1,990.3 million (NIS 9,109 million).
5.	Identity of the appraiser and its characterization – BDO Ziv Haft

Ziv Haft Consulting & Management Ltd. (“Ziv Haft”). Ziv Haft is part of the worldwide BDO network and provides consulting and management services on a wide range of topics to companies engaged in various fields. Ziv Haft has a wealth of experience in the field of appraisal, economic and accounting due diligence, and valuations of goodwill and intangible assets.

There is no dependence between the appraiser and the Company. The Company has provided the appraiser with an indemnification letter as is customary.

6.	The valuation methodology adopted by the appraiser	International Financial Reporting Standards No. 3, “Business Combinations”.
7.	The valuation model adopted by the appraiser

•        Discounted cash flows (DCF) for VAT receivables valuation.

•         Share-based payment valuation (part of the minority interest) using the B&S model in accordance with IFRS 2.

•        External valuation of loans and debentures.

•         Discounted cash flows (DCF) for finance leases valuation.

8.	The main assumptions according to which the valuation was carried out

•        Adjustments to ATR’s equity have been made from December 31, 2014 through the purchase date, as detailed in the Valuation.

•         Average weighted discount rate of 8.3% for finance leases.

•         Discount rate of 1.2%-3.3% for debentures and 0.6%-0.7% for loans, in accordance with duration of each debenture and loan and in accordance with the external valuation.

•        Long-term VAT receivables have been discounted in accordance with the capitalization rates of the real estate with respect to which they were created, of 7.5%-12.4%.

•        Investment property, property under development and land were valued at their value in the financial statements (represents their fair value).

•         An adjustment has been made in order to recognize the tax provision, net of deferred tax assets with respect to carryforward losses, which were not recognized in ATR’s financial statements in accordance with section 15 of IAS 12.

9.	Bargain purchase gain recognized	• EUR 232.7 million (NIS 1,065 million).

*)   The purchase cost noted above includes the previous holding in ATR’s shares (EUR 630.2 million) and the non-controlling interests (EUR 898.3 million), refer to Note 3c to the financial statements.

GAZIT-GLOBE LTD.

DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

Appendix D of the Directors’ Report

Disclosure Regarding Forecasted Cash Flows

The Company’s Board of Directors has examined the criteria relating to a corporation’s warning signs, as set forth in the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. As of March 31, 2015, based on its separate financial statements (in accordance with Regulation 38D of the aforementioned regulations), the Company has a working capital deficit and also continuous negative cash flows from operating activities, which constitutes one of the warning signs pursuant to the regulations, and thus requires disclosure of the Company’s forecasted cash flows.

Presented below is a disclosure regarding the forecasted cash flows as of March 31, 2015, which includes the existing and anticipated liabilities that the Company has to settle during the two years from the Reporting Date, as well as details of the financial sources from which the Company expects to settle the aforesaid liabilities, without assuming the raising of equity or debt and the making of additional investments, apart from investments and the disposal of assets to which the Company had committed through the approval date of the financial statements:

	1.4.2015 through 31.12.2015	1.1.2016 through 31.12.2016	1.1.2017 through 31.3.2017
	NIS in millions
Balance of liquid assets at the beginning of the period (1)	2,185	973	242
Separate sources:
From operating activities of investees (2)	1,243	1,223	460
Issuance of debentures made subsequent to the reporting date	673	-	-
Credit line signed subsequent to the reporting date	299	-	-
Total sources	2,215	1,223	460
Separate applications:
Cash outflows for operating activities (3) (5)	(439)	(711)	(279)
Cash outflows for financing activities (4) (5)	(899)	(901)	-
Investment in subsidiaries	(1,693)	(14)	-
Loans granted to subsidiaries	(150)	-	-
Anticipated dividend distributions (6)	(246)	(328)	(82)
Total applications	(3,427)	(1,954)	(361)
Balance of liquid assets at the end of the period	973	242	341

As of March 31, 2015, the Company and the Company’s private subsidiaries have unencumbered property and marketable securities amounting to NIS 9.3 billion.

GAZIT-GLOBE LTD.

DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

The principal working assumptions used by the Company in presenting the forecasted cash flows are as follows:

(1)    The balance of liquid assets (comprising cash, cash equivalents, short-term bank deposits and credit facility balances available for immediate drawdown) relates solely to the Company. The Company also assumes it will maintain the scope of the credit facilities at the same level. In addition, as of March 31, 2015, the Company’s wholly-owned subsidiaries have at their disposal approved, unutilized credit facilities available for immediate drawdown and liquid balances totaling NIS 0.5 billion. Thus, the balance of the liquid assets of the Company and the Company’s wholly-owned subsidiaries at the end of the periods presented in the above table is NIS 1.5 billion, NIS 0.7 billion and NIS 0.8 billion, respectively.

(2)   Includes dividends, interest, loan repayments and redemption of preferred shares. It is assumed that the public subsidiaries (CTY, EQY, FCR and ATR) will continue to distribute dividends in accordance with their dividend distribution policy.

(3)     Includes interest payments, tax payments and general and administrative expenses.

(4)    Redemption of principal of debentures in accordance with the debenture terms.

(5)    Based on currency exchange rates and variable interest rates according to bank forecasts and a 2% annual rise in the consumer price index. Changes in these assumptions could have an effect on principal and interest payments.

 (6)     In accordance with the Company’s dividend distribution policy, as updated in November 2014.

Forward-looking information:

The assumptions and the estimated forecasted cash flows set forth above are forward-looking information since they include, inter alia, forecasts, assessments and estimates and other information relating to future events or matters, whose materialization is not certain and does not depend solely on the Company, but on many additional factors.

The forward-looking information is based to a large extent, in addition to information in the possession of the Company at the time of preparing this report, on the Company’s current expectations and assessments regarding the state of the markets in which the Group operates, on additional macroeconomic data published and being published by various external sources, the contents of which have not been independently authenticated by the Company, and on future developments in each of the aforementioned parameters and on the integration of such developments with each other.

The aforesaid information might not materialize, wholly or partly, or might materialize in a substantially different manner than that expected. The factors that could affect this are, inter alia, changes and developments in the economic environment and the markets in which the Group operates, including changes in the parameters described above and the materialization of all or some of the risk factors that characterize the Group’s activities, including a renewed outbreak of the financial crisis, a deterioration in the commercial and economic terms for realizing business opportunities, etc.

GAZIT-GLOBE LTD.

UPDATE TO THE DESCRIPTION OF THE COMPANY’S BUSINESS

UPDATE TO THE DESCRIPTION OF THE COMPANY’S BUSINESS FOR THE 2014 PERIODIC REPORT OF GAZIT-GLOBE LTD. (the “Company”)

Pursuant to Regulation 39A of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970, details are presented below concerning material changes and developments that have taken place in the Company’s business since the publication of the Company’s Periodic Report for 2014 (the “Periodic Report”), for each matter that has to be described in the Periodic Report.

Update to Section 3 – Dividend distributions in the last two years

A.               On April 14, 2015, the Company distributed a dividend to its shareholders in the amount of NIS 82 million (NIS 0.46 per share).

B.                For details regarding a dividend declared by the Company after the Reporting Date, refer to Note 5i to the financial statements.

Update to Section 6 – Acquisition, development and operation of shopping centers in the United States

A.               For details regarding an issuance of equity made by EQY in the amount of U.S.$ 121 million, and the Company’s participation in the aforesaid issuance of equity, refer to Note 3a2 to the financial statements.

B.                 In April 2015, the S&P rating agency upgraded EQY’s credit rating from BBB- to BBB, with a stable outlook.

Update to Section 7 – Acquisition, development and operation of shopping centers in Canada

A.               For details regarding an issuance of equity made by FCR in the amount of C$ 86.5 million, refer to Note 3a1 to the financial statements.

B.                For details regarding the public offerings in Canada made by FCR of C$ 90 million par value of unsecured debentures (Series S) bearing annual interest at the rate of 4.32%, refer to Note 3b2 to the financial statements.

C.                 For details regarding an announcement made by FCR of its intention to make an early redemption of convertible debentures, refer to Note 5c to the financial statements.

Update to Section 8 – Acquisition, development and operation of shopping centers in Northern Europe

For details regarding CTY entering into an agreement for the acquisition of a Norwegian company which owns a property portfolio of EUR 1.5 billion and CTY’s intention to raise equity by means of a rights offering in order to finance the acquisition, refer to Note 5g to the financial statements.

Update to Section 9 – Acquisition, development and operation of shopping centers in Central and Eastern Europe

A.               On January 22, 2015, the Company acquired 52.1 million ATR shares, constituting 13.87% of the issued share capital and the voting rights of ATR, from one of the entities in the founders’ group of a consortium led by CPI, at a price of EUR 4.4 per share and for a total consideration of EUR 229.1 million (NIS 1.05 billion), in an off-exchange transaction (the “Acquisition”). As a result of the Acquisition, the Company’s holding interest in ATR increased to 55% and the Company became the sole controlling shareholder in ATR; with effect from the financial statements for the first quarter of 2015, the Company consolidates the financial statements of ATR.

B.                 For details regarding an issuance of unsecured debt made by ATR in the amount of EUR 160 million, by means of expanding a listed series, refer to Note 5b to the financial statements.

Update to Section 10 – Development and construction of residential projects

A.               For details regarding a proposed outline for the strengthening of the capital structure of Dori Group and Dori Construction, refer to Note 5d to the financial statements.

B.                On April 26, 2015, the Midroog rating agency announced the downgrading of the rating on all series of Dori Group’s outstanding debentures to a rating level of A3 with negative implications from a rating level of A2.

C.                 For details regarding an early redemption of Dori Construction’s debentures (Series A), refer to Note 5e to the financial statements.

GAZIT-GLOBE LTD.

UPDATE TO THE DESCRIPTION OF THE COMPANY’S BUSINESS

D.               On April 21, 2015, Ellomay notified Dori Group of the exercise of the first option granted to it pursuant to its investment agreement in Dori Energy, to increase Ellomay’s holding interest in Dori Energy by a further 9%, by means of an additional allocation of Dori Energy shares. Following the exercise of the option, Ellomay and Dori Group hold 49% and 51%, respectively, of the issued share capital of Dori Energy.

Update to Section 11.3 – ProMed

ProMed sold two medical office buildings in the Reporting Period to a third party for a gross consideration of U.S.$ 28.5 million (NIS 110 million). As part of its strategy, the Company continues to explore opportunities in order to maximize the value of ProMed's remaining properties, over time.

Update to Section 19 – Financing

A.               For details regarding a public offering of NIS 752 million par value of unsecured debentures (Series L), by way of expanding a listed series, for a net consideration of NIS 789 million, refer to Note 3b1 to the financial statements.

B.                 For details regarding a public offering of NIS 621 million par value of unsecured debentures (Series L), by way of expanding a listed series, for a net consideration of NIS 673 million, subsequent to the reporting date, refer to Note 5a to the financial statements.

GAZIT-GLOBE LTD.

UPDATE TO THE DESCRIPTION OF THE COMPANY’S BUSINESS

Disclosure Concerning Very Material Properties Pursuant to Chapter F of the Israeli Securities Disclosure Guideline Regarding Investment Property Activity

G CINEMA

	Quarter 1 2015	As of December 31, 2014 and for the year then ended
Value of property (NIS in 000’s)	481,600	481,600
NOI in the period (NIS in 000’s)	7,559	33,165
Revaluation gains in the period (NIS in 000’s)	(296)	18,354
Average occupancy rate in the period	99%	99.6%
Rate of return (%)*)	6.5%	6.9%
Average annual rental per sq. meter (NIS)	1,402	1,487
Average annual rental per sq. meter in leases signed in the period (NIS)	-	-

*) The decrease in the rate of return arises from having improved the mix of tenants by replacing tenants in the first quarter of 2015.

G TWO

	Quarter 1 2015	As of December 31, 2014 and for the year then ended
Value of property (NIS in 000’s)	275,800	275,800
Land reserve and building rights (NIS in 000’s)	45,000	45,000
NOI in the period (NIS in 000’s)	4,798	18,976
Revaluation gains in the period (NIS in 000’s)	(601)	11,678
Average occupancy rate in the period	99%	98%
Rate of return (%)*)	6.7%	6.9%
Average annual rental per sq. meter (NIS)	831	866
Average annual rental per sq. meter in leases signed in the period (NIS)	-	-

*) The decrease in the rate of return arises from having improved the mix of tenants by replacing tenants in the first quarter of 2015.

G ONE

	Quarter 1 2015	As of December 31, 2014 and for the year then ended
Value of property (NIS in 000’s)	299,300	299,300
Building rights and other adjustments (NIS in 000’s)	15,600	15,600
NOI in the period (NIS in 000’s)	5,238	21,301
Revaluation gains in the period (NIS in 000’s)	(16)	6,795
Average occupancy rate in the period	99%	99.2%
Rate of return (%)	7.0%	7.1%
Average annual rental per sq. meter (NIS)	834	834
Average annual rental per sq. meter in leases signed in the period (NIS)	-	-

GAZIT-GLOBE LTD.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2015

Unaudited

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

AUDITORS' REVIEW REPORT TO THE SHAREHOLDERS OF GAZIT-GLOBE LTD.

Introduction

We have reviewed the accompanying financial information of Gazit-Globe Ltd. and its subsidiaries ("the Group"), which comprises the condensed consolidated statement of financial position as of March 31, 2015 and the related condensed consolidated statements of income, comprehensive income, changes in equity and cash flows for the period of three months then ended.    The Company's board of directors and management are responsible for the preparation and presentation of interim financial information for this period in accordance with IAS 34, "Interim Financial Reporting" and are responsible for the preparation of this interim financial information in accordance with Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion on this interim financial information based on our review.

We did not review the condensed interim financial information of certain subsidiaries, whose assets constitute approximately 19% of total consolidated assets as of March 31, 2015, and whose revenues constitute approximately 22% of total consolidated revenues for the period of three months then ended. The condensed interim financial information of those companies was reviewed by other auditors, whose review reports have been furnished to us, and our conclusion, insofar as it relates to the financial information in respect of those companies, is based on the review reports of the other auditors.

Scope of review

We conducted our review in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity."    A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.    A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit.    Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review reports of other auditors, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects, in accordance with IAS 34.

In addition to the abovementioned, based on our review and the review reports of other auditors, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not comply, in all material respects, with the disclosure requirements of Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
May 28, 2015	A Member of Ernst & Young Global

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	March 31,		December 31,
	2015	2014	2014
	Unaudited		Audited

	NIS in millions
ASSETS

CURRENT ASSETS

Cash and cash equivalents	2,991	921	650
Short-term deposits and loans	357	450	368
Marketable securities	45	109	299
Financial derivatives	128	54	90
Trade receivables	582	668	536
Other accounts receivable	389	282	303
Inventory of buildings and apartments for sale	581	727	588
Income taxes receivable	22	20	14

	5,095	3,231	2,848

Assets classified as held for sale	303	931	1,046

	5,398	4,162	3,894
NON-CURRENT ASSETS

Equity-accounted investees	2,196	5,941	6,213
Other investments, loans and receivables	709	423	564
Available-for-sale financial assets	373	438	383
Financial derivatives	720	838	288
Investment property	65,951	53,114	56,646
Investment property under development	3,119	2,504	1,642
Non-current inventory	2	4	2
Fixed assets, net	201	162	171
Intangible assets, net	100	104	103
Deferred taxes	87	106	78

	73,458	63,634	66,090

	78,856	67,796	69,984

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	March 31,		December 31,
	2015	2014	2014
	Unaudited		Audited

	NIS in millions
LIABILITIES AND EQUITY

CURRENT LIABILITIES

Credit from banks and others	570	506	553
Current maturities of non-current liabilities	2,618	2,441	2,711
Financial derivatives	55	19	59
Trade payables	812	901	900
Other accounts payable	1,597	1,322	1,262
Advances from customers and buyers of apartments	275	273	304
Income taxes payable	93	32	74

	6,020	5,494	5,863
Liabilities attributed to assets held for sale	17	119	110

	6,037	5,613	5,973
NON-CURRENT LIABILITIES

Debentures	27,931	22,891	24,433
Convertible debentures	1,162	1,184	1,254
Interest-bearing loans from financial institutions and others	9,428	12,324	8,552
Financial derivatives	95	177	94
Other liabilities	450	193	190
Deferred taxes	4,331	3,312	3,618

	43,397	40,081	38,141

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

Share capital	232	229	232
Share premium	4,413	4,295	4,411
Retained earnings	5,209	5,238	4,915
Foreign currency translation reserve	(2,162)	(2,062)	(1,641)
Other reserves	171	110	127
Loans to purchase shares	-	-*)	-*)
Treasury shares	(21)	(21)	(21)

	7,842	7,789	8,023
Non-controlling interests	21,580	14,313	17,847

Total equity	29,422	22,102	25,870

	78,856	67,796	69,984

*)	Represents an amount of less than NIS 1 million.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

May 28, 2015
Date of approval of the financial statements	Chaim Katzman Chairman of the Board	Aharon Soffer President	Gil Kotler Executive Vice President and CFO

GAZIT-GLOBE LTD    .

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Three months ended March 31,		Year ended December 31,
	2015	2014	2014
	Unaudited		Audited

	NIS in millions (except for per share data)

Rental income	1,527	1,227	4,913
Property operating expenses	499	410	1,584

Net operating rental income	1,028	817	3,329

Revenues from sale of buildings, land and construction works performed	349	331	1,357
Cost of buildings sold, land and construction works performed	355	438	1,660

Gross loss from sale of buildings, land and construction works performed	(6)	(107)	(303)

Total gross profit	1,022	710	3,026

Fair value gain from investment property and investment property under development, net	107	25	1,053
General and administrative expenses	(187)	(147)	(619)
Other income	4	4	55
Other expenses	(502)	(5)	(81)
Company's share in earnings of equity-accounted investees, net	35	78	12

Operating income	479	665	3,446

Finance expenses	(312)	(379)	(2,115)
Finance income	618	120	157

Income before taxes on income	785	406	1,488
Taxes on income	58	92	405

Net income	727	314	1,083

Attributable to:

Equity holders of the Company	376	157	73
Non-controlling interests	351	157	1,010

	727	314	1,083

Net earnings per share attributable to equity holders of the Company (NIS):
Basic net earnings	2.11	0.89	0.41

Diluted net earnings	2.10	0.89	0.39

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended March 31,		Year ended December 31,
	2015	2014	2014
	Unaudited		Audited

	NIS in millions

Net income	727	314	1,083

Other comprehensive income (loss) (net of tax effect):

Items that are or will be reclassified to profit or loss:

Exchange differences on translation of foreign operations (1)	(2,010)	(213)	1,148
Net gains (losses) on cash flow hedges (1)	(28)	(21)	46
Net gains (losses) on available-for-sale financial assets	(26)	4	36
Exercise of capital reserves of company accounted for using the equity method	452	-	-
Total other comprehensive income (loss)	(1,612)	(230)	1,230

Total comprehensive income (loss)	(885)	84	2,313

Attributable to:
Equity holders of the Company (2)	(166)	91	445
Non-controlling interests	(719)	(7)	1,868

	(885)	84	2,313

(1) Includes Group's share in other comprehensive income (loss) of equity-accounted investees	18	(23)	(34)

(2) Breakdown of total comprehensive income (loss) attributable to equity holders of the Company:

Net income	376	157	73
Exchange differences on translation of foreign operations	(959)	(62)	307
Net gains (losses) on cash flow hedges	(9)	(8)	29
Net gains (losses) on available-for-sale financial assets	(26)	4	36
Exercise of capital reserves of company accounted for using the equity method	452	-	-
	(166)	91	445

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings	Foreign currency translation reserve	Other reserves	Loans granted to purchase shares	Treasury shares	Total	Non-controlling interests	Total equity
	Unaudited
	NIS in millions

Balance as of January 1, 2015 (audited)	232	4,411	4,915	(1,641)	127	*) -	(21)	8,023	17,847	25,870

Net income	-	-	376	-	-	-	-	376	351	727
Other comprehensive income (loss)	-	-	-	(521)	(21)	-	-	(542)	(1,070)	(1,612)

Total comprehensive income (loss)	-	-	376	(521)	(21)	-	-	(166)	(719)	(885)

Exercise of Company's share options	*) -	2	-	-	(2)	-	-	*) -	-	*) -
Repayment of loans to purchase shares	-	-	-	-	-	*) -	-	*) -	-	*) -
Cost of share-based payment	-	-	-	-	1	-	-	1	14	15
Dividend declared **)	-	-	(82)	-	-	-	-	(82)	-	(82)
Non-controlling interest in initially consolidated subsidiary	-	-	-	-	-	-	-	-	4,111	4,111
Charging the non-controlling interests share in equity deficit of subsidiary to equity holders of the company	-	-	-	-	(11)	-	-	(11)	11	-
Capital issuance to non-controlling interests	-	-	-	-	77	-	-	77	748	825
Acquisition of non-controlling interests	-	-	-	-	-	-	-	-	(6)	(6)
Dividend to non-controlling interests	-	-	-	-	-	-	-	-	(426)	(426)

Balance as of March 31, 2015	232	4,413	5,209	(2,162)	171	-	(21)	7,842	21,580	29,422

*)	Represents an amount of less than NIS 1 million.
**)	In the three month ended in March 31, 2015 the Company declared a dividend in amount of NIS 0.46 per share (a total of approximately NIS 82.1 million) that was paid on April 14, 2015.
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings	Foreign currency translation reserve	Other reserves	Loans granted to purchase shares	Treasury shares	Total	Non-controlling interests	Total equity
	Unaudited
	NIS in millions

Balance as of January 1, 2014 (audited)	229	4,288	5,160	(2,000)	146	*) -	(21)	7,802	14,551	22,353

Net income	-	-	157	-	-	-	-	157	157	314
Other comprehensive loss	-	-	-	(62)	(4)	-	-	(66)	(164)	(230)

Total comprehensive income (loss)	-	-	157	(62)	(4)	-	-	91	(7)	84

Exercise, expiration and forfeiture of share options into Company's shares	*) -	7	-	-	(7)	-	-	-	-	-
Revaluation of loans to purchase shares	-	-	*) -	-	-	*) -	-	-	-	-
Cost of share-based payment	-	-	-	-	3	-	-	3	6	9
Dividend paid	-	-	(79)	-	-	-	-	(79)	-	(79)
Charging the non-controlling interests share in equity deficit of subsidiary to equity holders of the company	-	-	-	-	(26)	-	-	(26)	26	-
Capital issuance to non-controlling interests	-	-	-	-	(2)	-	-	(2)	43	41
Acquisition of non-controlling interests	-	-	-	-	-	-	-	-	(2)	(2)
Dividend to non-controlling interests	-	-	-	-	-	-	-	-	(304)	(304)

Balance as of March 31, 2014	229	4,295	5,238	(2,062)	110	*) -	(21)	7,789	14,313	22,102

*)	Represents an amount of less than NIS 1 million.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings	Foreign currency translation reserve	Other reserves	Loans granted to purchase shares	Treasury shares	Total	Non-controlling interests	Total equity
	Audited
	NIS in millions

Balance as of January 1, 2014	229	4,288	5,160	(2,000)	146	*) -	(21)	7,802	14,551	22,353

Net income	-	-	73	-	-	-	-	73	1,010	1,083
Other comprehensive income	-	-	-	307	65	-	-	372	858	1,230

Total comprehensive income	-	-	73	307	65	-	-	445	1,868	2,313

Issue of shares net of issuance expenses	3	113	-	-	-	-	-	116	-	116
Exercise, expiration and forfeiture of share options into Company's shares	*) -	10	-	-	(10)	-	-	*) -	-	*) -
Revaluation of loans to purchase shares	-	-	*) -	-	-	*) -	-	-	-	-
Cost of share-based payment	-	-	-	-	9	-	-	9	40	49
Dividend paid	-	-	(318)	-	-	-	-	(318)	-	(318)
Charging the non-controlling interests share in equity deficit of subsidiary to equity holders of the company	-	-	-	-	(79)	-	-	(79)	79	-
Capital issuance to non-controlling interests	-	-	-	58	(7)	-	-	51	2,378	2,429
Acquisition of non-controlling interests	-	-	-	(6)	3	-	-	(3)	(322)	(325)
Dividend to non-controlling interests	-	-	-	-	-	-	-	-	(747)	(747)

Balance as of December 31, 2014	232	4,411	4,915	(1,641)	127	*) -	(21)	8,023	17,847	25,870

*)	Represents an amount of less than NIS 1 million.
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31,		Year ended December 31,
	2015	2014	2014
	Unaudited		Audited

	NIS in millions

Cash flows from operating activities:

Net income	727	314	1,083

Adjustments required to present net cash provided by operating activities:

Adjustments to the profit or loss items:

Finance expenses, net	(306)	259	1,958
Company's share in earnings of equity-accounted investees, net	(35)	(78)	(12)
Fair value gain from investment property and investment property under development, net	(107)	(25)	(1,053)
Depreciation and amortization	11	8	32
Taxes on income	58	92	405
Impairment loss of other assets	4	-	15
Capital loss, net	6	2	65
Loss from decrease in holding interest and revaluation of investee, net	1,531	1	1
Gain from bargain purchase	(1,065)	-	(47)
Cost of share-based payment	13	9	45
	110	268	1,409

Changes in assets and liabilities items:

Decrease (increase) in trade receivables and other accounts receivable	(89)	75	151
Decrease (increase) in inventories of buildings and land less advances from customers and buyers of apartments, net	(26)	4	37
Decrease in trade and other accounts payable	(92)	(67)	(148)
Increase (decrease) in tenants' security deposits, net	(8)	(5)	14

	(215)	7	54

Net cash provided by operating activities before interest, dividend and taxes	622	589	2,546

Cash received and paid during the year for:

Interest paid	(465)	(468)	(1,892)
Interest received	15	7	193
Dividend received	20	70	233
Taxes paid	(17)	(11)	(56)
Taxes received	-	-	2

	(447)	(402)	(1,520)

Net cash provided by operating activities	175	187	1,026

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31,		Year ended December 31,
	2015	2014	2014
	Unaudited		Audited

	NIS in millions

Cash flows from investing activities:

Initial consolidation of investment previously accounted for using the equity method (a)	1,145	-	-
Investment return and Proceeds from sale of investees	6	-	33
Investment and loans to investees	(127)	(6)	(313)
Acquisition, construction and development of investment property	(861)	(783)	(3,273)
Investments in fixed assets	(2)	(2)	(23)
Proceeds from sale of investment property	393	127	2,651
Proceeds from sale of fixed assets	-	1	3
Grant of long-term loans	(38)	(28)	(56)
Collection of long-term loans	14	218	226
Short-term investments, net	2	(13)	(9)
Investment in financial assets	(8)	(29)	(274)
Proceeds from sale of financial assets	270	23	267

Net cash provided by (used in) investing activities	794	(492)	(768)

Cash flows from financing activities:

Issue of shares net of issuance expenses	-	-	118
Repayment of loans granted for purchase of Company's shares	*) -	-	-
Exercise of share options into Company's shares	*) -	*) -	*) -
Capital issuance to non-controlling interests, net	790	10	2,365
Acquisition of non-controlling interests	(6)	(2)	(325)
Dividend paid to equity holders of the Company	-	-	(318)
Dividend paid to non-controlling interests	(402)	(275)	(739)
Receipt of long-term loans	202	292	1,608
Repayment of long-term loans	(490)	(822)	(6,253)
Repayment of long-term credit facilities from banks, net	390	(181)	(261)
Short-term credit from banks and others, net	84	264	377
Repayment and early redemption of debentures and convertible debentures	(77)	(31)	(1,284)
Issue of debentures and convertible debentures	1,087	949	3,768
Unwinding of hedging transactions	-	-	243

Net cash provided by (used in) financing activities	1,578	204	(701)

Exchange differences on balances of cash and cash equivalents	(206)	4	75

Increase (decrease) in cash and cash equivalents	2,341	(97)	(368)

Cash and cash equivalents at the beginning of the period	650	1,018	1,018

Cash and cash equivalents at the end of the period	2,991	921	650

*) Represent an amount of less than NIS 1 million.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three months ended March 31,		Year ended December 31,
		2015	2014	2014
		Unaudited		Audited

		NIS in millions

(a)	Initial consolidation of investment previously accounted for using the equity method:

	Working capital (excluding cash and cash equivalents):
	Current assets	(245)	-	-
	Current liabilities	360	-	-
		115	-	-

	Non-current assets	(13,375)	-	-
	Non-current liabilities	6,345	-	-
	Non-controlling interests	4,111	-	-
	Realization of capital reserves	452	-	-
	Realization of investment accounted for using the equity method	3,963	-	-
	Loss on revaluation of previous investment	(1,531)	-	-
	Gain from bargain purchase	1,065	-	-

	Increase in cash and cash equivalents	1,145	-	-

(b)	Significant non-cash transactions:

	Conversion and interest payment of convertible debentures into subsidiary's shares	31	31	66

	Dividend payable to equity holders of the Company	82	79	-

	Dividend payable to non-controlling interests	109	102	85

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-	GENERAL

a.                These consolidated financial statements have been prepared in a condensed format as of March 31, 2015 and for the three months then ended (the "reporting period" and collectively: "condensed interim consolidated financial statements").    These condensed interim consolidated financial statements should be read in conjunction with the Company's annual financial statements as of December 31, 2014 and for the year then ended and accompanying notes, that were authorized by the board of directors on March 23, 2015 ("annual financial statements").

b.                As of March 31, 2015 (the "reporting date"), the Company in the consolidation (the “Group”) has a working capital deficiency of New Israeli Shekels ("NIS")   0.6   billion. The Group has unused approved credit facilities in the amount of NIS   9.6   billion available for immediate drawdown. Furthermore, subsequent to the reporting date the Group raised long term debt in net amount of NIS 1,355 million, also refer to Note 5. The Company's management believes that these sources, as well as the positive cash flow provided by operating activities, will allow each of the Group's companies to repay their current liabilities when due.

b.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.                 Basis of preparation of the interim condensed consolidated financial statements

The condensed interim consolidated financial statements have been prepared in accordance with IAS 34, "Interim Financial Reporting", and in accordance with the disclosure requirements of Chapter D of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

b.                 New standards, interpretations and amendments initially adopted by the Company

The significant accounting policies and methods of computation adopted in the preparation of the condensed interim consolidated financial statements are consistent with those followed in the preparation of the annual financial statements, except for the noted below:

Amendment to IAS 40, Investment Property

The amendment clarifies that, at the time of determining whether an acquired investment property is an asset or a business (with regard to the existence of a business combination), no reliance is to be placed on the “ancillary services” characteristic referred to in IAS 40; instead, use should be made of the criteria for the existence of a business referred to in IFRS 3 (section B7 - Inputs, outputs and processes). The “ancillary services” characteristic is intended only to differentiate between investment property and property used by its owners.

The amendment was implemented prospectively from January 1, 2015. The amendment had no material effect on the Company’s financial statements.

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:-	SIGNIFICANT EVENTS DURING THE REPORTED PERIOD

a.          Capital issuance by the Group

1.          In February 2015 FCR completed a public offering in Canada of approximately 3.8 million shares, for C$ 19.8 per share, for total consideration of C$ 75 million (NIS 253 million). In addition, FCR has granted to the offering’s underwriters an option to acquire from it at the offering price, an additional 570 thousand shares. This option was fully exercised for consideration of C$ 11.3 million (NIS 38 million). As a result of the offering, the Company’s interest in FCR decreased from 43.8% to 43.0%, and the Company recognized an equity increase in an amount of NIS 19 million, which was recognized in other reserves.

2.          In March 2015, EQY completed public offering in United States of approximately 3.9 million shares, for U.S.$ 27.05 per share, for net consideration of U.S.$ 105.5 million (NIS 418 million). In addition, EQY has granted to the offering's underwriters an option, to acquire from it at the offering price, up to an additional 585 thousand shares. This option was valid for a period of 30 days from the date of closing the offering and expired.

In addition, EQY issued in a private placement to a wholly owned subsidiary of the Company 600 thousands shares in consideration for U.S.$ 16.2 million (NIS 64 million). As a result of the public offering and the private placement, the Company's interest in EQY decreased from 43.3% to 42.2%, and the Group recognized an equity increase in an amount of NIS 54 million, which was recognized in capital reserves.

The proceeds from issuance were used, inter alia, to early redeem EQY’s debentures whose original redemption date was October 2015 and bore interest rate of 5.375%. The early redemption was completed on April 2015 and EQY is expected to recognize a loss from early redemption at an amount of U.S.$ 2.7 million (NIS 11 million).

b.         Debt raising by the Group

1.          In January 2015 the Company issued to the public NIS 752 million par value unsecured debentures (series L), by way of an expansion of a listed series for net consideration of NIS 789 million with an effective annual interest rate of 3.5%.

2.          In January 2015 FCR issued to the public in Canada C$ 90 million par value (NIS 302 million) unsecured debentures (series S). The debentures bear a fixed annual interest rate of 4.32% and payable in one installment on July 31, 2025.

c.          Purchase of ATR’s shares and initial consolidation of ATR

On January 22, 2015 (“acquisition date”) the Company acquired approximately 52.1 million shares of ATR representing approximately 13.87% of ATR’s issued share capital and voting rights. The shares were acquired from an entity that is part of the founders’ group of the consortium managed by  CPI at a price of EUR 4.4 per share, for a total consideration of approximately EUR 229.1 million (NIS 1.05 billion) in an off-market transaction (“the acquisition”) and the agreement for joint control was terminated. As a result at the acquisition the Company’s interest in ATR increased to 55% and the Company became the sole controlling entity in ATR, and commencing with its financial statements for the first quarter of 2015, the Company consolidates ATR’s financial statements.

As a result of the acquisition the Company recognized in the reporting period a net loss from gaining control of approximately NIS 14 million comprise of revaluation of previous investment in ATR at an amount of NIS 1,079 million (according to ATR share price at the acquisition date) net of gain from bargain purchase of ATR's shares at an amount of NIS 1,065 million, that was reported in other expense line item, at net amount.

In addition, the Company reclassified capital reserves (mainly translation reserve of foreign operation) accumulated from the investment in ATR and were recognized in the past as other comprehensive loss before tax, at an amount of NIS 452 million to profit or loss. The net non cash impact on profit or loss was a loss of NIS 466 million. Total decrease in equity attributed to Company’s shareholders is NIS 14 million.

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:-	SIGNIFICANT EVENTS DURING THE REPORTED PERIOD (Cont.)

The Company engaged with an external appraiser for temporary purchase price allocation work of the identified net assets of ATR as of the acquisition date. Below is the fair value of the identified assets and liabilities of ATR as of the acquisition date:

Fair Value
NIS in million

Cash and Cash equivalents	2,194
Assets classified as held for sale	60
Other current assets	185
Investment property	11,534
Investment property under development and lands	1,671
Other non-current assets	141

15,785

Current liabilities	360
Deferred tax liability (2)	925
Loans and debentures	5,060
Other non- current liabilities	360

6,705

Net assets (3)	9,080
Adjustments to ATR’s equity (4)	29
Net assets as of acquisition date	9,109
Net of gain from bargain purchase	1,065

Total acquisition cost (1)	8,044

(1)       Total acquisition cost was € 229.1 million (NIS 1.05 billion) in cash and fair value of prior investment in ATR at an amount of € 630.2 million (NIS 2.88 billion) and non-controlling interest, refer to section 3 below.

(2)       Includes fair value upon acquisition adjustment of € 81 million (NIS 371 million) represents the difference between the fair value and the tax base of investment properties for which ATR did not provide for deferred taxes according to IAS 12 provisions for providing deferred taxes in transactions that are not defined as business combination in ATR, but are included as business combination from the Group point of view.

(3)       Includes non-controlling interests as of the acquisition date at an amount of NIS 4,111 million. The Company chose to measure the non-controlling interests according to their share in fair value of net identified assets at an amount of NIS 4,084 million, and in addition NIS 27 million were allocated to non- controlling interests due to fair value of share base payment transactions in ATR.

(4)       Adjustments of ATR's equity from January 1, 2015 until the acquisition date.

ATR’s rental income that was consolidated in the Company’s financial statements for the three month period ended in March 31, 2015 totaled NIS 311 million. The Company’s share in ATR’s net income for the aforementioned period as included in the financial statements totaled NIS 45 million (assuming the business combination occurred on January 1, 2015 the Company’s share in ATR’s net income totaled NIS 47 million).

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:-	FINANCIAL INSTRUMENTS

a.                 Fair value of financial instruments

The carrying amount of certain financial assets and liabilities including cash, trade receivables, investments in marketable securities, short-term credit and loans, trade payables and other payables approximate their fair value.

The carrying amount and fair value of other financial liabilities (including current maturities), all of which are measured at amortized cost, are disclosed in the table below:

	March 31, 2015		March 31, 2014		December 31, 2014
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
	NIS in million

Debentures	29,597	32,103	23,763	25,824	26,038	28,081
Convertible debentures	1,162	1,234	1,184	1,244	1,254	1,317
Interest bearing loans from financial institutions and others	10,396	10,673	14,012	14,356	9,768	10,187

	41,155	44,010	38,959	41,424	37,060	39,585

b.                 Classification of financial instruments by fair value hierarchy

During the reporting period, there was no material change in the classification of financial assets and liabilities measured in the financial statements at their fair value, comparing to their classification as of December 31, 2014. In addition there were no transfers or reclassifications with respect to fair value measurement in the financial statements of financial instruments between Level 1 and Level 2, and there were no transfers to or from Level 3 with respect to fair value measurement of financial instruments.

NOTE 5:-	EVENTS AFTER THE REPORTING DATE

a.            In April 2015 the Company issued to the public NIS 621 million par value unsecured debentures (series L), by way of an expansion of a listed series for net consideration of NIS 673 million with an effective annual interest rate of 3.2%.

b.            In May 2015, ATR issued to the public € 150 million par value unsecured debentures for consideration of € 159.6 million (NIS 682 million) by way of an expansion of a listed series that bear an annual effective interest rate of 2.9% and are payable in one installment in October 2022.

c.            In May 2015 FCR announced its intention to early redeem on June 30, 2015 a series of convertible debenture to extent of C$ 43 million that bears annual interest rate of 5.7% instead of its original redemption date on June 30, 2017 in exchange for FCR share issuance. The share amount will be determined according to 97% of the average FCR's share price in the 20 days period prior to June 23, 2015.

d.         On April 26, 2015  , Gazit Globe Israel (Development) Ltd. ("Gazit Development") submitted a proposed outline for the strengthening the capital of Dori Group, whose main components are the conversion of the whole of Dori Group's debt to Gazit Development, amounting in total to NIS 210 million, into perpetual capital notes that are not convertible into Dori Group shares and the provision of an additional amount of NIS 35 million by Gazit Development to Dori Group against the issuance of an additional capital note under identical terms (the "Additional Amount")  .

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:-	EVENTS AFTER THE REPORTING DATE (Cont.)

Based on the aforesaid  , Dori Group presented Dori Construction on the same day with a proposed outline for the strengthening of Dori Construction’s capital structure, pursuant to which the whole amount of Dori Construction’s debt to Dori Group, amounting in total to NIS 590 million and also the Additional Amount of NIS 35 million, which Dori Group will extend to Dori Construction, will be converted into shares of Dori Construction and into warrants convertible into shares of Dori Construction (at a price of NIS 2.5 per share and per warrant, which was the closing price on the Tel Aviv Stock Exchange Ltd. of a Dori Construction share on July 24, 2014) and also into a perpetual capital note. Dori Construction was also informed that the purpose of injecting the Additional Amount into Dori Construction is primarily in order to repay and reduce the bank credit facilities of Dori Construction. In addition, since arranging the fixed terms of service of the chairman of the board of directors and the CEO of Dori Construction, currently serving with Dori Construction at this time, is critical for the further recovery of Dori Construction and for the preservation of Dori Group’s investment in Dori Construction, Dori Group's outline presented to Dori Construction is also subject to the competent organs of Dori Construction approving the terms of service of the aforesaid officers. The outlines detailed above shall be approved by the relevant organs of Dori Group and Dori Construction, as one.

e.            On April 20, 2015, Dori Construction early redeemed its remaining outstanding debentures (series A) at total amount of NIS 70.2 million.

f.             On April 27, 2015, Gazit Development entered into an agreement for the provision of consultancy services, with Fargon management company Ltd. (a company under the control of Rachel Lavine, who serves as a director of the Company and as chairman of the board of directors of Gazit Development). Pursuant to the agreement, the consultant company will provide (by Ms. Lavine) Gazit Development with consultancy and management services, including managing the investment property activity sale process of Gazit Development in such a manner and to such an extent as to occupy 50% of her time, in return for annual management fees amounting to NIS 1.44 million, as well as a bonus in connection with managing the sale process of the income-producing property activity of Gazit Development, which could amount up to NIS 1.5 million, under the terms set forth in the agreement. The term of the consultancy agreement will end on December 31, 2016.

g.            On May 25, 2015, CTY announced that it had entered into a transaction for the acquisition of all the shares of Sektor Gruppen (“Sektor”) for a consideration amounting to € 1.47 billion (NIS 6.3 billion), comprising € 541 million (NIS 2.3 billion) in cash and the balance through the assumption of debt (subject to customary adjustments at the acquisition completion date).

Sektor is a private company that focuses on the ownership, operation and development of supermarket-anchored shopping centers in Norway, where it is ranked the second largest operator in the sector. Sektor has a property portfolio comprising 20 properties (which are either wholly or mainly owned by Sektor), having a GLA of 400 thousand square meters, 4 properties in which Sektor holds a minority interest, 2 properties that it leases and 8 properties that it manages. Most of the properties (approximately 95%) are located in Norway’s three major economic centers – Oslo, Bergen and Stavanger. As of December 31, 2014, the aforementioned properties had an occupancy rate of 96.5%. The total GLA of all the properties managed by Sektor amounts to 600 thousand square meters. The net return (Net Initial Yield) on the properties is currently 5.2%.

It is CTY’s intention to finance the acquisition by means of a rights offering in an amount of € 600 million, as well as by means of a bridging loan in an amount of € 250 million through a bank syndicate.

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:-	EVENTS AFTER THE REPORTING DATE (Cont.)

Furthermore, the banks that have extended finance to Sektor have consented to continue extending finance totaling € 671 million even after the transaction is closed. The rights offering is subject to receiving the approval of CTY’s general meeting and, once this is received, CTY’s board of directors will set the timetables and terms of the rights offering.

The Company has made a commitment to fully exercise the rights it will be offered within the framework of the rights offering, in accordance with its holding interest in CTY, in an amount of € 257 million, alongside a corresponding commitments made by CPP Investment Board European Holdings S.ar.l, CTY’s second-largest shareholder that holds 15% of CTY’s share capital, to exercise its rights in accordance with its proportionate share. The Company’s commitment is subject to obtaining the approval of the Finnish Financial Supervisory Authority.

The Company expects that, upon closing the transaction (including the rights offering), its properties (consolidated) will increase by NIS 6.3 billion and that the liabilities (consolidated) will increase by NIS 4.9 billion. Likewise, the Company expects that its equity (including non-controlling interests) will increase by NIS 1.4 billion, with no increase being expected on the Company’s Shareholders’ equity.

h.            In April, 2015 the S&P rating agency upgraded EQY’s credit rating from BBB- to BBB, with a stable outlook.

i.              On May 28, 2015 the Company declared a dividend in the amount of NIS 0.46 per share (a total of approximately NIS 82.1 million), payable on July 6, 2015 to the shareholders of the Company on June 22, 2015.

i.

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:-	OPERATING SEGMENTS

The Company reports five reportable segments according to the management approach of IFRS 8. There was no change in the reportable segments following the business combination that relates with the acquisition of ATR shares.

	Shopping centers in U.S.	Shopping centers in Canada	Shopping centers in North Europe	Shopping centers in central-eastern Europe	Development and performance of construction work	Other segments	Consolidation adjustments	Total
	Unaudited
	NIS in millions
For the Three months
ended March 31, 2015

Segment revenues	349	522	312	311	353	87	(58)	1,876

Segment results	144	303	186	174	(22)	58	(364)	479

Finance expenses, net								306

Income before taxes on income								785

	Shopping centers in U.S.	Shopping centers in Canada	Shopping centers in North Europe	Shopping centers in central-eastern Europe	Development and performance of construction work	Other segments	Consolidation adjustments	Total
	Unaudited
	NIS in millions
For the Three months
ended March 31, 2014

Segment revenues	324	512	344	344	328	128	(422)	1,558

Segment results	147	283	209	210	(123)	83	(144)	665

Finance expenses, net								(259)

Income before taxes on income								406

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6: OPERATING SEGMENTS (Cont.)

	Shopping centers in U.S.	Shopping centers in Canada	Shopping centers in North Europe	Shopping centers in central-eastern Europe	Development and performance of construction work	Other segments	Consolidation adjustments	Total
	Audited
	NIS in millions
Year ended
December 31, 2014

Segment revenues	1,263	2,100	1,366	1,372	1,355	459	(1,645)	6,270

Segment results	473	1,193	853	756	(393)	260	304	3,446

Finance expenses, net								(1,958)

Income before taxes on income								1,488

Segment assets
	Shopping centers in U.S.	Shopping centers in Canada	Shopping centers in North Europe	Shopping centers in central-eastern Europe	Development and performance of construction work	Other segments	Consolidation adjustments	Total
	Unaudited
	NIS in millions

March 31, 2015	11,916	24,829	14,810	12,631	1,471	5,020	8,179	78,856

March 31, 2014	10,798	24,011	16,072	14,487	1,743	6,369	(5,684)	67,796

December 31, 2014
(Audited)	11,699	26,282	16,116	14,217	1,538	5,198	(5,066)	69,984

GAZIT-GLOBE LTD.

PRO FORMA CONSOLIDATED INTERIM FINANCIAL STATEMENTS

GAZIT-GLOBE LTD.

PRO FORMA CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As of March 31, 2015

Unaudited

INDEX

Page

Board of Directors explanations for Pro Forma Consolidated Interim Financial Statements	59

Auditors' Pro Forma Review Report	62

Pro Forma Consolidated Interim Statements of Income	63,65

Pro Forma Consolidated Interim Statements of Comprehensive Income	64,66

Notes to Pro Forma Consolidated Interim Financial Statements	67

GAZIT-GLOBE LTD.

PRO FORMA CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Pro forma consolidated interim financial statements – Board of Directors’ explanations

a.          General

Presented below are pro forma consolidated interim financial statements for the three-month period ended March 31, 2014 and for the year ended December 31, 2014 (together the “Pro Forma Periods”), in accordance with Regulation 38B of the Securities Regulations (Periodic and Immediate Reports), 1970 (the “Pro Forma Statements”).

The Pro Forma Statements have been prepared in order to reflect the consolidation of Atrium European Real Estate Limited (“ATR”) in the financial statements of the Company with effect from January 1, 2013 (the “Pro Forma Consolidation Date”), instead of it being presented according to the equity method, with this being made under certain assumptions, which are set forth in Note 2b to the Pro Forma Statements.

It is clarified that the Pro Forma Statements do not reflect the actual results of the Company; rather, they have been prepared in order to provide additional information, based on different assumptions, including the assumption that the Company made the investment in the shares of ATR on January 1, 2013. In accordance with these assumptions, the Company has included in the Pro Forma Statements, inter alia, the financial results including other comprehensive income items of ATR in the Pro Forma Periods at their full value instead of including the Company’s share in ATR‘s net income and has reversed the bargain purchase gains that were recognized as a result of the increase in the holding interest in ATR in the Pro Forma Periods that were reclassified to capital reserve of transactions with non-controlling interests. It should be noted that the increase in the holding interest to 55% actually took place in January 2015, as described in Note 3c to the interim consolidated financial statements.

ATR is an income-producing property company, which was established in 1997 and is incorporated on the island of Jersey. ATR focuses on the acquisition, development and operation of supermarket-anchored shopping centers in Central and Eastern Europe and its shares are listed on the Vienna and Amsterdam stock exchanges. For details regarding the Company’s acquisition of ATR shares in January 2015 and the Company gaining control of ATR, refer to Note 3c to the interim consolidated financial statements.

GAZIT-GLOBE LTD.

PRO FORMA CONSOLIDATED INTERIM FINANCIAL STATEMENTS

b.          Pro forma analysis of results of operations:

              Rental income

The decrease in rental income with respect to ATR’s operations to NIS 311 million in the first quarter of 2015 (the “Reporting Period”), from NIS 344 million in the corresponding period last year, is mainly due to the 7.1% decrease in the average exchange rate of the Euro against the NIS and also to the decrease in rental income in Russia.

Property operating expenses

The decrease in property operating expenses with respect to ATR’s operations to NIS 93 million in the Reporting Period, from NIS 100 million in the corresponding period last year, is mainly due to the decrease in the average exchange rate of the Euro, as referred to above.

Net operating rental income (NOI)

The decrease in net operating rental income with respect to ATR’s operations in the Reporting Period, compared with the corresponding period last year, is mainly due to the decrease in the average exchange rate of the Euro, as referred to above, as well as to the decrease in the net operating income in Russia. The gross profit margin in the Reporting Period amounted to 70.0%, compared with 70.9% in the corresponding period last year.

Fair value loss from investment property and investment property under development

In the Reporting Period, ATR recognized a fair value loss from investment property and investment property under development of NIS 19 million, compared with a fair value loss from investment property and investment property under development of NIS 76 million in the corresponding period last year. The decrease in the fair value loss was due to a lower decrease in the value of land in the Reporting Period, than in the corresponding period last year.

General and administrative expenses

The increase in general and administrative expenses with respect to ATR’s operations to NIS 35 million in the Reporting Period, from NIS 27 million in the corresponding period last year, is mainly due to an increase in legal expenses.

Other income

The decrease in pro forma other income in 2014 is mainly due to the reversal of a bargain purchase gain of NIS 47 million that the Company recognized with respect to the increase in its holding interest in ATR, as explained in the pro forma assumptions.

Company’s share in earnings (losses) of equity-accounted investees

The pro forma change in the Company’s share in the earnings (losses) of equity-accounted investees in the reporting period is due to the reversal of the Company’ share in the equity earnings (losses) of ATR, due to the consolidation of ATR in the Company’s financial statements, instead of it being presented using the equity method.

Finance expenses

The increase in the pro forma finance expenses in the Reporting Period is mainly due to recording notional interest expenses of NIS 7 million for the financing of the investment in ATR, and to the consolidation of ATR’s finance expenses of NIS 46 million.

The increase in the finance expenses with respect to ATR’s operations to NIS 60 million in the Reporting Period, from NIS 46 million in the corresponding period last year, is due to expenses from foreign currency exchange differences and to an increase in interest expenses as a result of a rise in ATR’s indebtedness, obtained to finance acquisition of income-producing properties.

GAZIT-GLOBE LTD.

PRO FORMA CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Finance income

The decrease in finance income with respect to ATR’s operations to NIS 4 million in the Reporting Period, from NIS 46 million in the corresponding period last year, is due to income from foreign currency exchange differences that was recorded in the corresponding period last year, in contrast to expenses from foreign currency exchange differences recorded in the Reporting Period.

Taxes on income

The changes in the pro forma taxes on income in the Reporting Period are due to the consolidation of ATR’s results, as well as to the amortization of fair value upon acquisition differences with respect to the investment in ATR.

In the Reporting Period, ATR recorded tax income of NIS 18 million, compared with tax expenses of NIS 9 million in the corresponding period last year. Taxes on income arose mainly from deferred taxes that ATR recorded as result of the strengthening of the exchange rate of the Ruble against the Euro and the consequent reduction in the tax base of properties.

Adjustments in the statement of comprehensive income

The pro forma statement of comprehensive income includes an adjustment to the capital reserve for exchange differences on the translation of foreign operations, in order to reflect the effect on the Company’s results of the changes in the exchange rate of the Euro against the New Israeli Shekel from the Pro Forma Consolidation Date. The adjustment to this capital reserve amounted to NIS 67 million and to NIS 133 million for the three-month period ended March 31, 2014 and for the year ended December 31, 2014, respectively.

In addition, the pro forma statement of comprehensive income includes the reversal of the Company’s share in the other comprehensive loss of ATR (which was mainly due to differences on the translation of foreign operations reserve and on the cash flow hedging reserve), and the full effect of the differences on the translation of foreign operations reserve has been included in light of the consolidation of ATR, instead of it being presented using the equity method.

Moreover, in light of the inherent ineffectiveness of cash flow hedging transactions at the Group level, ATR’s inclusion of a cash flow hedging transactions reserve has been reversed against the recording of finance expenses.

May 28, 2015
Date of approval of the Pro forma financial statements	Chaim Katzman Chairman of the Board	Aharon Soffer President

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

AUDITORS' REVIEW REPORT TO THE SHAREHOLDERS OF GAZIT-GLOBE LTD.

Introduction

We have reviewed the accompanying pro-forma financial information of Gazit-Globe Ltd. and its subsidiaries ("the Group"), which comprises of the pro-forma condensed consolidated statements of income and the pro-forma comprehensive income for the period of three months ended on March 31, 2014.    The Company's board of directors and management are responsible for the preparation and presentation of interim financial information for this period in accordance with IAS 34, "Interim Financial Reporting" and are responsible for the preparation of this interim financial information in accordance with Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion on this pro-forma interim financial information based on our review.

We did not review the condensed interim financial information of a certain subsidiary, whose revenues constitute approximately 18% of pro-forma  total consolidated revenues for the period of three months ended on March 31, 2014. The condensed interim financial information of this company was reviewed by other auditors, whose review report has been furnished to us, and our conclusion, insofar as it relates to the financial information in respect of this company, is based on the review report of the other auditors.

Scope of review

We conducted our review in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity."    A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.    A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit.    Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying pro-forma interim financial information is not prepared, in all material respects, in accordance with IAS 34.

In addition to the abovementioned, based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying pro-forma interim financial information does not comply, in all material respects, with the disclosure requirements of Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
May 28, 2015	A Member of Ernst & Young Global

GAZIT-GLOBE LTD.

PRO FORMA CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Pro forma:
Presented below are the Pro forma results of operation and the actual results of operation as previously reported:
Impact in the consolidated statements of income for the three months ended March 31, 2014
	As previously reported	Adjustments	Pro forma

	Unaudited
	NIS in millions (except for per share data)

Rental income	1,227	344	1,571
Property operating expenses	410	100	510

Net operating rental income	817	244	1,061

Revenues from sale of buildings, land and construction work performed	331	-	331
Cost of buildings sold, land and construction work performed	438	-	438

Gross loss from sale of buildings, land and construction work performed	(107)	-	(107)

Total gross profit	710	244	954

Fair value gain from investment property and investment property under development, net	25	(76)	(51)
General and administrative expenses	(147)	(27)	(174)
Other income	4	-	4
Other expenses	(5)	(6)	(11)
Company's share in earnings of equity-accounted investees, net	78	(50)	28

Operating income	665	85	750

Finance expenses	(379)	(53)	(432)
Finance income	120	46	166

Income before taxes on income	406	78	484
Taxes on income	92	5	97

Net income	314	73	387

Attributable to:

Equity holders of the Company	157	14	171
Non-controlling interests	157	59	216

	314	73	387

Net earnings per share attributable to equity holders of the Company (NIS):
Basic and diluted net earnings	0.89	0.07	0.96

GAZIT-GLOBE LTD.

PRO FORMA CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Pro forma:
Impact in the consolidated statements of comprehensive income for the three months ended March 31, 2014 -
	As previously reported	Adjustments	Pro forma
	Unaudited
	NIS in millions

Net income	314	73	387

Other comprehensive income (loss) (net of tax effect):

Items that are or will be reclassified to profit or loss:

Exchange differences on translation of foreign operations	(213)	10	(203)
Net losses on cash flow hedges	(21)	1	(20)
Net gains on available-for-sale financial assets	4	-	4

Total other comprehensive loss	(230)	11	(219)

Total comprehensive income	84	84	168

Attributable to:
Equity holders of the Company	91	11	102
Non-controlling interests	(7)	73	66

	84	84	168

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GAZIT-GLOBE LTD.

PRO FORMA CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Pro forma

Impact in the consolidated statements of income for the year ended December 31, 2014 -
	As previously reported	Adjustments	Pro forma

	Audited
	NIS in millions (except for per share data)

Rental income	4,913	1,372	6,285
Property operating expenses	1,584	403	1,987

Net operating rental income	3,329	969	4,298

Revenues from sale of buildings, land and construction work performed	1,357	-	1,357
Cost of buildings sold, land and construction work performed	1,660	-	1,660
Gross loss from sale of buildings, land and construction work performed	(303)	-	(303)
Total gross profit	3,026	969	3,995
Fair value gain from investment property and investment property under development, net	1,053	(803)	250
General and administrative expenses	(619)	(131)	(750)
Other income	55	(47)	8
Other expenses	(81)	(33)	(114)
Company's share in earnings of equity-accounted investees, net	12	98	110

Operating income	3,446	53	3,499

Finance expenses	(2,115)	(215)	(2,330)
Finance income	157	65	222

Income before taxes on income	1,488	(97)	1,391
Taxes on income	405	82	487

Net income	1,083	(179)	904

Attributable to:

Equity holders of the Company	73	(84)	(11)
Non-controlling interests	1,010	(95)	915

	1,083	(179)	904

Net earnings per share attributable to equity holders of the Company:
Basic net earnings (losses)	0.41	(0.47)	(0.06)

Diluted net earnings (losses)	0.39	(0.47)	(0.08)

GAZIT-GLOBE LTD.

PRO FORMA CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Pro forma
Impact in the consolidated statements of comprehensive income for the year ended December 31, 2014 -

	As previously reported	Adjustments	Pro forma
	Audited
	NIS in millions

Net income	1,083	(179)	904

Other comprehensive income (loss) (net of tax effect):

Items that are or will be reclassified to profit or loss:

Exchange differences on translation of foreign operations	1,148	(90)	1,058
Net gains on cash flow hedges	46	1	47
Net gains on available-for-sale financial assets	36	-	36

Total other comprehensive loss	1,230	(89)	1,141

Total comprehensive income	2,313	(268)	2,045

Attributable to:
Equity holders of the Company	445	(93)	352
Non-controlling interests	1,868	(175)	1,693

	2,313	(268)	2,045

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

May 28, 2015
Date of approval of the Pro forma financial statements	Chaim Katzman Chairman of the Board	Aharon Soffer President	Gil Kotler Executive Vice President and CFO

GAZIT-GLOBE LTD.

PRO FORMA CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 1:       SIGNIFICANT ACCOUNTING POLICIES

The pro forma consolidated financial statements are prepared in accordance with Regulation 38B of the Securities Regulations (Periodic and Immediate Reports), 1970 (the "Pro Forma statements").

The significant accounting policies applied in the Pro Forma Statements are consistent with those applied in preparing the Company's annual financial statements for the year ended December 31, 2014 (the "annual financial statements") and the interim consolidated financial statements for the period ended March 31, 2015 (the "interim consolidated financial statements").

NOTE 2:-     PRO FORMA ASSUMPTIONS

a.               General

As stated in Note 3c to the consolidated interim financial statements, on January 22, 2015, the Company acquired from CPI 52.1 million shares of Atrium European Real Estate Limited (“ATR”). As a result of the acquisition, the Company’s holding interest in ATR rose to 55%, the agreement with CPI of joint control over ATR was terminated and the Company became the sole controlling shareholder of ATR. Accordingly, starting from the first quarter of 2015, the Company consolidates ATR in the financial statements. ATR is an income-producing property company, which was established in 1997 and is incorporated on the island of Jersey. ATR focuses on the acquisition, development and operation of supermarket-anchored shopping centers in Central and Eastern Europe and its shares are listed on the Vienna and Amsterdam stock exchanges.

These Pro Forma Statements include the consolidation of ATR’s results for the three-month period ended March 31, 2014 and for the year ended December 31, 2014 (together   "Pro Forma Periods  "   ).

Pro forma report for the three months period ending March 31, 2015 is not presented since there is no material difference between such report and the actual results as reported in the consolidated financial statements, excluding the reclassification of capital reserves at an amount of NIS 452 million from other comprehensive income to other expenses line item in profit or loss.

The pro forma consolidated statements of income and comprehensive income have been prepared in order to reflect the consolidation of ATR’s results with the operating results of the Company, under the assumption that the Company had acquired control of ATR on January 1, 2013 (the “Pro Forma Consolidation Date”), instead of recording Company’s share in ATR’s gains (losses) according to the equity method.

 b.               Principal assumptions used in preparing the pro forma consolidated interim financial statements

The Pro Forma Statements have been prepared based on the financial statements of the Company and of ATR for the three-month period ended March 31, 2014 and for the year ended December 31, 2014. The accounting policies used in the preparation of the Pro Forma Statements are as described in Note 2 to the annual financial statements. Moreover, the Pro Forma Statements have been prepared under the following assumptions:

1.                 The purchase of ATR shares from CPI, referred to in section a above, took place on the Pro Forma Consolidation Date.

GAZIT-GLOBE LTD.

PRO FORMA CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 2:-       PRO FORMA ASSUMPTIONS (Cont)

2.                 A reversal has been made of the Company’s share in ATR’s results, which was recognized as part of the Company’s share in the losses of equity-accounted investees, since ATR’s results are consolidated within the framework of the Pro Forma Statements. In addition, a reversal has been made of the gain from bargain purchase of ATR's shares recognized as a result of the increase in interest in ATR during the Pro Forma Periods.

3.                 A reversal has been made of the Company’s share in ATR’s other comprehensive loss included in the pro forma statement of comprehensive income (which was mainly due to differences on the translation of foreign operations reserves and on the cash flow hedging reserves), and the full effect of the differences on the translation of foreign operation reserve has been included in light of the consolidation of ATR, instead of it being presented using the equity method.

4.                 In light of the inherent ineffectiveness of cash flow hedging transactions from the Group’s perspective as of the Pro Forma Consolidation Date, a reversal has been made of ATR’s inclusion of a cash flow hedging transactions reserve against the recording of finance expenses and the related tax effect in profit or loss.

5.                 The acquisition amount has been attributed to the net identifiable assets and liabilities of ATR, as detailed in Note 3c to the consolidated interim financial statements. The pro forma consolidated statements of income include the amortization of the fair value adjustments that arose on acquisition. The difference between the cost of the investment and the fair value of the net identifiable assets of ATR as of the Pro Forma Consolidation Date, which was recognized as a bargain purchase gain, as well as the loss recognized on the revaluation of the previous investment in ATR prior to gaining control of ATR, were not included in the operating results in the Pro Forma Periods. Likewise, the Company has reversed the effects of amortizing the fair value adjustments and the bargain purchase gain that arose from the purchases of ATR shares before the Pro Forma Consolidation Date.

6.                 The Company financed the investment in ATR on the Pro Forma Consolidation Date by means of bank financing denominated in Euros and bearing interest based on the Euribor interest rate plus a normal banking interest margin. Accordingly, the Company recognized notional finance costs in the pro forma consolidated statements of income with respect to the amounts of the acquisition financed with the aforesaid bank credit. The loan taken to finance the investment was recognized as a hedging instrument with respect to the exposure of the investment in ATR to changes in exchange rates of the Euro against the Shekel; accordingly exchange differences with respect to the loan (refer to section 7 below) were carried to the capital reserve of exchange differences on the translation of foreign operations.

7.                 The capital reserve of exchange differences on the translation of foreign operations was recalculated with respect to the investment in ATR in accordance with the pro forma assumptions relating to the financing of the acquisition of control in ATR, and was recognized in the pro forma consolidated statement of comprehensive income.

GAZIT-GLOBE LTD.

Financial Data from the Consolidated Interim Financial Statements

Attributable to the Company

As of March 31, 2015

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

To

The Shareholders of Gazit Globe Ltd.

1 HaShalom Rd. Tel-Aviv.

Re: Special review report of the separate interim financial information in accordance with Regulation 38d of the Securities Regulations (Periodic and Immediate Reports), 1970

Introduction

We have reviewed the separate interim financial information presented pursuant to Regulation 38d of the Securities Regulations (Periodic and Immediate Reports), 1970 of Gazit-Globe Ltd. ("the Company") as of March 31, 2015 and for the period of three months then ended.    The Company's Board of Directors and management are responsible for the separate interim financial information. We are responsible for expressing our conclusion with regard to the separate interim financial information for this interim period, based on our review.

We did not review the separate interim financial information of a certain investees whose assets less attributable liabilities amounted to NIS 5,000 million as of March 31, 2015, and for which the Company's share of their earnings amounted to NIS 38 million in the period of three months then ended. The financial statements of those companies were reviewed by other auditors, whose reports have been furnished to us, and our conclusion, insofar as it relates to the financial statements with respect to those companies, is based on the review reports of the other auditors.

Scope of review

We conducted our review in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity."       A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.       A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit.       Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review reports of other auditors, nothing has come to our attention that causes us to believe that the accompanying separate interim financial information is not prepared, in all material respects, pursuant to the provisions of Regulation 38d of the Securities Regulations (Periodic and Immediate Reports), 1970.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
May 28, 2015	A Member of Ernst & Young Global

GAZIT-GLOBE LTD.

Financial data and financial information from the consolidated interim financial statements attributable to the Company

Below is separate financial data and financial information from the Group's consolidated interim financial statements as of March 31, 2015 published as part of the interim reports ("consolidated financial statements") attributable to the Company, presented in accordance with the Israeli Regulation 38d of the Securities Regulations (Periodic and Immediate Reports), 1970.

Significant accounting policies applied for presentation of these financial data were set forth in Note 2 to the annual consolidated financial statements.

Subsidiaries - as defined in Note 1 to the annual consolidated financial statements.

GAZIT-GLOBE LTD.

Financial information from the Condensed Consolidated Statements of Financial Position attributed to the Company

	March 31,		December 31,
	2015	2014	2014
	Unaudited		Audited

	NIS in millions
ASSETS

CURRENT ASSETS

Cash and cash equivalents	174	148	45
Current maturities of long-term loans to subsidiaries	381	102	395
Available for sale marketable securities	-	-	180
Financial derivatives	121	24	88
Other accounts receivable	3	3	3

Total current assets	679	277	711

NON-CURRENT ASSETS

Long-term loans *)	-	-	-
Available for sale marketable securities	-	111	-
Financial derivatives	717	830	278
Loans to subsidiaries	6,585	6,441	5,926
Investments in subsidiaries	12,594	11,760	13,286
Fixed assets, net	4	6	5

Total non-current assets	19,900	19,148	19,495

Total assets	20,579	19,425	20,206

*)	Represents an amount of less than NIS 1 million.

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

GAZIT-GLOBE LTD.

Financial information from the Condensed Consolidated Statements of Financial Position attributed to the Company

	March 31,		December 31,
	2015	2014	2014
	Unaudited		Audited

	NIS in millions
LIABILITIES AND EQUITY

CURRENT LIABILITIES

Current maturities of debentures	963	264	976
Financial derivatives	-	10	40
Trade payables	5	3	3
Other accounts payable	95	91	192
Current tax payable	28	9	9
Dividend payable	82	79	-

Total current liabilities	1,173	456	1,220

NON-CURRENT LIABILITIES

Loans from banks and others	1,025	764	1,001
Debentures	10,539	10,390	9,900
Financial derivatives	-	-	62
Deferred taxes	*) -	26	-

Total non-current liabilities	11,564	11,180	10,963

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

Share capital	232	229	232
Share premium	4,413	4,295	4,411
Reserves	(2,012)	(1,973)	(1,535)
Retained earnings	5,209	5,238	4,915

Total equity	7,842	7,789	8,023

Total liabilities and equity	20,579	19,425	20,206

*) Represent an amount of less than NIS 1 million.
The accompanying additional information constitutes an integral part of the separate financial data and financial information.

May 28, 2015
Date of approval of the financial statements	Chaim Katzman Chairman of the Board	Aharon Soffer President	Gil Kotler Executive Vice President and CFO

GAZIT-GLOBE LTD.

Financial information from the Condensed Consolidated Statements of Income attributed to the Company

	Three months ended March 31,		Year ended December 31,
	2015	2014	2014
	Unaudited		Audited

	NIS in millions

Management fees from related companies	1	*) -	2
Finance income from subsidiaries	48	66	273
Other finance income	577	95	53

Total income	626	161	328

General and administrative expenses	13	18	64
Finance expenses	-	74	737
Other expenses	407	-	*) -

Total expenses	420	92	801

Profit (loss) before income from subsidiaries, net	206	69	(473)

Income from subsidiaries, net	148	97	509

Income before taxes on income	354	166	36

Taxes on income (tax benefit)	(22)	9	(37)

Net income attributed to the Company	376	157	73

*) Represents an amount of less than NIS 1 million.

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

GAZIT-GLOBE LTD.

Financial Information from the Consolidated Statements of Comprehensive Income attributed to the Company

	Three months ended March 31,		Year ended December 31,
	2015	2014	2014
	Unaudited		Audited

	NIS in millions

Net income attributed to the Company	376	157	73

Other comprehensive income (loss) attributed to the Company (net of tax effect):

Items that are or will be reclassified to profit or loss:

Exchange differences on foreign currency translation	94	45	134
Gain (loss) on available for sale securities	(21)	4	18
Realization of capital reserve from foreign currency exchange differences	407	-	-

Other comprehensive income attributed to the Company	480	49	152

Other comprehensive income (loss) attributed to subsidiaries (net of tax effect)	(1,022)	(115)	220

Total other comprehensive income (loss) attributed to the Company	(542)	(66)	372

Total comprehensive income (loss) attributed to the Company	(166)	91	445

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

GAZIT-GLOBE LTD.

Financial information from the Condensed Consolidated Statements of Cash Flows attributed to the Company

	Three months ended March 31,		Year ended December 31,
	2015	2014	2014
	Unaudited		Audited

	NIS in millions

Cash flows from operating activities of the Company

Net income attributed to the Company	376	157	73

Adjustments required to present net cash provided by operating activities of the Company:

Adjustments to profit and loss items of the Company:

Depreciation	*) -	*) -	2
Finance expense (income), net	(625)	(87)	411
Income from subsidiaries, net	(148)	(97)	(509)
Loss from realization of foreign currency exchange differences	407	-	-
Cost of share-based payment	1	3	9
Taxes on income (Tax benefit)	(22)	9	(37)

	(387)	(172)	(124)
Changes in assets and liabilities of the Company:

Decrease (increase) in other accounts receivable	(3)	2	(3)
Decrease in trade payables and other accounts payable	(14)	(4)	(1)

	(17)	(2)	(4)
Cash paid and received during the year by the Company for:

Interest paid	(217)	(232)	(599)
Interest received	-	1	90
Interest received from subsidiaries	52	33	237
Taxes paid	(9)	(8)	(39)
Dividend received	2	-	14
Dividend received from subsidiaries	164	157	170

	(8)	(49)	(127)

Net cash used in operating activities of the Company	(36)	(66)	(182)

*)	Represents an amount of less than NIS 1 million.

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

GAZIT-GLOBE LTD.

Financial information from the Condensed Consolidated Statements of Cash Flows attributed to the Company

	Six months ended March 31,		Year ended December 31,
	2015	2014	2014
	Unaudited		Audited

	NIS in millions
Cash flows from investing activities of the Company

Acquisition of fixed assets	* ) -	* ) -	(1)
Proceeds of sale of fixed assets	-	-	* ) -
Investments in subsidiaries	(319)	(54)	(942)
Redemption of preferred shares of subsidiary	48	-	168
Loans repaid by (granted to) subsidiaries, net	(960)	134	414
Investment in marketable securities	-	-	(154)
Proceeds of sale of marketable securities	182	-	141

Net cash provided by (used in) investment activities of the Company	(1,001)	80	(374)

Cash flows from financing activities of the Company:

Issue of shares less issue expenses	-	-	118
Exercise of share options into shares	* ) -	* ) -	* ) -
Repayment of loans for purchase of company shares	* ) -	-	-
Dividend paid to equity holders of the Company	-	-	(318)
Issue of debentures less issue expenses	789	-	445
Repayment and early redemption of debentures	(8)	-	(255)
Repayment of long-term credit facilities from banks, net	390	(341)	(110)
Unwinding of hedge transactions	-	-	243

Net cash provided by (used in) financing activities of the Company	1,171	(341)	123

Exchange differences on balance of cash and cash equivalents	(5)	1	4

Decrease in cash and cash equivalents	129	(326)	(429)

Cash and cash equivalents at the beginning of period	45	474	474

Cash and cash equivalents at the end of period	174	148	45

Significant non-cash activities of the Company:

Exchange of loans granted to subsidiaries for share issuance	-	-	72

Dividend payable to equity holders of the Company	82	79	-

*)	Represents an amount of less than NIS 1 million.

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

GAZIT-GLOBE LTD.

  Additional information

a.                  General

This separate financial information as of March 31, 2015 and for the three months then ended have been prepared in a condensed format in accordance with the provisions of Regulation 38d of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. This separate financial information should be read in conjunction with the financial information in the annual financial statements as of December 31, 2014 and for the year then ended and accompanying notes thereto, that were authorized by the board of directors on March 23, 2015 and with financial information in the interim condensed consolidated financial statements as of March 31, 2015.

b.                 As of March 31, 2015 (the "reporting date"), the Company has a working capital deficiency of NIS   0.5   billion. The Company and its wholly-owned subsidiaries have approved unutilized credit facilities amounting to NIS   2.7   billion available for immediate drawdown. Furthermore, subsequent to the reporting date the Company raised long-term debt at an amount of NIS 673 million. Also refer to section e below. The Company's management believes that these sources will allow the Company to repay its current liabilities when due.

c.                 Material events during the period

1.                  In the first quarter of 2015, CTY declared a dividend amounting to € 89 million. The Company's share of this dividend, paid in March 2015, amounted to NIS 164 million.

2.                  For information regarding issuance of debentures (series L) by way of expansion of listed series in January 2015 at a net amount of NIS 789 million, refer to Note 3b1 to the consolidated interim financial statements.

3.                  For information regarding the purchase of ATR’s shares in January 2015, refer to Note 3c to the consolidated financial statements. As a result of the purchase the Company reclassified foreign currency translation reserve to other expense line item at an amount of NIS 407 million.

d.                IFRS 7 - Financial Instruments

1.                  Fair value of financial instruments

The carrying amount of certain financial assets and liabilities including cash, financial derivatives, trade and other receivables and trade and other payables approximate their fair value.

The carrying amount and fair value of other financial liabilities (including current maturities), all of which are measured at amortized cost, are disclosed in the table below:

GAZIT-GLOBE LTD.

  Additional information

d.	IFRS 7 - Financial Instruments (cont.)

		March 31, 2015		March 31, 2014		December 31, 2014
		Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
		NIS in million

	Debentures	11,502	12,952	10,654	12,069	10,876	12,316
	Loans from banks and others	1,025	1,045	764	776	1,001	1,016

		12,527	13,997	11,418	12,845	11,877	13,332

2.        Classification of financial instruments by fair value hierarchy

During the reporting period, there was no material change in the classification of financial assets and liabilities measured in the financial statements at their fair value, comparing to their classification as of December 31, 2014. In addition there were no transfers or reclassifications with respect to fair value measurement in the financial statements of financial instruments between Level 1 and Level 2, and there were no transfers to or from Level 3 with respect to fair value measurement of financial instruments.

e.     Events after the reporting date

1.          For details regarding issuance of debentures (series L) by way of expansion of listed series in April 2015 at a net amount of NIS 673 million, refer to note 5a to the consolidated interim financial restatement.

2.          For details regarding CTY announcement that it had entered into a transaction for the acquisition of all the shares of Sektor Gruppen for a total consideration of € 1.47 billion (NIS 6.3 billion) and its intention to finance this acquisition by means of a rights offering and the Company’s commitment to fully exercise the rights it will be offered within the framework of the rights offering, refer to note 5g to the consolidated interim financial restatement.

f.     Dividend declared

On May 28, 2015, the Company declared a dividend in the amount of NIS 0.46 per share (a total of approximately NIS 82.1 million), payable on July 6, 2015, to the shareholders of the Company on June 22, 2015.

GAZIT-GLOBE LTD.

QUARTERLY REPORT REGARDING EFFECTIVENESS OF INTERNAL CONTROL OVER THE FINANCIAL REPORTING AND THE DISCLOSURE

Quarterly Report regarding Effectiveness of the Internal Control over the Financial Reporting and the Disclosure

In accordance with Israeli Securities’ Regulation 38C(a)

GAZIT-GLOBE LTD.

QUARTERLY REPORT REGARDING EFFECTIVENESS OF INTERNAL CONTROL OVER THE FINANCIAL REPORTING AND THE DISCLOSURE

Quarterly Report regarding Effectiveness of the Internal Control over the Financial Reporting and the Disclosure in accordance with Israeli Securities’ Regulation 38C(a)

Management, under the supervision of the Board of Directors of Gazit-Globe Ltd. (the “Corporation”), is responsible for determining and maintaining proper internal control over the Corporation's financial reporting and disclosure.

For the purposes of this matter, the members of management are:

  1.         Aharon Soffer, President  ;

2.             Gil Kotler, Senior Executive Vice President and Chief Financial Officer  ;

3.         Varda Zuntz, Head of Corporate Responsibility  ;

4.             Rami Vaisenberger, Vice President and Controller  ;

5.             Ronen Geles, Vice President Finance  .

Internal control over financial reporting and disclosure includes the Corporation's existing controls and procedures, which were designed by the President and the most senior officer in the finance area or under their supervision, or by a party actually executing the said functions, under the supervision of the Corporation's Board of Directors, which aims to provide reasonable assurance regarding the reliability of financial reporting and preparation of the financial statements in accordance with the provisions of the law, and to ensure that information the Corporation is required to disclose in the statements it publishes under the provisions of the law is gathered, processed, summarized and reported on the date and in the format prescribed by the law.

Internal control includes, among other things, controls and procedures that were designed to ensure that information the Corporation is required to disclose, as stated, was accumulated and transferred to the Corporation’s management, including to the President and to the most senior officer in the finance area or to a party actually executing the said functions, in order to enable decisions to be made at the appropriate time, with respect to disclosure requirements.

Due to its inherent limitations, internal control over the financial reporting and disclosure does not aim to provide complete assurance that a misrepresentation or omission of information in the statements will be avoided or discovered.

In the Annual Report regarding Effectiveness of the Internal Control over the Financial Reporting and the Disclosure, which was attached to the Periodic Report for the period ended December 31,   2014   (the “Last Annual Report regarding Internal Control”), the Board of Directors and management evaluated the internal control at the Corporation. Based on this evaluation, the Corporation's Board of Directors and management reached the conclusion that the aforesaid internal control, as of December 31,   2014  , is effective.

Other than as stated below with regard to ATR, through the date of the report, no event or matter had been brought to the attention of the Board of Directors and the management that would be enough to change the evaluation of the effectiveness of the internal control, as expressed within the framework of the Last Annual Report regarding Internal Control.

In light of that stated above and below, as of the date of the report, based on the evaluation of the effectiveness of the internal control in the Last Annual Report regarding Internal Control and based on information brought to the attention of the management and the Board of Directors, as referred to above, the internal control is effective.

Acquisition of Atrium European Real Estate Limited (“ATR”):

During the first quarter of 2015, the Corporation acquired additional ATR shares and became the sole controlling shareholder of ATR. For details regarding the acquisition, refer to Note 3C to the consolidated interim financial statements.

This Report regarding Effectiveness of Internal Control does not include an evaluation of the effectiveness of the internal control over the financial reporting and the disclosure with respect to ATR, since the gaining of control of ATR by the corporation and the initial consolidation of ATR took place during 2015, and through the date of the report, the Corporation has been unable to evaluate the effectiveness of the internal control of ATR.

GAZIT-GLOBE LTD.

QUARTERLY REPORT REGARDING EFFECTIVENESS OF INTERNAL CONTROL OVER THE FINANCIAL REPORTING AND THE DISCLOSURE

ATR’s total assets and its total revenues included in the consolidated interim financial statements for the first quarter of 2015 amounted to NIS 14.7 billion and NIS 0.3 billion, respectively, which constitute 18.7% and 16.6%, respectively of the consolidated assets and the consolidated revenues of the Corporation. In view of the materiality of the amounts of ATR’s assets and revenues for the Corporation, in conjunction with the fact that ATR operates in several countries in Central and Eastern Europe, by means of local management teams in most of regions in which it operates, the Corporation is of the opinion that a significant preparation period is required in order to implement the compliance and reporting requirements in connection with the effectiveness of the internal control of ATR, as is permitted pursuant to the position paper of the Israel Securities Authority from July 2010. Accordingly, starting from the acquisition date the Corporation’s management is working to extend the reporting regarding effectiveness of the Corporation’s internal control, so that ATR’s internal control will also be covered by the Annual Report regarding Internal Control as of December 31, 2016.

In the Corporation’s opinion, in light of ATR operating as an independently-managed business unit, the acquisition of ATR is not expected to have a material effect on the other Corporation’s internal control.

Through the date of the report, the Corporation’s management has made an initial assessment for including ATR within the framework of the Report regarding Effectiveness of Internal Control, has held meetings with ATR’s management and its auditors in order to explain to them the relevant compliance and reporting requirements, and has engaged local consultants in the regions in which ATR operates to assist the corporation and ATR’s management in implementing the statutory requirements relating to the evaluation of the effectiveness of ATR’s internal control. Based on the Corporation’s action plan, the Corporation has defined a number of primary milestones: first stage – determining the scoping of the business units, the business processes, and the relevant line items in ATR’s reports, taking into consideration their degree of materiality and mapping their inherent risks; second stage – risk assessment, design of the internal control, validating and remediating gaps in control design; third stage – operating control effectiveness (testing), intermediate evaluation of control effectiveness, remediation of deficiencies and, finally, re-examining operating control effectiveness and reporting.

GAZIT-GLOBE LTD.

QUARTERLY REPORT REGARDING EFFECTIVENESS OF INTERNAL CONTROL OVER THE FINANCIAL REPORTING AND THE DISCLOSURE

Officers’ Declarations

A)                    Declaration of the President in accordance with Israeli Securities’ Regulation 38C(d)(1):

Officers’ Declaration

Declaration of the President

I, Aharon Soffer, declare that:

(1)              I have examined the quarterly report of Gazit-Globe Ltd. (the “Corporation”) for the first   quarter of   2015   (the “Statements");

(2)              As far as I am aware, the Statements do not include any misrepresentation of a material fact and no representation of a material fact that is required has been omitted, so that the representations included therein, in light of the circumstances in which such representations were included, will not be misleading with reference to the period covered by the Statements;

(3)              As far as I am aware, the financial statements and other financial information included in the Statements properly reflect, in all material respects, the Corporation's financial position, results of operations and cash flows as of the dates and for the periods to which the Statements relate;

(4)              I have disclosed to the Corporation's auditors, the Board of Directors and the Audit Committee of the Board of Directors, based on my most up-to-date evaluation with respect to internal control over the Corporation's financial reporting and disclosure  :

(A)            All significant deficiencies and material weaknesses in the determination or operation of internal control over financial reporting and disclosure, which could reasonably have an adverse impact on the Corporation's ability to gather, process, summarize or report financial information in such a manner that could cause doubt with respect to the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law; and   -

(B)             Any fraud, whether or not significant, wherein the President is involved or a party under his direct supervision or other employees are involved that have a significant function in internal control over financial reporting and disclosure  ;

(5)              I, alone or together with others in the Corporation  :

(A)            Have determined controls and procedures, or have verified the determination and existence under my supervision of controls and procedures, which are designed to ensure that significant information relating to the Corporation, including subsidiaries as defined in the Israeli Securities Regulations (Annual Financial Statements), 2010, is brought to my attention by others in the Corporation and the subsidiaries, particularly during the period of preparation of the Statements; and   -

(B)             Have determined controls and procedures, or have verified the determination and existence under my supervision of controls and procedures, which are designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of the financial statements in accordance with the provisions of the law, including in accordance with generally accepted accounting principles.

(C)             No event or matter has been brought to my attention that occurred during the period between the date of the last periodic report and the date of this report, which would be enough to change the conclusion of the Board of Directors and the management with regard to the effectiveness of the internal control over the financial reporting and the disclosure of the Corporation  .

Nothing stated above detracts from my responsibility or the responsibility of any other person under any law.

May 28, 2015
Aharon Soffer, President

GAZIT-GLOBE LTD.

QUARTERLY REPORT REGARDING EFFECTIVENESS OF INTERNAL CONTROL OVER THE FINANCIAL REPORTING AND THE DISCLOSURE

B)                    Declaration of the most senior officer in the finance area in accordance with Israeli Securities’ Regulation  38C(d)(2)  :

Officers’ Declaration

Declaration of the most senior officer in the finance area

I, Gil Kotler, declare that  :

(1)               I have examined the interim financial statements and other financial information included in the interim period statements of Gazit-Globe Ltd. (the "Corporation") for the first   quarter of   2015   (the "Statements" or the "Statements for the Interim Period");

 (2)                 As far as I am aware, the financial statements and the other financial information included in the Statements for the Interim Period do not include any misrepresentation of a material fact and no representation of a material fact that is required has been omitted, so that the representations included therein, in light of the circumstances in which such representations were included, will not be misleading with reference to the period covered by the Statements;

(3)              As far as I am aware, the interim financial statements and the other financial information included in the Statements for the Interim Period properly reflect, in all material respects, the Corporation's financial position, results of operations and cash flows as of the dates and for the periods to which the  Statements relate  ;

(4)              I have disclosed to the Corporation's auditors, the Board of Directors and the Audit Committee of the Board of Directors, based on my most up-to-date evaluation with respect to internal control over the Corporation's financial reporting and disclosure:

(A)            All significant deficiencies and material weaknesses in the determination or operation of internal control over financial reporting and disclosure to the extent it relates to the interim financial statements and the other financial information included in the Statements for the Interim Period, which could reasonably have an adverse impact on the Corporation's ability to gather, process, summarize or report financial information in such a manner that could cause doubt with respect to the reliability of financial reporting and preparation of the financial statements in accordance with the provisions of the law; and-

(B)             Any fraud, whether or not significant, wherein the President is involved or a party under his direct supervision or other employees are involved that have a significant function in internal control over financial reporting and disclosure;

(5)              I, alone or together with others in the Corporation:

(A)            Have determined controls and procedures, or have verified the determination and existence under our supervision of controls and procedures, which are designed to ensure that significant information relating to the Corporation, including subsidiaries as defined in the Israeli Securities Regulations (Annual Financial Statements), 2010, to the extent it is relevant to the financial statements and to other financial information included in the Statements, is brought to my attention by others in the Corporation and the subsidiaries, particularly during the period of preparation of the Statements; and   -

(B)             Have determined controls and procedures, or have verified the determination and existence under my supervision of controls and procedures, which are designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of the financial statements in accordance with the provisions of the law, including in accordance with generally accepted accounting principles;

(C)             No event or matter has been brought to my attention that occurred during the period between the date of the last periodic report and the date of this report, which would be enough to change the conclusion of the Board of Directors and the management with regard to the effectiveness of the internal control over the financial reporting and the disclosure of the Corporation.

Nothing stated above detracts from my responsibility or the responsibility of any other person under any law.

May 28, 2015
Gil Kotler, Senior Executive Vice President and CFO

Exhibit 99.1

Gazit-Globe Ltd

Purchase Price Allocation of Atrium European Real Estate Limited

22 January 2015

BDO Ziv Haft

Amot Bituach House Building B, 48 Menachem Begin Road, Tel Aviv 66180 Israel www.bdo.co.il

Mr. Gil Kotler, CFO Gazit-Globe Ltd.

Re: A Purchase Price Allocation of Atrium European Real Estate Limited.

In accordance with your request, BDO Ziv Haft Consulting & Management Ltd. (hereinafter: “BDO”) has performed an investigation and valuation of the net assets of Atrium European Real Estate Ltd. (Hereinafter: “Atrium” and/or the “Company”) acquired by Gazit-Globe (hereinafter: “Gazit-Globe”), as of 22 January 2015, (hereinafter: “Valuation date”) based on the Company’s financial statements of 31 December 2014 (hereinafter: the “PPA Study”).

Before the last acquisition, Gazit-Globe held approximately 41.2% of Atrium’s shares, and shared a contractual arrangement of Joint control relating to Atrium, with CPI European Fund (Hereinafter: “CPI”), which is managed by Apollo Global Real Estate Management LP. Accordingly, Atrium was accounted for in Gazit-Globe financial statement using the equity method.

In January 22, 2015, Gazit-Globe acquired from CPI, in an off-stock-exchange transaction, 52,069,622 Atrium shares representing approximately 13.87% of Atrium’s share capital.

After the acquisition, Gazit-Globe holds (through its wholly owned subsidiaries) 206,681,551 of Atrium’s ordinary shares, representing approximately 55.0% of outstanding shares and voting rights.

Following the acquisition and in accordance with the Generally Accepted Accounting Principles, Gazit-Globe became the sole controlling shareholder in Atrium. Furthermore, starting from Q1 2015, Gazit-Globe consolidates its financial statements with Atrium’s financial statements. Therefore, Gazit-Globe is accounting for its investment in Atrium, in accordance with International Financial Reporting Standard 10, Consolidated Financial Statements (IFRS 10).

According to IFRS 10, a sole controlling shareholder shall recognise its interest in the acquired entity by consolidating the acquired entity’s financial statements with its own.

Purchase Price Allocation of Atrium European Real Estate Limited Gazit-Globe Ltd | 22 January 2015

The PPA Study was based on data and information delivered to us by the Company and Gazit-Globe management. Among the data and information used are:

The Company’s audited financial reports of 31 December 2014, along with audited financial reports of 31 December 2012 and 2013.

The Company’s unaudited Financial Reports as of March 31, 2015.

Details regarding the acquisitions;

Investment property valuation, prepared by Cushman & Wakefield;

An external Valuation Study of Loans and Bonds;

Public data regarding the Company;

Conversations with Gazit-Globe’s management;

Oral and written References from Gazit-Globe’s management;

Other financial data in electronic form;

While preparing this PPA, BDO used the data and information supplied by the Company without examining its correctness and completeness. The data and information received from the Company were assumed to be correct, and any reliance thereof is neither confirmation nor verification of their validity. BDO and its employees are not responsible for the completeness or accuracy of the aforementioned data, or for any inaccuracy, error, omission or any other fault caused by using the aforementioned data.

The valuation of the Company’s assets involves assumptions, estimates and forecasts, and is supposed to reasonably assess the economic value based on the available information at the time of the evaluation. Any change in the different variables or supplemental information may affect the outcomes of the evaluation, and consequently the conclusions of the analysis.

This Purchase Price Allocation report contains forward-looking statements, with respect to the Company, its financial condition and the projected results of its operations. These forward-looking statements are subject to risks and uncertainties, including, but not limited to, changes in general economic conditions, failure to forecast market trends, and specific risks associated with the nature of target markets and unanticipated events or circumstances. Changes in economic conditions and market trends might significantly affect the valuation.

Purchase Price Allocation of Atrium European Real Estate Limited Gazit-Globe Ltd | 22 January 2015

Details regarding the valuation specialist and Moti Dattelkramer

BDO was founded by the partners of BDO Certified Public Accountants. BDO, a part of the international BDO network, provides a full range of business services required by national and international businesses in any sector. BDO has vast experience in the following fields: business valuations, financial and tax due diligence, goodwill and intangible assets valuations, financial analyses, business plans, project finance PFI/PPP advisory, M&A, investment banking and more.

Moti holds bachelor degree in Economics and Computer Science from Bar Ilan University and M.B.A in finance from Bar Ilan University.

Moti has provided a range of services to various companies, in numerous sectors. His clients vary from hi-tech and bio-tech companies, through traditional sectors companies, to governmental authorities.

He has broad sector experience in consumer and technology markets, with more specific experience in real estate, Clean-tech, Automobile, and financial institutions.

We hereby consent to the reference to, and attachment of, this report relating to the PPA study of Atrium, in the financial statements of Gazit-Globe and its parent company, Norstar Holdings inc.

The reader’s exclusive remedy and BDO’s sole liability to him, for any cause whatsoever will be limited to the fees paid to BDO under this Agreement. The foregoing limitation will apply regardless to the form of action, whether contract or tort, including and without limitation, negligence, except that such limitation shall not apply in the case of any special, incidental, indirect or consequential damages, suffered by Gazit-Globe or any third party, whether or not BDO has been advised of the possibility of such loss, injury, damages or third party claim, under any cause of action arising out of or relating to this PPA Study.

Purchase Price Allocation of Atrium European Real Estate Limited Gazit-Globe Ltd | 22 January 2015

The reader acknowledges that Gazit-Globe is solely responsible for the payment of all fees, expenses, indemnification or other amounts due under or in connection with this engagement. Gazit-Globe shall indemnify, defend, hold harmless, and release BDO from and against any and all claims, lawsuits, judgments, proceedings, damages, costs, and expenses (including court costs and reasonable attorney’s fees) in any manner relating to, arising out or associated with this engagement or any of the services provided by BDO under this Agreement, except that such indemnity shall not apply in the case of gross negligence or willful misconduct by BDO.

BDO reserves the right to update the evaluation in light of new information, which was not introduced prior to this analysis.

Summary of findings

The following table summarizes our PPA study:

Acquisition Model TEUR

Cost of a business combination 1,757,617

Total net assets 2,116,738

Excess of fair value over book value(359,121)

Allocation:

Other assets - VAT(4,000)

Loans & bonds(37,612)

Short and long term lease liabilities(6,006)

Deferred tax assets 2,211

Deferred tax liabilities(81,041)

Gain from bargain purchase(232,674)

We would be delighted to be of any assistance.

Sincerely yours,

Moti Dattelkramer, Director BDO Ziv Haft Consulting & Management Ltd.

Purchase Price Allocation of Atrium European Real Estate Limited Gazit-Globe Ltd | 22 January 2015

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Table of Contents

Company Overview 1

Financial Statements 6

Methodology 9

Purchase Price Allocation 15

Appendix A– Market Overview 24

Appendix B- Atrium’s Share Data 32

Appendix C- ESOP 34

Appendix D- PPA Studies In the Previous Years 37

Appendix E- Peer Group Equity Multipliers 39

Purchase Price Allocation of Atrium European Real Estate Limited Gazit-Globe Ltd | 22 January 2015

Section 1

Company Overview

Section 1 : Company Overview

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Company Overview

General Description

Atrium is a leading company focused on owning, operating and developing shopping centres in Central and Eastern Europe (hereinafter: “CEE”) which is domiciled in Jersey, Channel Islands, in 1997.

The Company has been listed on the Vienna Stock Exchange (ATR) since 2002 and on the Euronext NYSE since August 2009.

Since its founding, Atrium’s portfolio has grown dynamically:

Atrium operates mainly in Poland, the Czech republic, Slovakia, Russia, Hungary and Romania, and its portfolio includes 153 standing investment properties with a total market value of approximately EUR 2.6 billion, including properties held for sale. In addition, the Company has a significant portfolio of development projects and has established a land bank of worth EUR 365 million for potential future development.

The Company’s vision is focused on becoming the leading owner, operator and developer of food anchored shopping centres in CEE.

The portfolio will be weighted towards income generating shopping centres producing stable cash flow in the long term, with growth provided by acquisitions and by a selected number of development projects, either through developing new shopping centres or extending existing ones.

Strategy

The Company’s strategy is to focus on the management, ownership and development of shopping centres that are anchored by a supermarket or a hypermarket. Atrium is pursuing growth through the acquisition of income producing assets in the more stable CEE countries, such as Poland, the Czech Republic and Slovakia, where it believes it can create value and best utilise its strong cash position and low leverage.

Atrium will further supplement its growth strategy by executing a number of full-scale development projects. Atrium is also implementing a program of improvements to its current portfolio of standing investments to achieve growth through the re-development and refurbishment of existing assets, in order to increase income and improve the value of the Company’s portfolio.

Credit Rating

In April 2013, both Standard & Poor‘s and Fitch upgraded the Company’s long-term rating from BB+ to BBB- with a stable outlook. The Company’s management believes that the positive decision by both rating agencies is an important step in the repositioning of the Company as a leader in shopping centers in CEE and reflects progress made on operational, financial and legal issues.

Section 1 : Company Overview

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Company Overview

Atrium's Results for 2014

Gross Rental Income

Atrium's 153 standing investment properties are located across seven countries. These investments produced the following results in terms of gross and net rental income during 2013 and 2014:

	EUR, thousands	Gross Rental Income			Net Rental Income		
	Country	FY 2013	FY 2014	% change	FY 2013	FY 2014	% change
1	Poland	78,858	91,084	16%	79,153	91,513	16%
2	Czech Republic	37,641	35,435	-6%	34,136	32,526	-5%
3	Slovakia	11,258	11,175	-1%	11,087	11,149	1%
4	Russia	59,297	61,395	4%	52,978	55,347	4%
5	Hungary	7,752	7,515	-3%	6,406	6,729	5%
6	Romania	7,248	6,341	-13%	6,431	5,817	-10%
7	Latvia	1,401	1,539	10%	642	956	49%
	Total	203,455	214,484	5%	190,833	204,037	7%

Source: the Company's financial reports.

During 2014, gross rental income (hereinafter: "GRI") improved by 5% to EUR 2.14 million, while net rental income (hereinafter: "NRI") increased by 7% to EUR 2.04 million. The GRI growth is due to the Company's ability to create value through assets management, and high performance in the Polish market.

Standing Investments

The following table describes Atrium's standing investments, by region, as of 31 December 2014:

EUR, thousands			31.12.2014		
			Gross Lettable	Market	
Country	No. of Properties	% of Portfolio	Area (sqm)	Value	% of Total
Poland	24	16%	519,100	1,437,862	55%
Czech Republic	22	14%	188,400	419,522	16%
Slovakia	3	2%	65,500	144,500	6%
Russia	7	5%	240,700	369,346	14%
Hungary	23	15%	100,900	68,625	3%
Romania	1	1%	54,100	70,700	3%
Latvia	1	1%	20,400	9,884	0%
Total	**81**	**53%**	**1,189,100**	**2,520,439**	**97%**
Standing investments classifed as assets helf for sale	72	47%	176,900	71,020	3%
Total standing investments	**153**	**100%**	**1,366,000**	**2,591,459**	**100%**

Source: the Company's financial reports.

Section 1 : Company Overview
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BDO Ziv Haft Consulting Group

Company Overview

Occupancy

Following is the Company's standing investments yields and occupancy rates for 31.12.2014:

	31.12.2014		
Country	Net Equivalent Yield*	EPRA Occupancy **	GLA Occupancy
Poland	6.7%	97.6%	97.1%
Czech Republic	7.6%	96.8%	95.6%
Slovakia	7.6%	98.7%	98.5%
Russia	12.9%	96.9%	98.3%
Hungary	9.8%	97.3%	96.9%
Romania	8.8%	100.0%	100.0%
Latvia	10.1%	96.5%	96.6%
Average	**8.0%**		
Group		**97.4%**	**97.1%**

Source: the Company's financial reports.

* The net equivalent yield takes into account the current and potential net rental income, occupancy and lease expiries.

** Calculated based on estimated rental values, according to the European Public Real Estate Association's Best Practice Recommendations.

Furthermore, the market value of Atrium's standing investments properties increased during 2014 to EUR 2,520 million, as of 31 December 2014.

The biggest gain in value was registered in Poland, where the Company's assets grew by EUR 231,000 in value. The Company's Russian portfolio decreased in value, as a worsening economic environment affected property values.

Atrium's focus on asset management and building long-term relationships with tenants provided the signature of 831 leases during 2014, of which 580 were in previously occupied premises and 251 were in restructured units. Atrium's assets' occupancy rate remains steady in most of the nations. The EPRA (European Public Real Estate Association's Best Practice Recommendations) occupancy rate rose from 91% in 2013 to 96.5% in Latvia in 2014, while the Russian assets seen a decline from 99.4% EPRA occupancy in 2013 to 96.9% in 2014.

Development Activities

Atrium undertakes a continued evaluation of its entire development and land portfolio, in order to determine the best approach for each of the assets in its pipeline. Any decision to commence development takes into account specific factors, such as the location, the size of the project, the economic situation in the country and the risk profile.

As of 31 December 2014, Atrium's development and land portfolio was valued at EUR 365.0 million, representing 12% of our total investment properties. Over 95% of the portfolio by value, and over 85% by size, is concentrated in Poland, Russia and Turkey.

Section 1 : Company Overview
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BDO Ziv Haft Consulting Group

Company Overview

Development Activities (Continued)

The Company completed the development of Atrium Felicity shopping centre in Lublin, Poland, in March 2014, at which point the total market value of the center was transferred to the income producing portfolio.

The Company currently has two active development projects—the redevelopment of our Atrium Copernicus centre in Torun, Poland, and stage one of the redevelopment of our Atrium Promenada centre in Warsaw, Poland.

The second construction phase of the Copernicus project commenced in August 2013, which, together with the first phase multi-level car park expansion, will add an additional 17,300 m2 of GLA and a further 640 parking spaces to the centre.

The extension is scheduled to open in March 2015 in conjunction with the rebranding of the 11,000 m2 Auchan Hypermarket. The incremental costs to completion of the extension as of 31 December 2014 were approximately EUR 14 million.

The additional parking spaces and new international and domestic brand names, along with the planned modernisation of part of the existing centre, are expected to enhance the attractiveness and value of this already successful regional centre even further.

In September 2014, the Company commenced works on stage one of the redevelopment project of our Atrium Promenada centre in Warsaw, Poland. The overall project entails a major extension of 44,000 m2 and a remodelling of the existing shopping centre.

Stage one of the redevelopment consists of two extensions, totalling 7,100 m2 of additional GLA, the remodelling of a section of the existing centre and the purchase of an adjacent land plot, to be used for the future stages of the extension. The total net incremental costs to complete stage one of the redevelopment project were approximately EUR 38 million as at 31 December 2014.

Section 1 : Company Overview

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Section 2

Financial Statements

Section 2 : Financial Statements

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Financial Statements

Balance Sheets

Following are the Company's audited balance sheets as of 31 December 2012, 2013 and 2014:

TEUR	31.12.2012	31.12.2013	31.12.2014
Assets			
Non Curremt assets			
Standing Investments	2,185,336	2,356,164	2,520,439
Developments and Land	538,395	583,637	365,016
Other Property, Plant and Equipment	8,569	3,402	3,013
Intangible Assets and Goodwill	11,025	14,737	7,038
Deferred Tax Assets	8,742	9,067	1,086
Financial Instruments	38,047	-	-
Long Term Loans	-	8,114	8,114
Other Assets	27,003	19,986	13,348
Total Non Curremt assets	**2,817,117**	**2,995,107**	**2,918,054**
Curremt assets			
Reclevables from Tenants	15,018	13,773	11,882
Prepayments	12,504	12,097	14,106
Other Receivables	10,813	14,584	7,323
Income Tax Reclevables	2,168	3,068	1,694
Financial Instruments	59	-	-
Assets Held for Sale	-	-	72,478
Cash and Cash Equivalents	207,843	305,577	425,246
Total Curremt Assets	**248,405**	**349,099**	**532,729**
Total Assets	**3,065,522**	**3,344,206**	**3,450,783**

TEUR	31.12.2012	31.12.2013	31.12.2014
Equity and Liabilities			
Equity for owners of parent	2,284,433	2,263,683	2,106,849
ESOP reserve	-	4,346	4,360
Non-controlling interests	(3,061)	(740)	(791)
Total Equity	**2,281,372**	**2,267,289**	**2,110,418**
Non-Current Liabilities			
Long Term Borrowings	462,075	798,044	1,034,524
Derivatives	-	11,756	12,328
Provisions	-	2,569	2,626
Deferred Tax Liabilities	98,775	111,562	120,955
Long Term Liabilities from Leases	47,320	46,040	36,277
Other Long Term Liabilities	38,558	21,537	17,802
Total Non-Current Liabilities	**646,728**	**991,508**	**1,224,512**
Current Liabilities			
Trade and Other Payables	23,946	37,139	38,279
Payables related to Acquisitions	389	-	-
Liabilities held for Sale	1	-	2,946
Accrued Expenditure	22,458	42,291	39,132
Short Term Borrowings	74,986	5,511	33,550
Income Tax Payable	946	468	1,946
Advance Payments Received	14,697	-	-
Total Current Liabilities	**137,422**	**85,409**	**115,853**
Total Equity and Liabilities	**3,065,522**	**3,344,206**	**3,450,783**

Section 2 : Financial Statements
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BDO Ziv Haft Consulting Group

Financial Statements

Profit and Loss Statements

Following are the Company’s audited profit and loss statements for the years 2012, 2013 and 2014:

TEUR FY 2012 FY 2013 FY 2014

Gross Rental Income 193,475 203,455 214,484

Service Charge Income 73,762 77,031 74,475

Net Property Expenses(85,958)(89,653)(84,922)

Net Rental Income 181,279 190,833 204,037

Net Result on Acquisitions and Disposals 793 1,376(3,711)

Cost Connected with Developments(6,161)(5,146)(5,065)

Revaluation of Investment Properties(4,961)(21,286)(168,077)

Other Depreciation, Amortization and Impairments(1,835)(6,966)(11,091)

Administrative Expenses(29,125)(25,286)(24,953)

Net Operating Profit/ (Loss) 139,990 133,525(8,860)

Interest Income 3,883 2,505 1,210

Interest Expenses(23,103)(31,576)(33,933)

Other Financial Income and Expenses(4,697)(13,854) 4,601

Profit/ (loss) before Taxation 116,073 90,600(36,982)

Taxation Charge for the year(19,898)(14,722)(20,774)

Profit/ (loss) after Taxation for the year 96,175 75,878(57,756)

Attribute to Owners of parent 98,712 75,936(57,705)

Attribute to Non controlling interest(2,537)(58)(51)

Section 2 : Financial Statements

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Section 3

Methodology

Section 3 : Methodology

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Methodology

General

Before the last acquisition, Gazit-Globe held approximately 41.2% of Atrium’s shares, and shared a contractual arrangement of Joint control relating to Atrium, with CPI European Fund (Hereinafter: “CPI”), which is managed by Apollo Global Real Estate Management LP.

Gazit-Globe accounted for its investment in Atrium, in accordance with International Financial Reporting Standard 11, joint Arrangements (IFRS 11). According to IFRS 11 a participant in a joint venture shall recognise its interest in the joint venture as an investment, and shall account for that investment using the equity method in accordance with IAS 28- Investments in Associates and Joint Ventures.

In January 22, 2015, Gazit-Globe acquired from CPI, in an off-stock-exchange transaction, 52,069,622 Atrium shares representing approximately 13.87% of Atrium’s share capital. After the acquisition, Gazit-Globe holds (through its wholly owned subsidiaries) approximately 206,681,551 of Atrium’s ordinary shares, representing 55.0% of outstanding shares and voting rights.

Following the acquisition and in accordance with the Generally Accepted Accounting Principles, Gazit-Globe became the sole controlling shareholder in Atrium. Furthermore, starting from Q1 2015, Gazit-Globe consolidates its financial statements with Atrium’s financial statements. Therefore, Gazit-Globe is accounting for its investment in Atrium, in accordance with International Financial Reporting Standard 10, Consolidated Financial Statements (IFRS 10).

General

According to IFRS 10, a sole controlling shareholder shall recognise its interest in the acquired entity by consolidating the acquired entity’s financial statements with its own.

In accordance with common practice, we implemented the principles of International Financial Reporting Standard 3, Business Combinations (IFRS 3), referring to the controlling acquisition in Atrium. According to IFRS 3, the controlling party is required to identify the identifiable assets and liabilities of the entity at the acquisition date.

Therefore, the Goodwill figure was derived by applying the “Residual Approach”. Under this approach, the Purchase Price is allocated to tangible assets and to specifically identifiable intangible assets, net of liabilities, with the remainder allocated to Goodwill.

The Acquisition Method

According to IFRS 3, an entity shall account for each business combination by applying the Acquisition Method.

Applying the Acquisition Method requiree: a) identifying the acquirer; b) determining the date of the acquisition; c) recognising and measuring the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquire; and d) Recognising and measuring Goodwill or a gain from a bargain purchase.

Section 3 : Methodology

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Methodology

Identifying the acquirer

For each business combination, one of the combining entities shall be identified as the acquirer.

Determining the acquisition date

The acquirer shall identify the acquisition date, which is the date on which it obtains control of the acquiree.

The date on which the acquirer obtains control of the acquiree is generally the date on which the acquirer legally transfers the consideration, acquires the assets and assumes the liabilities of the acquiree—the closing date.

Recognising and measuring the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquire

As of the acquisition date, the acquirer shall recognise, separately from Goodwill, the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree.

Classifying or designating identifiable assets acquired and liabilities assumed in a business combination

At the acquisition date, the acquirer shall classify or designate the identifiable assets acquired and liabilities assumed as necessary to apply other IFRS rules subsequently. The acquirer shall make those classifications or designations on the basis of the contractual terms, economic conditions, its operating or accounting policies and other pertinent conditions as they exist at the acquisition date.

Measurement principle

The acquirer shall measure the identifiable assets acquired and the liabilities assumed at their fair values as of the date of acquisition.

Recognising and measuring goodwill or a gain from a bargain purchase

The acquirer shall recognise Goodwill as of the acquisition date measured as the excess of (a) over (b) below:

(a) the aggregate of:

1. The consideration transferred measured in accordance with this IFRS, which generally requires acquisition-date fair value;

2. The amount of any non-controlling interest in the acquiree measured in accordance with IFRS; and

3. In a business combination achieved in stages, the acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree.

(b) The net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed measured in accordance with IFRS 3.

Section 3 : Methodology

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Methodology

Bargain purchases

Before recognising a gain on a bargain purchase, the acquirer shall reassess whether it has correctly identified all of the assets acquired and all of the liabilities assumed and shall recognise any additional assets or liabilities that are identified in that review. The acquirer shall then review the procedures used to measure the amounts this IFRS requires to be recognised at the acquisition date for all of the following:

(a) the identifiable assets acquired and liabilities assumed;

(b) the non-controlling interest in the acquiree, if any;

(c) for a business combination achieved in stages, the acquirer’s previously held equity interest in the acquiree; and

(d) The consideration transferred.

The objective of the review is to ensure that the measurements appropriately reflect consideration of all available information as of the acquisition date.

Occasionally, an acquirer will make a bargain purchase, which is a business combination in which the Net assets Acquired exceed the purchase price.

If that excess remains after applying the requirements, the acquirer shall recognise the resulting gain in profit or loss on the acquisition date. The gain shall be attributed to the acquirer.

Approaches to Valuation

The generally accepted approaches to valuate an asset’s fair value, are commonly referred to as the following:

1. Market approach;

2. Income approach;

3. Asset-based approach.

Within each category, a variety of methodologies exist to assist in the estimation of fair value. The following sections contain a brief overview of the theoretical basis of each approach, as well as a discussion of the specific methodologies relevant to the analyses performed.

Section 3 : Methodology

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Methodology

Approaches to Valuation

Market Approach

The market approach references actual transactions in the equity of the enterprise being valued or transactions in similar enterprises that are traded in the public markets. Third-party transactions in the equity of an enterprise generally represent the best estimate of fair market value if they are done in arm’s length.

In using transactions from similar enterprises, there are two primary methods.

The first method often referred to as the Guideline Transactions. This method involves determining valuation multiples from sales of enterprises with similar financial and operating characteristics and applying those multiples to the subject enterprise. The second method, often referred to as the Guideline Public Company Method involves identifying and selecting publicly traded enterprises with financial and operating characteristics similar to the enterprise being valued. Once publicly traded enterprises are identified, valuation multiples can be derived, adjusted for comparability, and then applied to the subject enterprise to estimate the value of its equity or invested capital.

Income Approach

The income approach is based on the premise that the value of a security or asset is the present value of the future earning capacity that is available for distribution to investors in the security or asset. A commonly used methodology under the income approach is a discounted cash flow analysis. A discounted cash flow analysis involves forecasting the appropriate cash flow stream over an appropriate period and then discounting it back to a present value at an appropriate discount rate. This discount rate should consider the time value of money and the risk inherent in ownership of the asset or security interest being valued.

Asset-Based Approach

A third approach to the valuation is the asset-based approach. The discrete valuation of an asset using an asset-based approach is based upon the concept of replacement as an indicator of value. A prudent investor would pay no more for an asset than the amount for which he or she could replace the asset new. The asset-based approach establishes value based on the cost of reproducing or replacing the property, less depreciation from physical deterioration and functional obsolescence, if present and measurable. This approach generally provides the most reliable indication of the value of land improvements, special-purpose buildings, special structures, systems, and special machinery and equipment. The asset based approach was the one used in this study.

Section 3 : Methodology

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Methodology

Share-based payment

According to the IFRS 3, A.G. B62A and B62B, the acquiree may have outstanding share-based payment transactions that the acquirer does not exchange for its share-based payment transactions. If vested, those acquiree share-based payment transactions are part of the non-controlling interest in the acquiree and are measured at their market-based measure. If unvested, they are measured at their market-based measure as if the acquisition date were the grant date in accordance with IFRS 2.

The market-based measure of unvested share-based payment transactions is allocated to the non-controlling interest on the basis of the ratio of the portion of the vesting period completed to the greater of the total vesting period or the original vesting period of the share-based payment transaction. The balance is allocated to post-combination service.

Section 3 : Methodology

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Section 4

Purchase Price Allocation

Section 4 : Purchase Price Allocation

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Purchase Price Allocation

General – Consideration Amount

As mentioned hereinabove, Atrium is a public company, which is listed on the Vienna Stock Exchange (ATR) and Amsterdam Stock Exchange.

Before the last acquisition, Gazit-Globe held approximately 41.2% of Atrium’s shares, and shared a contractual arrangement of Joint control relating to Atrium, with CPI European Fund (Hereinafter: “CPI”), which is managed by Apollo Global Real Estate Management LP.

In January 22, 2015, Gazit-Globe acquired, in an off-stock-exchange transaction, approximately 13.87% of Atrium’s share capital, by purchasing 52,069,622 shares from CPI. In return for these shares, Gazit-Globe paid an amount of EUR 229,106 thousand. In addition, the acquisition-related costs paid by Gazit-Globe summed-up to the amount of EUR 31 thousand. In accordance with International Financial Reporting Standard 3, Business Combinations (IFRS 3), and the common practice, the acquisition-related cost is not added to the total purchase price. Therefore, the purchase price we used for the PPA study is EUR 229,106 thousand.

Valuation of Intangible Assets

In order to recognize an intangible asset, IAS 38 establishes two criteria: contractual-legal criterion (the asset arises from contractual or other legal rights) and the Separability criterion (that is- it is capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented, or exchanged). Intangible assets that meet the former criterion shall be recognized even if the asset is not transferable or separable from the acquired entity. If an asset does not meet the former criterion, it shall be recognized if it meets the later criterion (i.e. if it is separable from the acquired entity).

In order to recognize intangible assets that were transferred in the acquisition, we examine the existence of possible intangible assets in Atrium.

As a result of the analysis, as mentioned above, we concluded that no intangible asset had transferred in the acquisition.

Section 4 : Purchase Price Allocation

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Purchase Price Allocation

Balance Sheet – Market Value

Following is the Company’s audited Balance Sheet as of 31 December 2014 by IFRS3 measurement requirement, comparing to book value (EUR, thousands):

IFRS3

TEUR note Book Value measurement Differenc

Tangible Assets

Standing investments (SI) 1 2,520,439 2,520,439 –

Development and Land (DL) 1 365,016 365,016 –

PP&E Other property, plant and equipment 2 3,013 3,013 –

Other intangible assets 2 7,038 7,038 –

Financial instruments (long term) 3 8,114 8,114 –

Deferred tax assets 4 1,086 3,297 2,211

Other assets 5 13,348 9,349(4,000)

Receivables from tenants 11,882 11,882 –

Prepayments 14,106 14,106 –

Financial receivables (accrued interest) 113 113 –

Other receivables 7,178 7,178 –

Income tax receivable 1,694 1,694 –

Financial instruments (short term) 32 32 –

Cash and cash equivalents 425,246 425,246 –

Asset held for sale 72,478 72,478 –

Total Tangible Assets 3,450,783 3,448,994(1,789)

IFRS3

TEUR Note Book Value measurement Difference

Loans & bonds 6 1,068,074 1,105,686 37,612

Deferred tax liabilities 7 120,955 201,996 81,041

Provisions 8 2,626 2,626 –

lease liabilities 9 40,283 46,288 6,006

Other long term liabilities 10 29,762 29,762 –

Trade payables 3,093 3,093 –

Financial payables (accrued interest) 14,160 14,160 –

Accrued expenditure 24,972 24,972 –

Other payables (without short term lease liabilities) 18,559 18,559 –

Advance payments received 12,994 12,994 –

Income tax payable 1,946 1,946 –

Liability held for sale 2,946 2,946 –

Total Liabilities 1,340,366 1,465,024 124,659

Total Assets, Net 2,110,417 1,983,970(126,446)

Partial Addition to the Equity 11 6,321 6,321 –

Total Assets, Net 2,116,738 1,990,291(126,447)

Gain from bargain purchase 12(232,674)

Cost of a business combination 13 1,757,617

Section 4 : Purchase Price Allocation

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Purchase Price Allocation

Notes

1. Standing investment properties, development and land—According to

IAS 40, an investment property shall be initially measured at its purchase cost. Transaction costs shall be included in the initial measurement. After the initial recognition, an entity shall choose either the fair value model or the cost model as its accounting policy, and shall apply that policy to all of its investment property.

The Company chose to recognize the investment property using the fair value model. The Company evaluates its investment property, development and land on a quarterly basis, primarily using a real estate valuation expert. Hence, the book value of the investment property, as of 31 December 2014, represents its fair value.

We have received the valuation reports for the standing investments and valuation reports for development and lands as of 31 December 2014. The valuation reports were performed by Cushman & Wakefield, a global real estate services provider, as of 31 December 2014.

We had reviewed Cushman & Wakefield’s valuations and examined whether the valuation’s assumptions are reasonable. Our reasonability analysis included analysis and examination of the average yields in each of the Company’s operational regions, under the assumption that the extent assets’ spread may decrease the risk of each of the individual assets. Based on the aforementioned review, we concluded that Cushman

& Wakefield’s analysis’ assumptions and conclusions are not unreasonable.

We have not done any independent examination of the assets and/or the information provided. Changes in the main assumptions and/or information provided in the valuation may change the conclusions and the value of the property.

The aforementioned properties have been valued according to conventional techniques such as hardcore, and term and reversion.

In the hardcore method the income considered to be sustainable (e.g. all income at or below market levels) is capitalised at a certain level, and the “top slice” or “froth” e.g. any over-rented elements is capitalised at a separate rate until lease expiry. This enables a separate risk profile to be attached to the “riskier” over-rented element. The capitalisation rates applied are implicit in terms of rental growth and most other risks, although the specialist explicit in its calculations that the capitalisation rates are in terms of voids and costs.

In the term and reversion method, the passing income stream is capitalised for the duration of the unexpired lease and income thereafter then reverts to the sustainable rental level (the rental value) and capitalised in perpetuity. The selection of yield reflects “all risks” including variables such as voids, risk of shortfall etc. as well as rental fluctuations in rental income through growth. Income growth over the lease through indexation is also reflected in the yield.

Section 4 : Purchase Price Allocation

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Purchase Price Allocation

Notes (Continued)

2. **PP&E other property, plant and equipment and other intangible assets** - consists of the Company's property, fixtures, software, licenses, etc. Since the book value of these items is 0.1% of the Company's total balance sheet and due to considerations of materiality, we concluded that there is no material difference between the book value and the fair value of the Balance. Therefore, no adjustment was been made.

3. **Financial instruments (long-term)** - consist of loans granted by the Company to its partners in certain projects which are mainly secured by mortgage and an unsecured loan to a third party. Since the Company reviewed this balance every quarter in order to examine whether impairment should be made, and according to the Company's financial statements stating that their carrying amount approximates their fair value, we concluded that there is no material difference between the book value and the fair value of these financial instruments. Therefore, no adjustment has been made.

4. **Deferred tax assets** - The deferred tax assets are recognized in accordance with the International Accounting Standards. According to IFRS 3, the acquirer shall recognise and measure a deferred tax asset or liability arising from the assets acquired and liabilities assumed in a business combination in accordance with IAS 12 - Income Taxes.

Therefore, we adjusted the deferred tax balance, to the long term borrowing, lease liabilities and VAT assets fair value, based on each country corporate tax rate.

The following table presents the deferred tax adjustment calculation:

	100% Book Value	100% Fair Value	Difference	Country Corporate Tax Rate	100% Deffered Tax Asset
VAT- Russia	326	258	(68)	20%	14
VAT- Turky	12,958	9,026	(3,932)	20%	786
bonds- Jersey	(807,929)	(844,295)	(36,367)	0%	-
loans- Poland	(148,649)	(150,265)	(1,616)	19%	307
loans- Czech	(111,497)	(111,126)	371	19%	(71)
Lease - Czech	(1,718)	(1,815)	(97)	19%	18
Lease - Russia	(10,562)	(13,869)	(3,307)	20%	661
Lease - Latvia	(81)	(81)	(0)	15%	0
Lease - Poland	(27,735)	(30,325)	(2,590)	19%	492
Lease - Slovakia	(187)	(199)	(12)	22%	3
Total	**(1,095,074)**	**(1,142,690)**	**(47,616)**		**2,211**

Source: BDO Analysis

Section 4 : Purchase Price Allocation
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BDO Ziv Haft
Consulting Group

Purchase Price Allocation

Notes (Continued)

5. **Other assets** - Other assets mainly consist of long term VAT receivables. The VAT receivables represent the Company's eligibility for VAT returns mainly for its projects in Russia and Turkey. According to the Company's management, the VAT returns are mostly expected to be received in 1 to 5 years of the Valuation Date.

   The assets' fair value was evaluated in consideration of the exercised date and the common return rates on assets in the aforementioned countries.

   The following table presents the VAT Receivables valuation as of 31 December 2014:

TEUR

31/12/2014	31/12/2015	31/12/2016	31/12/2017	31/12/2018	31/12/2019
VAT- Russia		326			
Period	1.00	2.00	3.00	4.00	5.00
Discount Rate	12.4%				
Discounted Cash Flow	-	258	-	-	-

31/12/2014	31/12/2015	31/12/2016	31/12/2017	31/12/2018	31/12/2019
VAT- Turkey		-			12,958
Period	1.00	2.00	3.00	4.00	5.00
Discount Rate	7.50%				
Discounted Cash Flow	-	-	-	-	9,026

6. **Loans and Bonds** - long term borrowings consist of loans from banks and corporate, exchange-traded bonds. In order to evaluate the fair value of the loan and bonds, we based our work on an external expert opinion, performed for the Company's outstanding loans and bonds. It should be mentioned, that we examine the bonds and loans' valuation and found it reasonable.

7. **Deferred tax liabilities** - According to IFRS 3, the acquirer shall recognize and measure a deferred tax asset or liability arising from the assets acquired and liabilities assumed in a business combination in accordance with IAS 12 Income Taxes.

   Due to application of the requirements of section 15 to IAS 12, following the acquisitions made by the Company which do not fall within the definition of a business combination, the Company did not recognize deferred tax liabilities in an aggregate amount of EUR 99.6 million.

   After Gazit-Globe obtained sole control of the Company, the acquisition was by definition a business combination and therefore the acquirer is required to recognize deferred tax liability in an aggregate amount of EUR 84.8 million (excluding EUR 14.8 million, related to properties whose fair value is lower than the value for tax calculation, therefor, did not taken into account).

Section 4 : Purchase Price Allocation
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BDO Ziv Haft Consulting Group

Purchase Price Allocation

Notes (Continued)

In addition, regarding to the properties acquisitions made by the Company which do not fall within the definition of a business combination mentioned above, there is tax losses carried forward amounting to EUR 3.3 million which have not been recognized in the Company’s books. During a business combination, the acquirer may recognize with respect to these losses deferred tax assets. Accordingly the net additional deferred tax liability (after deduction of losses carried forward) is EUR 81.0 million.

8. Provisions—According to the Company’s management, the fair value of legal disputes is approximate to its book Value as of 31 December 2014.

9. Lease liabilities – We received a detailed lease liability calculation from the Company’s management. The Company discounted its lease liabilities using a discount rate suitable for each asset using its current yield, based on its fair value. We perceive this approach to be accurate and reasonable, and therefore based our study on it. While preparing this study, we used the data and information supplied by the Company without examining its correctness and completeness, including the discount rates used by the Company.

10. Other long term liabilities—mainly consist of long term deposits from tenants, which will be repaid to the tenants when the rental contract terminates.

The deposits are not bearing interest. In addition, the book value of the other long term liabilities is less than 1% out of the Company’s total balance sheet. Therefore, there is no material difference between the book value and the fair value of the other long term liabilities and no adjustments were made.

11. Equity adjustments—Since the acquisition was dated, on 22 January 2015, we adjusted the Company equity by an amount equal to the change in the equity during the period between 31 December 2014 and the acquisition date.

For reasons of simplicity we assumed that the Company’s net income and the changes in the Company’s various capital funds (excluding translation reserve for held for sale disposal) were evenly distributed throughout the period between 31 December 2014 and the acquisition date.

We calculated the proportion of time that passed between the beginning of the year and the acquisition date to be 23%, out of the entire quarter. Therefore, we adjusted the net income and the changes in the Company’s various capital funds to be 23% of those materialized within the entire Q1 2015.

On 15 January the Company completed the sale of a portfolio of 72 retail assets in the Czech Republic. As part of the accounting treatment in the sale of the portfolio, an amount of EUR 10.4 million translation reserve shifted from the Company’s equity to the income statement.

Section 4 : Purchase Price Allocation

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Purchase Price Allocation

Notes (Continued)

Since the portfolio sale occurred before the share purchase, the adjustment to the equity should be at full value (100%).

Furthermore, the Company announced its dividend distribution such that the Cum day was dated 23 March, 2015, namely, after the share purchase, therefore no adjustments were made.

The following table presents the equity changes:

Changes

in Equity

TEUR During Q1% Adj. Adj Notes

Opening balance 31.12.14 2,110,418

Currency translation reserve for

(10,439) 100%(10,439) Formed on 15 January 2015 before share purchase held for sale disposal (Income

Profit (excluding translation

25,646 23% 5,984 Formed by the straight line method over the quarter reserve for held for sale disposal

Total Profit 15,207

Dividend(25,366) 0% – Formed on 23 March 2015 after share purchase

Hedging reserves (OCI) 771 23% 180 Formed by the straight line method over the quarter

Currency translation reserve for

10,439 100% 10,439 Formed on 15 January 2015 before share purchase held for sale disposal (OCI)

Foreign exchange difference (OCI) 274 23% 64 Formed by the straight line method over the quarter

Share based payment expense 400 23% 93 Formed by the straight line method over the quarter

ESOP exercise 935 0% – Formed after share purchase

Closing balance 31.3.15 2,113,078

Total adjustments 6,321

12. Gain from bargain purchase—Gain from the bargain purchase figure was derived by applying the “Residual Approach” under this approach the Purchase Price is allocated to tangible assets, with any remainder allocated to Goodwill. Accordingly, the gain from the bargain purchase was calculated to be EUR 232.7 million. According to IFRS 3, paragraph 34, the acquirer shall recognize the resulting gain in profit or loss, on the acquisition date. We had reexamined the purchase price allocation procedure and we didn’t find any incompatibilities.

13. Cost of business combination:

TEUR Note Value%

Purchase Price (22 January, 2015) 13.1 229,106 13.87%

Previously held equity interest 13.2 630,198 41.17%

Non Controlling Interests 13.3 892,429 44.96%

Share based payment- NCI 13.4 5,883 0.00%

Cost of a business combination 1,757,617 100%

13.1. Purchase Price –as mentioned hereinabove, the cost of purchasing 13.87% of the Company’s shares on January 22, 2015 (without ancillary costs) is EUR 229.1 million.

13.2. Previously held equity interest – According to IFRS 3, in case the acquirer has previous holdings in the acquired entity, the acquirer must recognize those holdings at fair value at the date of the business combination costs’ calculation. The amount of shares the acquirer held prior to achieving a controlling share is 154.6 million shares, whereas the Company’s share price at the date of combination was estimated EUR 4.076 per share.

Section 4 : Purchase Price Allocation

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Purchase Price Allocation

Notes (Continued)

13.3. Non-Controlling Interest (NCI) – According to IFRS 3, paragraph

BC 81, the acquirer is allowed to choose the form it measures any non-controlling interest in the acquiree. It may either measure them at fair value or on the basis of its proportionate interest in the acquiree’s identifiable net assets. Gazit-Globe chose to measure the aforementioned NCI by its proportionate interest in the acquiree’s identifiable net assets.

Regarding the NCI which were recognized at the Company’s Financial Statements, since the book value of the NCI is less than 0.1% out of the Company’s total balance sheet and due to considerations of materiality, we concluded that there is no material difference between the book value and the proportionate interest in the acquiree’s identifiable net assets of the NCI’s. Therefore, no adjustments have been made.

13.4. ESOP—Consists of share-based payment reserve in the amount of EUR 4,360 thousands. According to the purchase price allocation methodology, as mentioned above, those ESOP was added to the non-controlling interests at its fair value. The outstanding options fair value based on the Black and Scholes model. The outstanding options’ fair value is EUR 5,883 thousands (see appendix C).

14. Acquisition Summary – based on the aforementioned analysis, the following table illustrates the results of the acquisition model:

Acquisition Model TEUR

Cost of a business combination 1,757,617

Total net assets 2,116,738

Excess of fair value over book value(359,121)

Allocation:

Other assets—VAT(4,000)

Loans & bonds(37,612)

Short and long term lease liabilities(6,006)

Deferred tax assets 2,211

Deferred tax liabilities(81,041)

Gain from bargain purchase(232,674)

Section 4 : Purchase Price Allocation

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Section 5

Appendix A– Market Overview

Section 5 : Appendix A– Market Overview

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Appendix A- Market Overview1

Russia

Macro Overview

After several years of rapid growth, the Russian economy has been feeling the impact of economic sanctions and low oil & gas prices, with GDP set to decrease by 3.8% in 2015, according to the World Bank. Inflation has risen sharply, and the 12-month CPI headline inflation soared to 15% in January from 11.4% in December 2014. The annual inflation rate was 9.1% in 2014.

Russia is a global power of energy-resource production. In 2011, Russia became the world’s leading producer of oil, surpassing Saudi Arabia. Russia is the second-largest producer of natural gas, and holds the world’s largest natural gas reserves, the second-largest coal reserves, and the eighth largest crude oil reserves. Russia is also a top exporter of metals such as steel and primary aluminium.

The Russian economy is greatly reliant on revenue from the export of natural resources. Therefore, the slump in oil price which began in the fourth quarter of 2014, reaching USD 57 per barrel in 31 December 2014, applies a strong force against economic growth in the country. Furthermore, the Rouble has shown a strong deprecation against most currencies, reaching RUB 56.45 per USD on 31 December 2014, or a 70% decrease since September that year.

Retail Market

The geopolitical environment and the economic decline that followed have brought a decline in demand for retail space in 2014. Various companies reconsidered their development programs. Approximately twn international operators have left the Russian market.

At the same time, a number of international operators still consider the Russian retail market to be attractive: about 40 new brands have launched their first stores in Moscow and other cities.

The highest volume of retail completions were registered in Moscow in 2014, with 16 shopping centers opening and a total gross leasable area (GLA) of 750,000 m2, exceeding the previous record of 2009 by 14%. More than 33% of new completions were represented by two large regional shopping centers.

Due to recent investments, the total supply of retail space in Moscow and its surrounding cities is now over 5.5 million m2, reaching 420 m2 per 1,000 inhabitants, still lower than most European capitals.

1 Colliers International and DTZ.

Section 5 : Appendix A– Market Overview

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Appendix A- Market Overview

Russia

Investment Market

The geopolitical instability was the main deterrent for commercial real-estate development in Moscow, and led to a sharp devaluation of the Rouble, a rise in inflation and economic contraction in the second half of 2014. As a result, the real value of transactions decreased in 2014, and was estimated at USD 3.5 billion, 60% lower than 2013.

The share of foreign investment in Russian commercial real-estate decreased to 18% in 2014 from 24% in 2013, and amounted to approximately USD 600 million. Moscow attracts the majority of foreign investment in real assets, as 85% of transactions were closed there.

Poland

Macro Overview

The Polish economy recorded a strong expansion in 2014, 3.3%, almost doubling the growth of 2013 and highest since 2011. The Polish economy is the only one in the EU that has gained every year through the global financial crisis. Domestic demand saw a growth of 4.6% in 2014, and fixed investment surged 9.4% from 0.9% in 2013.

The Polish Zloty depreciated by 3% against the Euro in 2014, further strengthening Poland’s competitive advantage.

Supply and Demand

In 3Q 2014, retail space totalling 75,000 m2 was delivered to the Polish market, increasing the total supply to 10.2 million m2.

The average vacancy rate in the 15 largest Polish cities is showing a downward trend and stands at 3%. At the end of 3Q, approximately 800,000 m2 of modern retail space were under construction with completion estimated for the end of 2016.

Investment Market

In 2013, the biggest construction activity was observed in Krakow, Wroclaw and Tri-City. European entities, especially French, British and German investors, are the dominating retail investment market. Some investors such as Europa Capital, Griffin, Kulczyk Silverstein Properties or Portico Investments are looking for value-added schemes, which require a more active asset management providing good growth opportunities.

2014 saw a EUR 3.1 billion investment volume in Poland, reflacting a small drop of about 5% year-on-year. Office transactions dominated investment activity, with transactions in the warehouse sector outpacing retail for the first time in history.

In 2014, 12% of total investment volume was due to local buying activities, a 50% increase since 2013.

Section 5 : Appendix A– Market Overview

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Appendix A- Market Overview

Poland (Continued)

Prime yields are stable, at around 5.75% fir retail spaces, driven by strong demand for prime real-estate. Yields for secondary retail assets have typically seen 200-300 basis point premiums on prime yields. The yield gap observed is a result of limited demand for this type of product.

Czech Republic Macro overview

In 2014, the Czech economy grew by 2.4%, marking the first year of growth following two years of recession. Economic growth picked up slightly in 3Q 2014 in annual terms.

Retailing in the Czech Republic experienced a recovery and returned to growth in terms of current value sales in 2014, while stagnating in 2012 and 2013. This improvement may be attributable mainly to improved consumer mood and higher confidence among Czech households.

Demand for prime high-street units has risen together with the economic outlook, while on the supply side development activity is muted, with a number of regional cities still struggling with excess supply, due to over development in recent years.

The Czech Republic is one of the most saturated markets in Central Europe for shopping center space. Consequently, developers remain focused on remodelling and enlarging existing schemes to meet the demand for modern retailing requirements.

The retail investment market recorded volumes of EUR 401 million in Q4 2014, the strongest quarterly performance in three years. This took retail volumes in 2014 to EUR 557 million, a significant increase from 2013.

There is a gap between the best performing shopping centers and poorly located and underperforming secondary schemes, and it is expected to widen further in 2015. Many secondary centers will struggle to maintain current rental levels, while vacancy rates are projected to rise further.

On a year on year basis, there is a 40% increase in transaction volumes and 55% increase in the number of transactions, demonstrating very high levels of investment activity across all sectors.

In terms of location, 75% of all transaction volumes in 2014 took place in Prague, confirming the city being the most sought-after destination for investors.

It has been argued that a premium price can be achieved for mixed-use assets with a high proportion of retail space, which are situated in prestigious high-street retail locations in Prague. A specific transaction in this field is believed to promise an annual yield of 5.25%.

Section 5 : Appendix A – Market Overview

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Appendix A- Market Overview

Slovakia

Macro Overview

The Slovakian economy is expected to have decelerated in Q4 2014. Industrial production posted a mild expansion in December, after a significant drop in November, and the business confidence closed the year at a six-month low.

Nevertheless, the Slovakian economy appears to be holding up well in the face of increased geopolitical tensions in the region. Low global oil prices, coupled with steady improvements in the labour market, are expected to support household consumption in 2015.

Moreover, the quantitative easing program announced by the ECB will likely to benefit Slovakian exporters in 2015.

Investment Market

Throughout the beginning of 2014, the Slovakian investment market showed confidence and a positive outlook. Investors were focused on prime properties with excellent covenants, mainly in the office and logistics sectors, a trend that is expected to continue.

Financing volumes remain unchanged, reaching LTVs of about 65%-70% and LTCs of about 60%-65%.

The Office sector was the most attractive for investors, accounting for 40% of entire deals, followed by the retail sector which accounted for 25%.

Office Market

The main trend in this market is the increasing number of renegotiations in the market. When considering relocations, tenants compare the quality of the supply, as well as the financial impact of their decision.

Office prime yields in Bratislava range between 7.25% and 7.75%, while non-prime assets were demanded at a 10% yield.

By the end of 1H 2014, the total office stock, including grade A and B buildings in Bratislava, amounted to 1,513,000 m2. Almost 61% of the space is represented by A grade office space.

Bratislava’s vacancy rate decreased from 15.21% at the end of 2013 to 13.55% at the end of 1H 2014, equating more than 205,000 m2 vacant space. The total vacancy of A grade office space in Bratislava exceeded 135,000 m2 and grade B exceeded 68,000 m2.

In 2013, rents of grade A office space in Bratislava ranged between EUR 10 and EUR 12 per m2 a month, with exceptions of EUR 15 per m2 a monthrents for spaces with a smaller surface area and prime locations. Larger anchor tenants are still able to surpress effective rents of grade A office space below EUR 10 m2 a month in some cases. Grade B premises also showed relative stability between 2009 and 2013, with headline rents spanning between EUR 9 and EUR 12 m2 a month.

Section 5 : Appendix A– Market Overview

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Appendix A- Market Overview

Slovakia (Continued)

Retail Market

There is sufficient capacity for retail development, mostly in smaller, regional cities with good location, close to main roads or in city centers in the form of older department stores with the potential to attract more customers.

Retail yields range from 7.25%-7.5% in Bratislava. Prime retail yields in major regional cities range from 8.8%-9.5%.

The total stock of modern retail space in Bratislava was stable in 2014, and stood at approximately 530,000 m2.

Prime high-street rent has stayed on the level of EUR 40 a month per m2. Average traditional shopping center rent has stayed on the level of EUR 23.5 a month per m2.

Average rents within traditional shopping centers in Slovakia range between:

? Fashion units: €9.00 - €25.00 a month per m². ? Sport units: €8.00 - €22.00 a month per m². ? Shoes units: €12.00 - €20.00 a month per m². ? Lingerie units: €20.00 - €30.00 a month per m². ? Fast food units: €15.00 - €25.00 a month per m². ? Café units: €25.00 - €40.00 a month per m².

Hungary

Macro Overview

The Hungarian economy is expected to have expanded by 3.3% in 2014, sustained by strong fiscal and monetary stimulus. Economic growth peaked in 2Q 2014 at a post-recession high, but growth slowed in 3Q and recent data suggest that the economy has been losing momentum since then.

In order to shore-up economic growth, the Central Bank plans to extend its Funding for Growth Scheme to large companies. This cheap loan program has thus far only been available to small and medium-sized enterprises.

Economic growth is expected to slow in 2015. The consensus is an increase of 2.5% in GDP, and 2.4% in 2016.

Retail Market

In general, the retail market is typified by instability, investment activity has slowed down and the amount of on-going deals is very limited.

On the supply side – as the government has prohibited the construction of new shopping centres larger than 300 m2, or the extension of existing ones (by more than 300 m2) from 1 January 2012 until 31 December 2014, supply was also limited.

Section 5 : Appendix A– Market Overview

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Appendix A- Market Overview

Hungary (Continued)

As a result, no new developments were completed in 1H 2014. Development activity was almost completely frozen. Modern retail stock stood at 2.1 million m2, including more than 1.1 million m2 of shopping center space and 680,000 m2 of strip mall type retail schemes.

Vacancy rates in this segment of the market in Budapest are limited. The best performing schemes in the capital remain: Mammut I and II, West-end City Centre, Arkad, Arena Plaza and Allee.

Office Market

Annual demand for office space in Budapest reached a record high in 2014, with 465,600 m2, indicating a 17% growth from 2013. Renewals represented 46%, while net take up had a share of 54% of transactions.

Interestingly, 27% of the total leasing activity was recorded in Central Pest, whereas 28% of the net take up was concluded in Vaci Corridor.

Investment Market

The Hungarian investment market was improving in 2014. In 1H 2014, total transaction volume in Hungary reached EUR 283 million, with income0generating investment deals accounting for EUR 231 million, a level not seen since 2011. Compared to 1H 2013, transaction volumes increased 46%.

Romania

Macro overview

Following a sharp slowdown in 2014, a slight economic improvement is expected in 2015. GDP rose by 2.9% in 2014, showing the third largest growth in Central and Eastern Europe, after Hungary and Poland. The Romanian economy is expected to grow by 2.8% in 2015 and 3.1% in 2016.

The total investment volume in the Romanian real-estate market was between EUR 1.2 billion and 1.3 billion, up from EUR 300 million in 2013, and the highest level since 2007.

This was the result of several large transactions being closed, and it is unlikely that the same scenario will repeat itself in 2015. Nevertheless, the trend is positive and one major change in 2015 would be the entry of new investors into the local market.

Retail Market

Retail parks accounted for 24% of new retail stock delivered in 2014, rising from 19.8% in 2013. In previous years, retail parks’ share in new retail supply stood at 7%-8%. In 2014, 110,000 m2 put the total stock in retail parks above 1 million m2.

Approximately 73% of the total retail space supply is located within shopping centers, which in 2014 offered 9.3 million m2. In 2013, this figure was 67%, indicating a move by retailers into shopping centers.

Section 5 : Appendix A– Market Overview

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Appendix A- Market Overview

Romania (Continued)

Currently, there is 780,000 m2 of retail space in the pipeline, scheduled to be delivered in 2015 and 2016. Over the course of 2014, 466,000 m2 of retail space was added to the market within 28 new schemes and 8 extensions.

Investment

The most notable growth rate in investment volumes was witnessed in Romania, which posted a rise in activity of almost 300%. This pushed investment transactions in Romania to over EUR 800 million, significantly above the levels of 2013. There is evidence of a positive shift in market sentiment towards the country.

Section 5 : Appendix A– Market Overview

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Section 6

Appendix B- Atrium’s Share Data

Section 6 : Appendix B- Atrium’s Share Data

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Appendix B- Atrium’s Share Data

Appendix B- Atrium’s Share Data

The following chart presents the Company’s share price data in between 2 January, 2014 and the acquisition date:

Following the Company’s share Maximum, Minimum and Average price for the 6 month prior the acquisition:

Maximum Price: EUR 4.274 Minimum Price: EUR 3.683 Average Price: EUR 3.98

Daily Standard Deviation of Returns: 1.25%

Source: Bloomberg

Section 6 : Appendix B- Atrium’s Share Data

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Section 7

Appendix C- ESOP

Section 7 : Appendix C- ESOP

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34

Appendix C- ESOP

Appendix C- ESOP - Non Controlling Interest

Following are the main assumptions for the Company’s outstanding options evaluation, based on the Black and Scholes model:

Evaluation date – 22 January 2015.

Stock price: EUR 4.076 - as quoted in the Vienna stock exchange at the Evaluation Date.

The options exercise prices are in EUR terms. Therefore, the interest rates which we used for the B&S calculation is the annual risk free rates according to the yield rates of the EURO benchmarks curve for the expected terms. The risk free rates for the granted options ranges between 0.6% and 2.43% as presented hereunder:

Year Rf

1 0.60%

2 0.99%

3 1.29%

4 1.54%

5 1.77%

8 2.16%

9 2.27%

10 2.43%

* Source: Bloomberg

Section 7 : Appendix C- ESOP

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Appendix C- ESOP

Appendix C- ESOP -Non Controlling Interest

The stock’s volatility was calculated based on the Company stock’s weekly closing price, adjusted for dividends and splits, for the relevant periods. The volatility rate for the granted options range between 18 % and 49% as follows:

Year Volatility

1 18%

2 18%

3 19%

4 24%

5 24%

6 41%

7 55%

8 55%

9 52%

10 49%

Maturity - since almost all of the options were awarded to senior employees, we assumed the exercise would occur in the last day of the option’s life.

According to the B&S formula, the fair value of the outstanding ESOP is EUR 5,883 thousands.

Section 7 : Appendix C- ESOP

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Section 8

Appendix D- PPA Studies In the Previous Years

Section 8 : Appendix D- PPA Studies In the Previous Years

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Appendix D- PPA Studies In the Previous Years

Appendix D- Previous PPA Studies In the Previous Years

The following table presents the summary of the PPA studies we performed in previous years, together with the current work:

Acquisition Date 30 September 2011 31 December 2011 29 August 2013 31 December 2014 22 January 2015*

Amount of Shares 6,032,717 6,746,383 20,416,463 5,286,751 52,069,622

Total Assets, net per share 6.05 6.03 6.09 5.77 5.30

* It should be mentioned that the acquisitions executed on 30 September 2011, 31 December 2011, 29 August 2013 and the 31 December 2014 were based on a Step-By-Step method. The last acquisition was executed on 22 January 2015, and was based on the Business Combination method. These different methods include different ways to measure the net total assets and as a result, caused a substantial decrease in the net total assets per share ratio.

Section 8 : Appendix D- PPA Studies In the Previous Years

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Section 9

Appendix E- Peer Group Equity Multipliers

Section 9 : Appendix E- Peer Group Equity Multipliers

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Appendix E- Peer Group Equity Multipliers

Appendix E- Peer Group Equity Multipliers

In order to examine the gap between Atrium's equity fair value and book value, we analysed the equity multiplier of investment property companies in Europe. We found, that the companies we had examined are being traded at an equity multiplier, which is in the range of 0.57 and 2.17.

The following table presents the equity multiplier of the companies' sample as of 31 December 2014:

EUR, Billions	Mkt Cap	Equity Capital (Without Minority Interest)*	Market Cap to Equity
ATRIUM EUROPEAN REAL ESTATE	1.54	2.11	*0.73
EUROCOMMERCIAL PROPERTIE-CV	1.52	1.35	1.13
CORIO NV	4.09	4.08	1.00
IMMOFINANZ AG	2.36	4.17	0.57
S IMMO AG	0.41	0.53	0.77
DEUTSCHE WOHNEN AG-BR	5.76	3.93	1.47
PSP SWISS PROPERTY AG-REG	3.27	3.16	1.04
CONWERT IMMOBILIEN INVEST SE	0.83	1.04	0.80
GSW IMMOBILIEN AG	2.60	1.66	1.57
MERCIALYS	1.70	0.78	2.17
GAGFAH SA	4.00	2.22	1.80
Average	**2.55**	**2.28**	**1.23**
Median	**2.36**	**2.11**	**1.08**
MIN	**0.41**	**0.53**	**0.57**
MAX	**5.76**	**4.17**	**2.17**

*Atrium's market cap to equity ratio, with the equity measured according to IFRS 3 requirements, as of the acquisition date is 0.77 (resulted from this PPA study).

As it can be seen in the table to the left, Atrium's equity multiplier is at the lower end of its peer group.

This peer group sample is consistent with the (1) comparison group of the Company according to its management, and with (2) the sample which was used by Gazit-Globe for the PPA study in respect to the additional purchase of about 5.4% the Company's shares on 29 September 2013, and an additional amount of about 1.4%, as visible in the PPA study for 31 December 2014.

Section 9 : Appendix E- Peer Group Equity Multipliers
Purchase Price Allocation of Atrium European Real Estate Limited
Gazit-Globe Ltd | 22 January 2015

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BDO Ziv Haft Consulting Group